

Go with the flow

Received SEC
MAR 2 5 2010
Washington, DC 20549



CAMERON

2009 ANNUAL REPORT



flow...

we control it

we measure it

we regulate it

we facilitate it

we accelerate it

we go with it



Cameron is a leading provider of flow equipment products, systems and services to worldwide oil, gas and process industries.

Cameron's stock price more than doubled in 2009, making it one of the top performers in the Oil Service Sector Index.



Financial Highlights

($ millions except per share and employees)

Years ended December 31:	2009	2008	2007
Revenues	$5,223.2	$5,848.9	$4,666.4
Earnings before interest, taxes, depreciation and amortization (EBITDA)	885.9	1,026.5	810.8
EBITDA (as a percent of revenues)	17.0%	17.5%	17.4%
Net income	475.5	580.7	488.2
Earnings per share:			
Basic	2.15	2.67	2.23
Diluted	2.11	2.54	2.11
Shares used in calculation of earnings per share:			
Basic	221.4	217.5	219.4
Diluted	225.0	228.6	231.4
Capital expenditures	240.9	272.2	245.6
Return on average common equity	17.3%	25.5%	25.6%
As of December 31:			
Total assets	$7,725.4	$5,902.4	$4,730.8
Stockholders' equity	3,919.8	2,344.5	2,133.7
Shares outstanding[1]	244.7	216.9	218.0
Number of employees	18,100	17,100	15,400

[1]Net of treasury shares.

CAM LISTED NYSE



Jack B. Moore
President and Chief Executive Officer



To the stockholders of Cameron

"Go with the flow." To some, this means relinquishing control and allowing external forces to dictate results. To Cameron, it means assessing the environment and the factors that impact the way we run our business, and then taking actions that generate the best possible outcome. I am pleased with the steps we took during this past year to improve Cameron's long-term potential, and I am pleased with the short-term results they produced.

Energy markets remained volatile during 2009, though not to the extremes we saw in 2008. The beginning-of-year lows for oil of around $50 per barrel gave way to prices that moved into the $70 to $80 range for most of the second half of the year. Compared with the roller-coaster ride that crude experienced in 2008, this was a welcome respite. North American natural gas markets also seemed to stabilize, albeit at lower levels than the averages of 2008. Prices ended the year in the $5 to $6 per mcf range, reflecting high storage levels and a modest level of recovery in consumption following the steep decline in industrial gas demand on the heels of the weakened economy.





In this letter a year ago, I mentioned that several of our businesses were entering 2009 with solid backlog levels that provided visibility and stability. Execution by our people—including delivering that backlog efficiently and maintaining cost discipline—led to a solid operating and financial performance. Project execution, in particular, played a key role, not only in delivering predictable financial results, but also in securing the trust and confidence of our customers. We led our peer group once again in 2009 in the total number of subsea tree and new floater and jackup drilling stack awards, evidencing the confidence both operators and contractors have in our people, technology and execution. Other notable accomplishments for the year include the following:

- We completed the acquisition of NATCO Group Inc., the largest transaction in Cameron's history.
- We maintained our position as the number one or two player in the majority of our business lines.
- Our orders, revenues and backlog all declined from the record levels posted in 2008, but held up remarkably well in a challenging environment, allowing us to generate another solid earnings year.
- Our stock price more than doubled in 2009, making us one of the top performers in the Oil Service Sector Index.

NATCO ACQUISITION CREATES A NEW PROCESS SYSTEMS LEADER

The completion of the NATCO acquisition in November positions Cameron as the global leader in process systems technologies for the oil and gas industry. The strategic fit with Cameron's other units is impressive; it provides us the opportunity to bring together complementary services and technology from our valves, measurement, wellhead, compression and, of course, our pre-existing process and separation businesses. The employees, technologies, infrastructure and customer base that were part of NATCO are now embedded in our Process Systems division. This strengthens our current product and system offerings, and advances our efforts to develop broader solutions for deepwater separation technology that will create additional value for our customers and shareholders.

BALANCE SHEET REMAINS HEALTHY

We exited 2009 with our balance sheet as strong as when we entered the year. We would have liked to use cash in the NATCO acquisition, but NATCO's board of directors preferred that their shareholders receive Cameron stock, and thus have the opportunity to reap the long-term benefits of the combination of these two organizations. As of year-end, with more than $1.8 billion in cash and total debt of approximately $1.25 billion, we still have one of the more enviable balance sheets in the industry.

Capital spending in 2009 totaled $241 million, including $38 million to complete the new surface equipment facility in Romania, which opened in late 2009, and $49 million on the expansion of our subsea capacity in Malaysia, which was substantially completed in the fourth quarter of 2009. We also continued to invest in new machine tools and other

efficiency improvements at facilities across all of our business lines. These investments have enhanced our position as a low-cost manufacturer in our markets and contributed significantly to our profitability in a difficult pricing environment.

With NATCO occupying so much of our time and resources, and with the M&A market still in relative limbo, opportunities for further acquisitions were limited during 2009. We are continuing to search for good businesses that can be acquired at fair prices, and I expect to see us active on the acquisition front again in 2010.

Our share repurchase program had to be shelved from the time when we signed the agreement to acquire NATCO in June until the completion of the acquisition in November, but we began buying our own stock again after the closing. During the year, we bought about 935,000 shares for approximately $29 million, and our authorization for share repurchase was approximately 6.2 million shares as of year-end. We will continue to buy back our stock on an opportunistic basis.

NEW DIRECTOR ADDED; THANKS TO EMPLOYEES FOR 2009 PERFORMANCE

I am pleased to note the addition of Jon Erik Reinhardsen, president and CEO of Petroleum Geo-Services ASA, to our board of directors in June of 2009. Jon Erik brings to Cameron a wealth of experience in the oil service industry and a global perspective on the business, and he will fit well with a board that has distinguished itself in its commitment to accountability, good business practices and building shareholder value.

Our employees' performance in 2009 was outstanding. They remained focused on execution and maintaining the standards of performance and excellence for which Cameron is known. Their commitment to performing their responsibilities safely, without risk to themselves, others, the environment or the locales in which we operate, led to numerous industry and community recognition awards. Our people proved last year that they not only go with the flow, they roll with the punches in difficult environments and deliver results.

While it appears that our customers are entering 2010 with a higher degree of confidence in the future direction of oil and gas prices, I still expect the coming year to offer a new set of challenges. I have no doubt that we will perform up to the expectations of the constituents we serve, including customers, shareholders, suppliers and partners. Our best effort is the least you can expect.

Sincerely,



Jack B. Moore
President and Chief Executive Officer

Drilling & Production Systems

- Drilling's delivery performance confirms market-leading position; industry's first 20,000-psi blowout preventer introduced at the 2009 Offshore Technology Conference
- Surface expands services to North American shale plays, enhances customer relationships in multiple international markets, opens world-class manufacturing facility in Romania
- Subsea books most tree awards in industry for second consecutive year; project performance confirms role as a preferred supplier
- NATCO acquisition creates leading separation and processing provider, expands Cameron's product lines and global exposure
- Acquisitions strengthen actuation and automation product and service offerings for Flow Control



Statistical/Operating Highlights ($ millions)

	2009	2008	2007
Revenues	$3,406.1	$3,736.7	$2,887.1
EBITDA	721.8	710.4	554.6
EBITDA (as a percent of revenues)	21.2%	19.0%	19.2%
Capital expenditures	174.4	163.6	147.3
Orders	3,126.2	5,255.4	3,417.9
Backlog (as of year-end)	4,364.1	4,416.8	3,203.0

Cameron's on-time performance was recognized by customers and was a key factor in booking several significant orders.

Drilling Systems

PRODUCTS – Ram and annular blowout preventers (BOPs), control systems, drilling riser, drilling valves, choke and kill manifolds, diverter systems, aftermarket parts and services

CUSTOMERS – Drilling contractors, rental companies, engineering and construction companies, oil and gas majors, national oil companies

Drilling Systems entered 2009 with a strong backlog built on the three highest order years (2006-2008) in the history of the drilling business, reflecting a wave of newbuild demand in the deepwater rig market. Although commodity price uncertainty led to a decline in rig count and in new equipment orders in 2009, drilling contractors continued to move ahead with plans and programs that originated prior to the economic crisis, including new equipment orders that had been placed. The Company's significant investments in its BOP, riser and controls manufacturing facilities allowed Cameron to meet all of its 2009 delivery commitments for deepwater rigs, shipping the most stacks in the industry. Cameron's on-time performance was recognized by customers and was a key factor in booking several significant orders during the year.

As contractors focused on maintenance of existing rig fleets, Cameron's aftermarket presence became even more important. Cameron's combination of a global network of service facilities and the largest installed base of BOPs and drilling control systems in the industry allowed the drilling aftermarket group to increase market share by focusing on reducing lead time and improving delivery performance for repairs and spare parts. The resulting parts and service activity on existing rig fleets kept Cameron's aftermarket business relatively flat year-over-year.

During the year, Drilling Systems continued to expand its global repair and service capabilities, took steps to streamline and consolidate its elastomer operations, and increased the staff of service technicians by twenty-five percent. Aftermarket service for customers clearly remains a high priority for the Drilling Systems organization.

In other areas, new land rig bookings were generated by oilfield redevelopment efforts in Iraq and from additions to fleets in North Africa. Despite a relatively saturated market for newbuild jackups, five new orders were booked for surface BOP systems, including two for Cameron's EVO™ BOP, a compact, lighter version of Cameron's traditional offering. In addition, orders were received for two subsea drilling packages for newbuild floaters designated for the Brazilian pre-salt developments.

Cameron's advances in technology were once again featured at the 2009 Offshore Technology Conference (OTC), where the world's first 18¾" 20,000-psi BOP was introduced. This new offering combines the highly-engineered EVO brand characteristics of reduced height and weight with significantly enhanced capability for high-pressure well drilling and completion. The 2009 OTC also saw the introduction of Cameron's RoboSpider, the world's first fully automated hydraulic drilling riser torque system, which provides operators with significant cost savings in riser handling, and Cameron's receipt of the OTC's Spotlight on New Technology Award for the NASMUX System, an acoustic controls system for subsea BOPs that offers an alternative to traditional multiplexed control systems.

During the year, Cameron opened a facility in Houston dedicated to supplemental products unique to the drilling business. The plant serves as a Cameron "center of excellence" for the engineering and construction of choke and kill manifolds, standpipe manifolds and cement manifolds, and also provides specialized services in the repair and recertification of drilling-specific products, including gate valves, drilling chokes and choke panels.



Surface Systems

PRODUCTS – Production systems and controls, wellheads, block valves, gate valves, mudline systems, dry completion systems, aftermarket parts and services

CUSTOMERS – Oil and gas majors, national oil companies, independent producers, geothermal energy producers



Cameron is the industry's largest provider of surface production equipment. The nature of this business, the diversity of its worldwide markets and its significant aftermarket component typically make the surface market less volatile than other markets served by Cameron. Orders and revenues for Surface Systems had increased annually since 2003, and even in the difficult environment of this past year, activity held up reasonably well.

In the North American markets, rig count declined significantly, while growth in development of shale gas plays remained relatively intact. In response, Cameron added sales and aftermarket facilities to serve selected shale gas regions, created a new regional office in Fort Worth, Texas and expanded product offerings for frac-related services to shale customers. This included adding capability for frac tree rental, installation, valve lubrication and casing test services throughout North America. Meanwhile, Cameron has continued its support of major operators in the Rocky Mountain region in unconventional gas areas such as the Piceance Basin, the Green River Basin and the San Juan Basin, where Cameron technology helps reduce rig time and improve safety during simultaneous operations on multiple well pads.

In Latin America, Cameron is the largest surface production equipment supplier to Pemex's Chicontepec, ATG and Burgos projects, either directly or through Schlumberger, Halliburton and others who provide integrated drilling services to Pemex. In South America, Cameron's artificial lift systems will be used by Sinovensa in Venezuela to provide progressive cavity pump completions for wells in the Orinoco Belt, one of the largest heavy oil deposits in the world, and Cameron has entered into significant multi-well contracts with Petrobras Bolivia and with Repsol in Peru for high-pressure gas completions.

Cameron has long been a primary supplier of surface equipment to operators in the Asia-Pacific/Middle East market, including OPEC's largest producers. Production constraints and reduced spending have diminished demand for surface products and intensified price competition in these markets. Cameron has responded by consolidating positions with key customers and expanding business in potential new markets. Recently, long-term contract extensions have been reached with such companies as PDO (Shell Oman), Khalda (Apache Egypt), Cairn India and Total Indonesia. The Total contract, valued at $40 million, positions Cameron as a supplier to the vital Tunu field for several more years. Meanwhile, new long-term contracts were secured with Qatar Petroleum, Oxy Oman and Premier in Vietnam. The latter is Cameron's first major surface contract award in the fast-growing Vietnam market in nearly 10 years. Cameron has opened an in-country aftermarket base to support the Premier work and in anticipation of future business, adding to the Company's unparalleled reach of local facilities throughout the region.

Cameron's European presence has been enhanced by the late 2009 opening of the new surface manufacturing plant in Ploiesti, Romania. This state-of-the-art facility incorporates the latest technology in machine tools, welding, assembly and testing applications, allowing Cameron to more efficiently provide customers in the region with high-specification surface wellheads, block valve assemblies and related products. The plant is equipped to handle design engineering, quotations and proposals and provide dedicated project management, and is expected to be fully functional by the second quarter of 2010. Additional investment in the area included the completion of the aftermarket facility in Baku, Azerbaijan, and initiation of construction on a new aftermarket facility in Kazakhstan, further confirming Cameron's commitment to local content in its global locations.

While the North Sea is a relatively mature market with limited opportunities for new development, it remains a solid source of business. In the U.K. sector, Cameron has leveraged its role as a long-term supplier of surface equipment to platforms operated by major producers into aftermarket business and new equipment orders with the independent operators that have entered the market. In the Norway sector, aftermarket bookings grew significantly over the prior-year levels. In North Africa, Cameron's presence has increased on the strength of successful deliveries into Algeria, a new contract for equipment and aftermarket services with BP in the region, and plans for a new aftermarket facility to support local developments.

Finally, Surface Systems introduced two new technology applications during 2009, both aimed at lowering costs for customers. The EXACT-10™ (10,000-psi) and EXACT-15™ (15,000-psi) Adjustable Wellhead Systems provide rig time savings for operators, while still incorporating key safety features, and are suitable for both exploration and production drilling applications. The new DF-PA (Diver-Friendly Plug & Abandonment) System was developed specifically for installation on hurricane-damaged wells in the Gulf of Mexico. The system not only enhances the safety of the diver, but also reduces the underwater installation time (and the attendant cost) by as much as 50 percent compared to existing applications.

Subsea Systems

PRODUCTS – Production systems and controls, wellheads, manifolds, aftermarket parts and services

CUSTOMERS – Oil and gas majors, national oil companies, independent producers, engineering and construction companies

The Subsea Systems group has long been a premier provider of trees, wellheads, controls and manifolds to subsea developments worldwide, and its world-class systems engineering and project management capabilities have confirmed Cameron's role as a leading supplier of subsea systems and technology. During 2009, the Company's Leeds, England facility completed its 900th subsea tree; there are now more than 1,100 Cameron trees installed in subsea developments worldwide.

Of the more than 300 subsea trees awarded across the industry in 2009, Cameron booked 175, or well over 50 percent. This leading market share was driven by a 111-tree order from Petrobras under a $480 million frame agreement that calls for Cameron to deliver 138 trees and multiple sets of running tools over a four-year period, continuing the Company's role as a primary supplier to the Brazilian markets. In late 2009, Cameron was awarded Chevron's Jack and St. Malo project in the Gulf of Mexico, which includes 12 trees, associated equipment and services valued at approximately $250 million. This high-pressure, high-temperature development comes on the heels of Cameron's support of Chevron's Tahiti, a similar project in the Gulf.

Other project awards during the year included the Burullus Gas West Delta Deep Phase VIII in Egypt, BHPB's Macedon project in Australia and Noble Energy projects in Equatorial Guinea and the Mediterranean. These accounted for another 31 trees, with the remainder of Cameron's total rounded out by various smaller orders.

While industry orders for subsea trees were down from prior-year levels, Cameron's tree backlog is at a record high. After shipping approximately 110 trees during 2009, more than 250 trees and associated equipment remained in backlog at year-end,

with deliveries scheduled to take place over the next several years. Subsea project awards during 2010 are expected to be similar to the levels seen in 2009, with operators continuing to look for indications of renewed growth in global energy demand that will support price levels justifying their investment. However, multiple major projects are still in various phases of planning and engineering, and subsea orders are likely to recover to higher levels in 2011 and beyond.

In order to improve efficiency and prepare for coming growth in subsea system demand, Cameron has continued to invest in subsea engineering and manufacturing. The $65 million expansion of the Malaysian subsea facility is on schedule for completion in the first quarter of 2010, and will provide additional state-of-the-art production capacity for trees, wellheads and other subsea components.

Cameron's performance with a wide variety of customers has confirmed the Company's position as a preferred supplier of subsea equipment worldwide. The scope of Cameron's capabilities is made apparent by its relationship with companies like BP. During 2009, Cameron was awarded the second phase of BP's Taurt project offshore Egypt, continued to book business under a frame agreement with BP in the North Sea, and recorded more than $100 million in bookings under the frame agreement with BP in the Gulf of Mexico. The latest order under this agreement includes four subsea trees, production control systems, a manifold, flowline connection systems, engineering and project management services, and is the result of an ongoing collaboration on engineering and standardization practices between the two companies. In addition, activity continues on Phase 1 of BP's Block 31 development offshore Angola. This project serves as an example of Cameron's commitment to local content requirements through its expansion of the Luanda, Angola facility. This initial phase of Block 31 represents more than $850 million in revenues to Cameron, and is slated to be the first of four similar packages of equipment and services to be provided to BP over the next decade.

Additional significant subsea projects under way include Total's AKPO, a 44-well project offshore Nigeria that has achieved first oil on schedule; the BHP Pyrenees and Apache Van Gogh projects, offshore Australia; and Husky's White Rose and North Amethyst developments offshore Newfoundland.

Cameron's history of success in developing and applying new technology is a key factor in customers' willingness to consider new methods to improve efficiency and lower costs. One of the latest is the Multiple Application Reinjection System (MARS™), a unique well intervention system that serves as an interface between subsea production trees and a variety of processing equipment. In late 2009, the MARS system was used in a successful subsea scale squeeze operation offshore Angola. The procedure, carried out on production trees from another supplier, allowed the operator to complete the process with minimal interruption and at significant cost savings over traditional methods.

Meanwhile, Cameron's initial commercial deployment of its all-electric subsea production system, CameronDC™, has performed as planned since its late-2008 installation in Total's K5F field in the Dutch North Sea. The multi-patented all-electric technology has demonstrated the reliability and functionality that were expected, and modifications to the system are being applied to extend its range of possible applications.



Process Systems

PRODUCTS – Separators, heaters, dehydration and desalting units, gas conditioning units, membrane separation systems, water processing systems and aftermarket parts and services

CUSTOMERS – Oil and gas majors, national oil companies, independent operators and engineering, procurement and construction companies

The completion of the acquisition of NATCO Group Inc. in late 2009 expanded the size, product offerings and global reach of Cameron's separation and processing business significantly. The vast majority of NATCO's operations have been combined with the former Petreco Process Systems organization, resulting in the industry's leading supplier of separation and processing technology and solutions, under the new Process Systems division. The acquisition more than doubles Cameron's presence in this space, enhances product and technology offerings, adds in-house manufacturing capability and brings NATCO's experienced and valuable employee team to the Cameron organization.

During 2009, Process Systems booked new business representing a variety of applications and systems. The Shenzi Phase II-Water Flood Project for BHP Billiton in the Gulf of Mexico is a $13 million project designed to process 125,000 barrels/day of seawater used in the waterflood process on the Shenzi development, and includes both Ultrafiltration and Sulfate Removal Membrane Packages, complete with Clean-in-Place systems.

Earlier in the year, NATCO received a Letter of Authorization to proceed with the $87 million balance of a $120 million contract—the largest in NATCO's history—to provide its unique CO_2 membrane separation technology and equipment to PETRONAS for its Tangga Barat Cluster Fields offshore Malaysia. The Cynara® membrane and pretreatment system will be used for the selective capture of CO_2 from the produced natural gas stream. Final delivery of the project is expected in the second quarter of 2010.

In October, an $86 million order—the largest in the Petreco organization's history—for sixteen multiphase pumping units was booked. The systems include pumps, electric motors, piping, valves and control systems, and will be used to boost pipeline delivery pressure and increase crude oil production rates on three offshore platforms in the Ku-Maloob-Zaap Field in the Gulf of Mexico. Installation is to take place in 2011.

Process Systems continued to expand its base of manufacturing networks and technology development, including the 2009 opening of a fabrication facility in Saudi Arabia through a joint venture with a local partner, Al-Rushaid Middle East Ltd. This state-of-the-art facility, located in Al-Rushaid's industrial complex, will produce top-quality pressure vessels, including desalters, dehydrators, filters, hydrocyclones, and other equipment for the upstream, downstream and petrochemical markets. Also in 2009, Process Systems relocated its Technology Center from Tulsa, Oklahoma, to Houston, Texas, to facilitate and support many industry partnerships and joint development programs with customers to advance processing technology development in a number of areas such as oil dehydration, water conditioning and gas processing.

Flow Control

PRODUCTS – Chokes, actuators, gears, valve accessories and automation solutions

CUSTOMERS – Oil and gas majors, national oil companies, independent producers, engineering and construction companies, drilling contractors

The Flow Control division serves as a leading supplier of flow control technology to other Cameron businesses, as well as to other industry manufacturers and directly to end-users, under such brand names as CAMERON®, WILLIS®, DYNATORQUE™, LEDEEN™, MAXTORQUE™ and TEST™.

Two complementary additions to product lines were completed during the year. In June, Flow Control closed on the acquisition of MAXTORQUE, which provides high-performance quarter-turn and multi-turn gear operators for motorized and manual applications, overrides, and engineered actuation solutions; and in November, as a result of Cameron's acquisition of NATCO, TEST Automation was added to Flow Control, enhancing the division's offerings of comprehensive, field-proven actuation equipment and advanced automation technology solutions.

Flow Control also entered the drilling manifold and gate valve repair business in May, through the opening of a new state-of-the-art facility in Houston, Texas, operating in concert with Cameron's Drilling Systems division.

Like several of Cameron's other businesses, Flow Control entered the year with a strong backlog, and maintained its revenues despite a soft market. The division also benefited from the partial-year contributions of the two acquisitions and a minimal level of order cancellations. A recovery in customer spending, and perhaps some moderate order growth in traditional product lines, are anticipated in 2010, supplemented by incremental business from the full-year benefit of the 2009 acquisitions.

Valves & Measurement

- North American weakness affects demand, pricing across all businesses
- International exposure provides stability in certain product lines
- 2010 activity expected to benefit from modest recovery in spending



Statistical/Operating Highlights ($ millions)

	2009	2008	2007
Revenues	$1,194.7	$1,473.2	$1,273.7
EBITDA	247.6	333.6	298.1
EBITDA (as a percent of revenues)	20.7%	22.6%	23.4%
Capital expenditures	50.0	63.0	59.7
Orders	1,004.1	1,573.5	1,315.5
Backlog (as of year-end)	547.1	749.2	685.2



Valves & Measurement benefited from the stability in international product lines during 2009.





2010 orders and revenues in Distributed Valves are expected to reflect the relative strength of the domestic rig count.

Distributed Valves

Distributed Valves provides a wide variety of valves used in the exploration, production and transportation of oil and gas, with products sold through a network of wholesalers and distributors. The majority of orders and sales are generated within North American markets.

In 2009, orders in the Distributed Valves division declined year-over-year, reflecting the economic slowdown and the resultant lower rig count and lower spending levels in the U.S. and Canada. The latter half of the year did see a greater emphasis on investment in high-potential shale areas in North America, generating a modest recovery in those markets. Internally, the division focused on growing its business through investment in international markets, expansion of strategic distributor relationships in North America and sustainable efficiency improvements via consolidation of certain Canadian facilities. 2010 orders and revenues are expected to primarily reflect the relative strength of the domestic rig count, but will also be impacted by efforts to continue expansion into international markets and enhance distributor relationships.



Engineered Valves

Engineered Valves provides a full range of customized ball and gate valves for use in natural gas production and transmission, LNG, crude oil/refined product movements and critical service applications.

Despite difficult market conditions, the division generated solid performance as a result of entering the year with a healthy backlog and implementing cost savings initiatives, as well as taking a series of actions to improve ongoing efficiency and profitability. Major capital investments included the implementation of new machining capabilities in the Italian operations, reducing outsourcing needs, and an expansion of the Ville Platte, Louisiana facility, which will be complete in the first quarter of 2010. Engineered Valves' expansion of the Ville Platte plant increases capacity and integrates the division's Rapid Response "quick-turn" business. Engineered Valves has also continued to focus on several strategic sales alliances with major international customers through the Project Valve Management team, which has generated incremental orders on several large projects.

Orders for full-year 2009 were down due to market conditions in the U.S. and Canada, as well as delays on certain large international pipeline projects. Markets outside North America are expected to rebound in 2010, driven by major production field development and pipeline infrastructure projects. U.S. and Canadian markets are expected to recover, although at a lesser pace, driven by gas transmission pipeline additions to support the growth in shale gas production fields.

Process Valves

Process Valves are used in critical service applications that are often subject to extreme temperature conditions, particularly in refinery, power generation (including nuclear), chemical, petrochemical and gas processing markets, including LNG.

As in the other V&M divisions, global economic weakness fueled a worldwide collapse in demand for processed hydrocarbons; as a result, process industries, particularly in North America, experienced major slowdowns in project orders, reflecting rationalization of infrastructure in refineries and petrochemical installations. Although lack of financing and delays in project approvals affected businesses worldwide, certain international markets fared better than others; specifically, selected emerging markets, including the FSU, China and the Asia-Pacific region, have continued to pursue infrastructure investment directed at controlling their supply of processed products. Process Valves' ongoing efforts to expand its international exposure are expected to lead to a measured recovery in 2010, led by these emerging international markets.

Measurement Systems continued to launch new products and features throughout the year.

Measurement Systems

Measurement Systems designs, manufactures and distributes measurement products, systems and solutions to the global oil and gas, process and power industries.

Overall business for the division was down sharply in 2009, especially in North American upstream oil and gas markets, but was tempered by relatively strong performance from the Caldon and Jiskoot product lines and their primary markets: oil pipelines and terminals, and power generation.

North American upstream markets have lagged the rest of the world. The weakness is expected to persist through the first half of 2010, as the industry deals with record levels of gas storage and low activity levels, but should begin to show signs of a gradual recovery later in the year.

Meanwhile, Measurement Systems has kept its research and development programs intact and continued to launch new products and features throughout the year, while building its international presence with expanded sales offices in such growth areas as India, China, the Middle East and the Asia-Pacific region. Those key initiatives will continue to drive market penetration in 2010.

Aftermarket Services

Aftermarket Services provides OEM parts, repair, field service, asset management and remanufactured product to Valves & Measurement customers.

Despite difficult market conditions across world markets, the Aftermarket Services division saw modest growth during 2009, as customers continued to invest in service and maintenance of their equipment and facilities. The acquisition of Geographe, a leader in total valve management services for the Australian and Southeast Asia markets, provides a significant enhancement of Cameron's service capability in the fast-growing Asia-Pacific region and adds aftermarket capabilities that will be deployed across other global markets. In addition, the division established operations in China and the Middle East during 2009 to support the installed valve base in those regions.

The Aftermarket Services division saw modest growth during 2009, as customers continued to invest in service and maintenance.



Compression Systems

- Beginning-of-year backlog tempers impact of global economic collapse
- Financial results reflect attention to cost reduction efforts
- Inquiry levels, modest activity pickup may indicate gradual recovery



Statistical/Operating Highlights ($ millions)

	2009	2008	2007
Revenues	**$622.5**	$638.9	$505.6
EBITDA	**107.1**	117.3	90.2
EBITDA (as a percent of revenues)	**17.2%**	18.4%	17.8%
Capital expenditures	**12.3**	24.6	22.8
Orders	**464.9**	711.7	648.7
Backlog (as of year-end)	**278.6**	440.5	380.1

A healthy backlog, combined with cost reduction efforts, allowed Compression Systems to post results comparable with the earnings of 2008.



Cameron's Compression Systems group is a leading provider of compression equipment and related aftermarket parts and services for the oil, gas and process industries. The Reciprocating Compression division markets its products and services under the Ajax®, Superior®, Cooper-Bessemer®, TSI®, Texcentric®, Enterprise™ and CSI™ brand names, while the Centrifugal Compression division markets its products and services under the MSG®, Turbo Air® and Joy™ brand names.

Global customers include gas transmission companies, compression leasing companies, oil and gas producers and processors, independent power producers, petrochemical and refining companies, natural gas processing companies, durable goods manufacturers, utilities, air separation and chemical companies.

Despite the lingering impacts of the late 2008 collapse of the global economies and the attendant decline in the energy and industrial markets served by Compression Systems, the group delivered a solid financial performance in 2009. A healthy backlog—particularly in the centrifugal compression business lines—combined with diligent cost reduction efforts, allowed Compression Systems to post results comparable with the record earnings performance of 2008.

Compression's two largest markets, gas production and air separation, both saw dramatic declines in capital spending, resulting in significant declines in bookings and cancellations of several orders. In North American natural gas markets, prices fell from the 2008 levels of more than $12 per mcf to below $5 per mcf in 2009. The resultant decline in gas drilling and production led to a material drop in demand for new reciprocating compressor units. In addition, ongoing purchases of compressor sets by compression packagers fueled an excess supply of equipment in the markets. This inventory overhang is expected to continue to limit new unit orders during 2010. The expansion of reciprocating offerings into international markets in previous years served to temper the effect of the North American slowdown, with orders received from global customers like Pemex, Romgaz and CNPC.

Air separation has historically been the primary market for Cameron's integrally-geared centrifugal compressors, which are used by major air separation companies, including Air Liquide, Praxair, Air Products and Linde, in plant applications for industrial developments. After several years of record orders, investment in steel plants, petrochemical plants and durable goods manufacturing came to a standstill. Several active projects were deferred indefinitely, and certain major orders were cancelled. As a result, new unit bookings declined dramatically in 2009, and recent diversification into new served markets and expanded geographic exposure served to only partially offset the impact.

Entering 2010, North American gas fundamentals—both price and demand—are not expected to recover at a pace that will generate significant new business. However, some compression customers have indicated plans for a gradual return to investment in their businesses, and markets in China, India and Russia may see improvement in new unit bookings in 2010 for both reciprocating and centrifugal products. Additionally, new initiatives in several areas should generate incremental opportunities during the year, including shale gas plays in North America, coal bed methane in Australia, fuel gas boosting applications in Europe and the FSU and emissions control programs in the U.S. Longer-term, further diversification of Compression's customer base, product development efforts, increasing penetration of international markets, and continued attention to cost control should drive a return to the strong performance levels in recent years.





Management's Discussion and Analysis of Financial Condition and Results of Operations of Cameron International Corporation

The following discussion of Cameron International Corporation's (the Company or Cameron) historical results of operations and financial condition should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Annual Report. All per share amounts included in this discussion are based on diluted shares outstanding.

Received SEC
MAR 25 2010
Washington, DC 20549

Overview

Cameron is a provider of flow equipment products, systems and services to worldwide oil, gas and process industries. The Company's operations are organized into three business segments — Drilling & Production Systems (DPS), Valves & Measurement (V&M) and Compression Systems (CS).

Based upon the amount of equipment installed worldwide and available industry data, DPS is a leading provider of systems and equipment used to control pressures, direct flows of oil and gas wells and separate oil and gas from impurities. DPS's products are employed in a wide variety of operating environments including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations. DPS's products include surface and subsea production systems, blowout preventers (BOPs), drilling and production control systems, oil and gas separation equipment, gas conditioning units, membrane separation systems, water processing systems, block valves, gate valves, actuators, chokes, wellheads, manifolds, drilling riser and aftermarket parts and services. DPS's customers include oil and gas majors, national oil companies, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers. Based upon the amount of equipment installed worldwide and available industry data, V&M is a leading provider of valves and also supplies measurement systems primarily used to control, direct and measure the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. V&M's products include gate valves, ball valves, butterfly valves, Orbit® valves, double block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and services as well as measurement products such as totalizers, turbine meters, flow computers, chart recorders, ultrasonic flow meters and sampling systems. V&M's customers include oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies. CS provides reciprocating and integrally geared centrifugal compression equipment and related aftermarket parts and services. The Company's compression equipment is used by gas transmission companies, compression leasing companies, oil and gas producers and processors, independent power producers, petrochemical and refining companies, natural gas processing companies, durable goods manufacturers, utilities, air separation and chemical companies.

Revenues for the years ended December 31, 2009, 2008 and 2007 were generated from shipments to the following regions of the world (dollars in millions):

Region	2009	2008	2007
North America	**$ 2,032.5**	$ 2,066.7	$ 1,741.0
South America	**504.3**	438.6	307.7
Asia, including Middle East	**1,042.1**	1,097.8	970.9
Africa	**684.5**	696.5	614.9
Europe	**789.7**	1,267.7	947.7
Other	**170.1**	281.6	84.2
	$ 5,223.2	$ 5,848.9	$ 4,666.4

In addition to the historical data contained herein, this Annual Report, including the information set forth in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this report, may include forward-looking statements regarding future market strength, customer spending and order levels, revenues and earnings of the Company, as well as expectations regarding equipment deliveries, margins, profitability, the ability to control and reduce raw material, overhead and operating costs, cash generated from operations, capital expenditures and the use of existing cash balances and future anticipated cash flows made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results may differ materially from those described in any forward-looking statements. Any such statements are based on current expectations of the Company's performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company's results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company's products; the size and timing of orders; the Company's ability to successfully execute large subsea and drilling projects it has been awarded; the possibility of cancellations of orders in backlog; the Company's ability to convert backlog into revenues on a timely and profitable basis; the impact of acquisitions the Company has made or may make; changes in the price of (and demand for) oil and gas in both domestic and international markets; raw material costs and availability; political and social issues affecting the countries in which the Company does business; fluctuations in currency markets worldwide; and variations

in global economic activity. In particular, current and projected oil and gas prices historically have generally directly affected customers' spending levels and their related purchases of the Company's products and services. As a result, changes in oil and gas price expectations may impact the demand for the Company's products and services and the Company's financial results due to changes in cost structure, staffing and spending levels the Company makes in response thereto. See additional factors discussed in "Factors That May Affect Financial Condition and Future Results" contained herein.

Because the information herein is based solely on data currently available, it is subject to change as a result of, among other things, changes in conditions over which the Company has no control or influence, and should not therefore be viewed as assurance regarding the Company's future performance. Additionally, the Company is not obligated to make public disclosure regarding such changes unless required under applicable disclosure rules and regulations.

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to costs to be incurred on projects where the Company utilizes accounting rules for construction-type and production-type contracts as promulgated in the Financial Accounting Standards Board's Accounting Standards Codification (FASB ASC) for revenue recognition, warranty obligations, bad debts, inventories, intangible assets, assets held for sale, exposure to liquidated damages, income taxes, pensions and other postretirement benefits, other employee benefit plans, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

Critical Accounting Policies

The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements. These policies and the other sections of the Company's Management's Discussion and Analysis of Results of Operations and Financial Condition have been reviewed with the Company's Audit Committee of the Board of Directors.

Revenue Recognition — The Company generally recognizes revenue, net of sales taxes, once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company's subsea and drilling systems and processing equipment contracts, revenue is recognized in accordance with the FASB ASC's accounting rules relating to construction-type and production-type contracts. Under this guidance, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue is recognized once the manufacturing process is complete for each unit specified in the contract with the customer, including customer inspection and acceptance, if required by the contract. This method requires the Company to make estimates regarding the total costs of the project, which impacts the amount of gross margin the Company recognizes in each reporting period. The Company routinely, and at least quarterly, reviews its estimates relating to total estimated contract profit or loss and recognizes changes in those estimates as they are determined. Revenue associated with change orders is not included in the calculation of estimated profit on a contract until approved by the customer. Costs associated with unapproved change orders are deferred if (i) the customer acknowledges a change has occurred and (ii) it is probable that the costs will be recoverable from the customer. If these two conditions are not met, the costs are included in the calculation of estimated profit on the project. Anticipated losses on these contracts are recorded in full in the period in which they become evident.

Factors that may affect future project costs and margins include the ability to properly execute the engineering and design phases consistent with our customers' expectations, production efficiencies obtained, and the availability and costs of labor, materials and subcomponents. These factors can significantly impact the accuracy of the Company's estimates and can materially impact the Company's future period earnings. Approximately 28%, 28% and 21% of the Company's revenues for the years ended December 31, 2009, 2008 and 2007, respectively, were recognized under accounting rules for construction-type and production-type contracts.

Allowance for Doubtful Accounts — The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience, the length of time an invoice has been outstanding, responses from customers relating to demands for payment and the current and projected financial condition of specific customers. Were the financial condition of a customer to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required. See Note 4 of the Notes to Consolidated Financial Statements for additional information relating to the Company's allowance for doubtful accounts.

Inventories — The Company's aggregate inventories are carried at cost or, if lower, net realizable value. Inventories generally located in the United States and Canada are carried on the last-in, first-out (LIFO) method. Inventories generally located outside of the United States and Canada are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. The future estimated realizable value of inventory is generally based on the historical usage of such inventory. The Company ages its inventory with no recent demand and applies various valuation factors based on the number of years since the last demand

from customers for such material. If future conditions cause a reduction in the Company's current estimate of realizable value, due to a decrease in customer demand, a drop in commodity prices or other market-related factors that could influence demand for particular products, additional provisions may be required. Additional information relating to the Company's allowance for obsolete and excess inventory may be found in Note 5 of the Notes to Consolidated Financial Statements.

Goodwill — The Company reviews the carrying value of goodwill in accordance with accounting rules on impairment of goodwill as contained in the FASB's ASC which requires that the Company estimate the fair value of each of its reporting units annually and compare such amounts to their respective book values to determine if an impairment of goodwill is required. Generally, this review is conducted during the first quarter of each annual period. Based upon the most recent annual evaluation, no impairment of goodwill was required. At December 31, 2009, goodwill recorded by the Company was $1,441.6 million. Should the Company's estimate of the fair value of any of its reporting units decline dramatically in future periods due to changes in customer demand, market activity levels, interest rates or other factors which would impact future earnings and cash flow or market valuation levels of the Company or any of its reporting units, an impairment of goodwill could be required. Additional information relating to the Company's goodwill may be found in Note 6 of the Notes to Consolidated Financial Statements.

Product Warranty — The Company provides for the estimated cost of product warranties either at the time of sale based upon historical experience, or, in some cases, when specific warranty problems are encountered. Should actual product failure rates or repair costs differ from the Company's current estimates, or should the Company reach a settlement for an existing warranty claim in an amount that is different from what has been previously estimated, revisions to the estimated warranty liability would be required. See Note 7 of the Notes to Consolidated Financial Statements for additional details surrounding the Company's warranty accruals.

Contingencies — The Company accrues for costs relating to litigation, including litigation defense costs, claims and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties, amounts specified by contract, amounts designated by legal statute or management's judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company's previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

Deferred Tax Assets — The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered all available evidence in assessing the need for valuation allowances, including future taxable income and ongoing prudent and feasible tax planning strategies. Accordingly, the Company has recorded valuation allowances against certain of its deferred tax assets as of December 31, 2009. In the event the Company were to determine that it would not be able to realize all or a part of its deferred tax assets in the future, an adjustment to the valuation allowances against these deferred tax assets would be charged to income in the period such determination was made.

The Company also considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003, certain amounts earned during 2009, certain amounts earned by NATCO, and amounts previously subjected to tax in the U.S., to be permanently reinvested. Should the Company change its determination of earnings that it anticipates are to be remitted, it would be required to change the amount of deferred income taxes that are currently recorded.

Derivative Financial Instruments — The Company recognizes all derivative financial instruments as assets and liabilities on a gross basis and measures them at fair value. Under the accounting requirements on derivatives and hedging, as contained in the FASB's ASC, hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The amounts recorded in earnings from ineffectiveness for the years ended December 31, 2009, 2008 and 2007 have not been material. The Company may at times also use forward contracts to hedge foreign currency assets and liabilities. These contracts are not designated as hedges. Therefore, the changes in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related asset or liability. At December 31, 2009, the Company also has in place fixed-to-floating rate interest rate swaps on a portion of its long-term fixed rate debt. Changes in the fair value of these contracts are reflected as an increase or decrease in interest expense as incurred.

The determination of the effectiveness or ineffectiveness of many of the Company's derivative contracts that are accounted for as cash flow hedges is dependent to a large degree on estimates of the amount and timing of future anticipated cash flows associated with large projects or plant-wide inventory purchasing programs. These estimates may change over time as circumstances change or may vary significantly from final actual cash flows. Changes in these estimates that result in the derivative contracts no longer effectively offsetting the expected or actual changes in the anticipated cash flows could impact the amount of the change in the fair value of the derivative contracts that must be recognized immediately in earnings each period. At December 31, 2009, the Company had a net liability of $2.3 million recorded in its Consolidated Balance Sheet reflecting the fair value of its open derivative contracts at that date and expects approximately $8.4 million (net of tax) of accumulated other elements of comprehensive income to be recognized as a reduction in earnings during 2010.

Pension and Postretirement Benefits Accounting — The Company follows the accounting requirements on retirement plans as contained in the FASB's ASC with regard to recognition of the funded status of its defined benefit pension and other postretirement

benefit plans and in determining the amount of its net periodic benefit costs for the years ended December 31, 2009, 2008 and 2007. The measurement date for all of the Company's plans was December 31, 2009. The assumptions used in calculating the pension amounts recognized in the Company's consolidated financial statements included discount rates, interest costs, expected return on plan assets, retirement and mortality rates, inflation rates, salary growth and other factors. The Company based the discount rate assumptions of its defined benefit pension plan in the United Kingdom on the average yield at December 31, 2009 of a hypothetical high-quality bond portfolio (rated AA- or better) with maturities that approximately matched the estimated cash flow needs of the plan. The Company's inflation assumption was based on an evaluation of external market indicators. The expected rate of return on plan assets was based on historical experience and estimated future investment returns taking into consideration anticipated asset allocations, investment strategy and the views of various investment professionals. During 2009, the plan assets increased in value by approximately $23.5 million. The difference between this actual return and an estimated growth in the value of those assets of $13.3 million will be deferred in accumulated other elements of comprehensive income and amortized as a reduction to expense over the remaining service life of the plan participants. Retirement and mortality rates were based primarily on actuarial tables that are thought to approximate actual plan experience. In accordance with the accounting requirements for retirement plans, actual results that differ from these assumptions are recorded in accumulated other elements of comprehensive income and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While the Company believes the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension obligations and future expense.

During 2007, the Company announced its intention to terminate its U.S. defined benefit pension plans. In connection with a curtailment of future benefits from these plans, effective as of December 31, 2007, and an initial settlement during 2007 of certain existing obligations of the plans relating primarily to participants who were no longer active employees at that time, the Company recorded a $35.7 million charge for the year in its 2007 consolidated results of operations. A final charge of approximately $26.2 million was recognized in 2008, in connection with the settlement of the remaining obligations of the plans, primarily to participants who were active employees of the Company during 2008.

The following table illustrates the sensitivity to a change in certain assumptions used in (i) the calculation of pension expense for the year ending December 31, 2010 and (ii) the calculation of the projected benefit obligation (PBO) at December 31, 2009 for the Company's most significant remaining pension plan, the United Kingdom pension plan:

(dollars in millions)	Increase (decrease) in 2010 Pre-tax Pension Expense	Increase (decrease) in PBO at December 31, 2009
Change in Assumption:		
25 basis point decrease in discount rate	**$ 1.3**	**$ 13.5**
25 basis point increase in discount rate	**$ (1.5)**	**$ (11.8)**
25 basis point decrease in expected return on assets	**$ 0.5**	—
25 basis point increase in expected return on assets	**$ (0.7)**	—

Financial Summary

The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:

	Year Ended December 31,		
	2009	**2008**	**2007**
Revenues	**100.0%**	100.0%	100.0%
Costs and expenses:			
Cost of sales (exclusive of depreciation and amortization shown separately below)	**67.8**	70.6	69.5
Selling and administrative expenses	**13.7**	11.4	12.4
Depreciation and amortization	**3.0**	2.3	2.4
Interest income	**(0.1)**	(0.5)	(0.7)
Interest expense	**1.8**	1.2	0.9
Restructuring expense and acquisition related costs	**1.5**	—	—
Charge for pension plan termination	**—**	0.4	0.8
Total costs and expenses	**87.7**	85.4	85.3
Income before income taxes	**12.3**	14.6	14.7
Income tax provision	**(3.2)**	(4.7)	(4.2)
Net income	**9.1%**	9.9%	10.5%

Results of Operations

Consolidated Results — 2009 Compared to 2008

The Company's net income for 2009 totaled $475.5 million, or $2.11 per diluted share, compared to $580.7 million, or $2.54 per diluted share in 2008. The decreased level of earnings in each of the Company's business segments, the decline in interest income earned on short-term investments as well as higher interest expense and higher restructuring and acquisition related costs were the primary drivers in the 16.9% decrease in earnings per share for 2009 as compared to 2008.

The results for 2009 included a pre-tax charge of $81.6 million related to costs incurred in connection with the November 2009 acquisition of NATCO Group, Inc. (NATCO), as well as various world-wide restructuring activities taken to ensure the Company's cost structure is in line with the Company's expectation of activity levels. The results for 2008 included a final pre-tax charge of $26.2 million associated with a decision made in 2007 to terminate the Company's U.S. defined benefit pension plans.

Income before income taxes in 2009 as compared to 2008 for the DPS, V&M and CS segments is discussed in more detail below.

Revenues

Revenues for 2009 totaled $5.2 billion, a decrease of $625.6 million, or 10.7%, from $5.8 billion in 2008. The decline in revenues, primarily reflected the weakness in global market conditions during 2009. These decreases were partially offset by approximately $124.6 million of revenues added during 2009 from newly acquired businesses.

During 2009, nearly 43% of the Company's third party revenue was reflected in entities with functional currencies other than the U.S. dollar. In translating these entities' functional currency income statements to U.S. dollars for consolidation purposes, an increase in the value of the U.S. dollar compared to the applicable functional currency will result in a lower amount of U.S. dollar revenues and costs for the same amount of functional currency revenues and costs. The net effects of a stronger U.S. dollar against many of these other foreign currencies accounted for approximately 19% of the total decrease in the Company's revenues for 2009 as compared to 2008.

A further discussion of revenues by segment may be found below.

Cost and Expenses

Cost of sales (exclusive of depreciation and amortization) for 2009 totaled $3.5 billion, a decrease of $587.8 million, or 14.2%, from $4.1 billion in 2008. As a percent of revenues, cost of sales (exclusive of depreciation and amortization) decreased from 70.6% in 2008 to 67.8% in 2009. References to margins in this Management's Discussion and Analysis of Financial Condition and Results of Operations refers to Revenues minus Cost of Sales (exclusive of depreciation and amortization) as shown separately on the Company's Consolidated Results of Operations statement for each of the three years in the period ended December 31, 2009. The decrease in the ratio of cost of sales to revenues was due to improved margins in the DPS segment, primarily related to major drilling, subsea and process systems projects (approximately a 3.3 percentage-point decrease in the ratio). This was partially offset by a mix shift involving V&M and CS segment sales which added approximately 0.6 percentage-points to the ratio of cost of sales to revenues.

Selling and administrative expenses for 2009 totaled $715.6 million as compared to $668.3 million, an increase of $47.3 million, or 7.1%. As a percentage of revenues, selling and administrative expenses increased from 11.4% in 2008 to 13.7% in 2009. Nearly 20% of the increase was attributable to the incremental impact on costs from newly acquired businesses in the past year, partially offset by the impact of a stronger U.S. dollar on the translation of selling and administrative expenses incurred by the Company's foreign subsidiaries. Excluding these effects, the remaining increase was mainly attributable to (i) provisions for doubtful accounts totaling $9.7 million relating to uncertainties regarding collection of receivables, (ii) a $7.5 million write-down related to a receivable associated with the 2006 sale of the Company's interest in its Iranian joint venture and (iii) increased advisory and litigation costs of approximately $16.5 million.

Depreciation and amortization expense totaled $156.6 million in 2009, an increase of $24.5 million, or 18.6%, from $132.1 million in 2008. Depreciation expense increased $16.0 million year-over-year as a result of increased capital spending, primarily related to new and expanded facilities in various international locations and for new machinery and equipment. Amortization expense increased $8.5 million primarily due to additional amortization from certain acquired intangible assets as well as higher capital spending on the Company's enterprise-wide information technology assets.

Interest income declined by $21.5 million, or 78.6%, from $27.3 million in 2008 to $5.8 million in 2009 due primarily to lower short-term interest rates during 2009 as compared to 2008.

Interest expense totaled $92.4 million in 2009 as compared to $70.3 million in 2008, an increase of $22.1 million. The increase is primarily due to $22.3 million of additional interest associated with the issuance of $450.0 million of 6.375% senior notes and $300.0 million of 7.0% senior notes in June 2008.

During 2009, the Company incurred a total of $81.6 million of restructuring expenses including (i) $62.2 million associated with various world-wide restructuring activities taken to ensure the Company's cost structure is in line with the Company's expectation of activity levels and (ii) $19.4 million of costs incurred in connection with the November 2009 acquisition of NATCO.

During 2007, the Company announced its intention to terminate its U.S. defined benefit pension plans, effective as of December 31, 2007. In connection with the plans' curtailment and the settlement during 2007 of a portion of the existing plan obligations associated with participants who were no longer active employees of the Company at that time, an initial settlement charge of $35.7 million was

taken during the year ended December 31, 2007. A final settlement charge of $26.2 million was taken during the year ended December 31, 2008 associated with the settlement of all remaining plan obligations associated with participants who were active employees of the Company during 2008 and any others who were not covered by the initial settlement of plan obligations made in 2007.

The income tax provision for 2009 was $167.3 million compared to $270.7 million in 2008. The effective tax rates for 2009 and 2008 were 26.0% and 31.8%, respectively. The tax provision for 2009 was reduced for certain discrete items totaling $21.1 million associated mainly with a net reduction in reserves for uncertain tax positions primarily related to settlements with tax authorities, reductions in valuation allowances related to losses incurred in prior years and certain other adjustments. Absent these items, the effective tax rate for 2009 would have been 29.3%. The decrease in the effective tax rate before discrete items for 2009 as compared to 2008, was due primarily to changes in the Company's international structure implemented during 2009.

Segment Results — 2009 Compared to 2008

Information relating to results by segment may be found in Note 15 of the Notes to Consolidated Financial Statements.

DPS Segment

	Year Ended December 31,		Decrease	
(dollars in millions)	**2009**	**2008**	**$**	**%**
Revenues	**$3,406.1**	$ 3,736.7	$ (330.6)	(8.8)%
Income before income taxes	**$ 631.5**	$ 639.9	$ (8.4)	(1.3)%

DPS segment revenues for 2009 totaled $3.4 billion, a decrease of $330.6 million, or 8.8%, compared to $3.7 billion in 2008. Over two-thirds of the decrease in segment sales was the result of an 18% decrease in surface equipment sales. Surface equipment sales decreased in all major regions of the world, except Latin America, due to the impact of lower commodity prices on activity levels. Sales of drilling equipment decreased 9% primarily as a result of lower deliveries for major rig construction projects in 2009 as compared to 2008 and lower demand for drilling riser. Subsea equipment sales declined 4% due mainly to lower shipments and activity levels for large projects offshore Egypt and Western Australia partially offset by increased shipments and activity related to a large field offshore Eastern Canada. Sales related to process systems applications increased 17%, all of which was due to the effect of incremental sales from newly acquired businesses.

Income before income taxes for 2009 totaled $631.5 million as compared to $639.9 million in 2008, a decrease of $8.4 million, or 1.3%. Cost of sales as a percent of revenues decreased from 72.6% in 2008 to 68.1% in 2009. The decrease was due to (i) a reduction of 3.5 percentage-points in the ratio of cost of sales to revenues in the drilling and subsea product lines due largely to improved margins on major rig construction and subsea development projects and (ii) an improvement in margins on projects related to process systems applications which resulted in a 0.9 percentage-point decrease in the ratio of cost of sales to revenues.

Selling and administrative costs for 2009 totaled $363.6 million, an increase of $51.0 million, or 16.3%, from $312.6 million in 2008. Selling and administrative expenses as a percent of revenues increased from 8.4% in 2008 to 10.7% in 2009. The increase was mainly due to (i) a $7.1 million increase in the provision for doubtful accounts, (ii) a $7.5 million write-down related to a receivable associated with the 2006 sale of the Company's interest in its Iranian joint venture, (iii) higher advisory and litigation costs of $13.6 million and (iv) higher employee-related costs due to headcount increases, primarily in the segment's subsea business, and the incremental impact of costs added from newly acquired businesses.

Depreciation and amortization expense for 2009 was $90.3 million, an increase of $19.8 million, or 28.1%, from $70.5 million in 2008. Nearly 44% of the increase was attributable to the incremental impact of costs added from newly acquired businesses with the remainder largely due to increased capital spending on new and expanded facilities in Romania, Malaysia, Brazil, Singapore and Azerbaijan.

V&M Segment

	Year Ended December 31,		Decrease	
(dollars in millions)	**2009**	**2008**	**$**	**%**
Revenues	**$ 1,194.7**	$ 1,473.2	$ (278.5)	(18.9)%
Income before income taxes	**$ 211.3**	$ 301.4	$ (90.1)	(29.9)%

V&M segment revenues totaled $1.2 billion for 2009, a decrease of $278.5 million, or 18.9%, from $1.5 billion in 2008. Excluding the incremental impact of additional revenues from new acquisitions during the past year, revenues for the segment's legacy businesses declined 20.1% in 2009. Nearly 59% of the decrease in V&M's sales was due to a 42% decline in sales of distributed valves from the record levels of 2008 due to weakness in the North American markets during much of 2009. Sales of engineered valves decreased 11% due largely to market weakness in Canada and the United States and customer delays on pipeline construction projects. Lower awards for refinery and petrochemical projects contributed to a 9% decline in sales of process valves. Excluding the effects of new

acquisitions during 2009, sales of measurement products declined 14% in 2009 as compared to 2008 due largely to weaker market conditions in the United States, Canada and the United Kingdom.

Income before income taxes totaled $211.3 million in 2009, a decrease of $90.1 million, or 29.9%, from $301.4 million in 2008. Cost of sales as a percentage of revenues decreased from 65.7% in 2008 to 65.4% in 2009. The decrease in this ratio was due primarily to a mix shift toward a greater proportion of sales of higher-margin engineered valves, process valves and aftermarket parts and services (which reduced the cost of sales to revenue ratio by 3.2 percentage-points) partially offset by the impact of lower distributed product margins, which increased the cost of sales to revenues ratio by 2.8 percentage-points.

Selling and administrative expenses for 2009 totaled $166.4 million as compared to $171.4 million in 2008, a decrease of $5.0 million, or 3.0%. Absent the incremental impact of additional costs added through new acquisitions during the past year, selling and administrative expenses from the segment's legacy businesses declined $11.4 million or 6.6% from 2008. The majority of this decrease, which was concentrated largely in the segment's engineered and distributed valves businesses, was due to the effects of lower employee-related costs mainly attributable to plant closures, headcount reductions and other spending controls.

Depreciation and amortization in the V&M segment increased $4.0 million, or 12.5%, from $32.2 million in 2008 to $36.2 million in 2009. Approximately $0.8 million of the increase was due to newly acquired businesses during the past year with the remaining increase primarily the result of increased capital spending in recent periods by the segment's engineered valves business mainly for projects in Italy and the United States.

CS Segment

	Year Ended December 31,		Decrease	
(dollars in millions)	**2009**	**2008**	**$**	**%**
Revenues	**$ 622.5**	$ 638.9	$ (16.4)	(2.6)%
Income before income taxes	**$ 90.6**	$ 102.0	$ (11.4)	(11.2)%

CS segment revenues for 2009 totaled $622.5 million, a decrease of $16.4 million, or 2.6%, from $638.9 million in 2008. Nearly 85% of the segment decrease was attributable to a 5% decline in sales of reciprocating compression equipment. Sales of Ajax units were down 15% as a result of lower orders from North American packagers and lease fleet operators and reciprocating aftermarket revenues decreased 14%, primarily due to the impact on customers of lower natural gas prices for most of the year. Offsetting these declines was a 67% increase in sales of Superior Compressors primarily due to higher project activity in Eastern Europe. Centrifugal compression equipment product line sales declined 1% during 2009 as compared to 2008 primarily as a result of a 27% decrease in sales of new plant air equipment and a 6% decline in aftermarket revenues due to weak global market conditions during much of the current year. This was partially offset by an 11% increase in sales of engineered units primarily for gas compression applications in Russia and the Middle East which was ordered prior to the recent industry downturn.

Income before income taxes for the CS segment totaled $90.6 million in 2009, a decrease of $11.4 million, or 11.2%, from $102.0 million in 2008. Cost of sales as a percent of revenues increased from 68.9% in 2008 to 70.4% in 2009, primarily reflecting higher costs in the reciprocating product line. The increase in the ratio of cost of sales to revenues was due primarily to higher provisions for inventory obsolescence and higher inventory write-offs in 2009 which resulted in an approximate 1.7 percentage point increase.

Selling and administrative expenses for 2009 totaled $77.2 million, a decrease of $4.0 million, or 4.9%, from $81.2 million in 2008. The decrease was primarily attributable to lower employee-related costs associated with headcount reductions and spending controls partially offset by a $2.6 million increase in the provision for bad debts during 2009.

Depreciation and amortization expense totaled $16.5 million in 2009 compared to $15.3 million in 2008, an increase of $1.2 million, or 8.3%. Higher levels of capital spending for machinery and equipment in recent periods accounted for the majority of the increase.

Corporate Segment

The Corporate segment's loss before income taxes for 2009 totaled $290.6 million, an increase of $98.7 million from $191.9 million in 2008. The primary factors causing the increase were (i) restructuring expense and acquisition related costs of $81.6 million in 2009 compared to a charge of $26.2 million in 2008 relating to the final settlement of the Company's U.S. defined benefit pensions plans, (ii) higher interest expense of $22.1 million and (iii) lower interest income of $21.5 million. These items are discussed in further detail in "Consolidated Results – 2009 Compared to 2008" above.

Consolidated Results – 2008 Compared to 2007

The Company's net income for 2008 totaled $580.7 million, or $2.54 per diluted share, compared to $488.2 million, or $2.11 per diluted share in 2007. The higher level of earnings in each of the Company's business segments, particularly in the DPS segment, was the primary driver in the 20.4% increase in earnings per share for 2008 as compared to 2007.

The results for 2008 included a final pre-tax charge of $26.2 million associated with a decision made in 2007 to terminate the Company's U.S. defined benefit pension plans. The results for 2007 included (i) an initial charge of $35.7 million for termination of the Company's U.S. defined benefit pension plans referred to above and (ii) reductions in the income tax provision of $34.1 million for

certain discrete items during the year, including (a) a reduction of $16.1 million based on a change in the estimated utilization of certain foreign tax credits in the United States, (b) a reduction of $5.7 million for resolution of an international contingency relating to transfer pricing, (c) a reduction of $5.5 million in an international valuation allowance based on estimated usage of certain foreign net operating loss carry forwards, (d) a reduction of $5.1 million based on a change in the estimated utilization of certain foreign tax deductions locally resulting from changes in estimated earnings internationally, (e) a reduction in deferred taxes of $1.8 million due to changes in statutory tax rates in certain international jurisdictions and (f) adjustments to other tax accruals and valuation allowances, which reduced income tax expense by $6.2 million. These reductions were partially offset by an increase of $6.3 million in the Company's tax accruals based on changes in the estimated recoverability of certain foreign local tax benefits.

Income before income taxes in 2008 as compared to 2007 for the DPS, V&M and CS segments is discussed in more detail below.

Revenues

Revenues for 2008 totaled $5.8 billion, an increase of over $1.1 billion, or 25.3%, from $4.7 billion in 2007, reflecting strength in all major product lines during 2008 and the incremental impact of newly acquired businesses during the past year. Over 70% of the year-over-year increase in revenues was related to the DPS segment, which was largely impacted by higher revenues in that segment's drilling and subsea product lines.

During 2008, nearly 43% of the Company's third party revenue was reflected in entities with functional currencies other than the U.S. dollar. In translating these entities' functional currency income statements to U.S. dollars for consolidation purposes, a decline in the value of the U.S. dollar compared to the applicable functional currency will result in a higher amount of U.S. dollar revenues and costs for the same amount of functional currency revenues and costs. The net effects of a weaker U.S. dollar against these other foreign currencies did not significantly impact the Company's revenues for 2008 as compared to 2007, except in the V&M segment because during a large portion of 2008 the dollar was weak against most other foreign currencies although it strengthened significantly toward the end of the year.

A further discussion of revenues by segment may be found below.

Cost and Expenses

Cost of sales (exclusive of depreciation and amortization) for 2008 totaled $4.1 billion, an increase of $885.7 million, or 27.3%, from $3.2 billion in 2007. As a percent of revenues, cost of sales (exclusive of depreciation and amortization) increased from 69.5% in 2007 to 70.6% in 2008. The increase noted above is due primarily to an approximate 1.0 percentage-point increase in the ratio due to a combination of increased volumes and a change in sales mix to more sales of equipment for major subsea projects, which typically carry lower margins as compared to the Company's other product lines, higher costs of raw materials and higher shrinkage across each of the Company's businesses, offset by reductions in subcontract costs and labor efficiencies gained from increased volumes.

Selling and administrative expenses for 2008 totaled $668.3 million as compared to $577.6 million, an increase of $90.7 million, or 15.7%. As a percentage of revenues, selling and administrative expenses declined from 12.4% in 2007 to 11.4% in 2008. Nearly 11% of the increase was attributable to the effects of a weaker U.S. dollar against certain other foreign currencies throughout a portion of 2008 as compared to 2007, which increased the U.S. dollar amount of the Company's costs for the same reasons as mentioned above, as well as the incremental impact on costs from newly acquired businesses in the past year. Excluding these effects, employee-related costs were up nearly $64.3 million due largely to higher headcount levels, higher employee incentives resulting from improved company-wide financial performance and higher travel costs resulting from increased activity levels. In addition, increased non-cash stock compensation expense and a charge taken in 2008 relating to a dispute on an historical acquisition added $7.9 million of additional costs. The remaining increase is largely attributable to higher facility costs and other economic effects.

Depreciation and amortization expense totaled $132.1 million in 2008, an increase of $22.3 million, or 20.3%, from $109.8 million in 2007. Depreciation expense increased $17.3 million year-over-year as a result of increased capital spending, primarily for new machinery and equipment. Amortization expense increased $5.0 million primarily due to higher capital spending on the Company's enterprise-wide information technology assets and due to additional amortization of certain other acquired intangible assets.

Interest income declined by $3.4 million, or 11.0%, from $30.7 million in 2007 to $27.3 million in 2008 due primarily to lower short-term interest rates during 2008 as compared to 2007.

Interest expense totaled $70.3 million in 2008 as compared to $43.8 million in 2007, an increase of $26.5 million. The increase is primarily due to $26.2 million of additional interest associated with the issuance of $450.0 million of 6.375% senior notes and $300.0 million of 7.0% senior notes in June 2008.

During 2007, the Company announced its intention to terminate its U.S. defined benefit pension plans, effective as of December 31, 2007. In connection with the plans' curtailment and the settlement during 2007 of a portion of the existing plan obligations associated with participants who were no longer active employees of the Company at that time, an initial settlement charge of $35.7 million was taken during the year ended December 31, 2007. A final settlement charge of $26.2 million was taken during the year ended December 31, 2008 associated with the settlement of all remaining plan obligations associated with participants who were active employees of the Company during 2008 and any others who were not covered by the initial settlement of plan obligations made in 2007. Following settlement of the plan obligations described above, approximately $5.1 million of excess defined benefit pension plan assets remained available for use by the Company in meeting its future matching contribution funding obligations under the Cameron International Corporation Retirement Savings Plan, a separate defined contribution 401(k) plan.

The income tax provision for 2008 was $270.7 million compared to $199.8 million in 2007. The effective tax rates for 2008 and 2007 were 31.8% and 29.0%, respectively. The tax provision for 2007 was reduced for certain discrete items totaling $34.1 million as described previously. Absent these items, the effective tax rate for 2007 would have been 34.0%. The decrease in the effective tax rate for 2008 as compared to 2007, absent the discrete items, was due primarily to an increase in the amount of income in lower tax rate jurisdictions in 2008 as compared to 2007.

Segment Results — 2008 Compared to 2007

Information relating to results by segment may be found in Note 15 of the Notes to Consolidated Financial Statements.

DPS Segment

	Year Ended December 31,		Increase	
(dollars in millions)	2008	2007	$	%
Revenues	$3,736.7	$ 2,887.1	$ 849.6	29.4%
Income before income taxes	$ 639.9	$ 498.8	$ 141.1	28.3%

DPS segment revenues for 2008 totaled $3.7 billion, an increase of $849.6 million, or 29.4%, compared to $2.9 billion in 2007. A 43% increase in subsea equipment sales and a 35% increase in drilling equipment sales accounted for nearly three-fourths of the segment's revenue increase for 2008 as compared to 2007. The increase in subsea equipment sales was due mainly to increased shipments and activity levels for large projects offshore West Africa, Egypt, Eastern Canada, Western Australia and in the Gulf of Mexico. Nearly two-thirds of the increase in drilling equipment sales was for major deepwater rig construction projects with the remaining increase largely attributable to higher demand for blowout preventers (BOPs) and related equipment for land and jack-up rigs and the impact of newly acquired businesses. In addition, surface equipment sales were up over 15% primarily as a result of higher demand for new equipment in North America, the Middle East and Indonesia due to higher activity levels for most of 2008 as compared to 2007, as well as higher sales of aftermarket parts and services in all regions and the impact of newly acquired businesses. This was partially offset by a decline in demand for new surface equipment from customers in Latin America. Sales of oil, gas and water separation applications were up nearly 31% as various large projects awarded in 2007 were completed or nearing completion as of December 31, 2008.

Income before income taxes for 2008 totaled $639.9 million as compared to $498.8 million in 2007, an increase of $141.1 million, or 28.3%. Cost of sales as a percent of revenues increased from 71.8% in 2007 to 72.6% in 2008. The increase was due to a 0.8 percentage-point increase in the ratio, mainly from increased volumes and a change in sales mix to more sales of equipment for major subsea projects, which typically carry lower margins as compared to the segment's base business, partially offset by the impact of an increase in sales of lower cost drilling equipment.

Selling and administrative costs for 2008 totaled $312.6 million, an increase of $51.9 million, or 19.9%, from $260.7 million in 2007. Selling and administrative expenses as a percent of revenues declined from 9.0% in 2007 to 8.4% in 2008. Over 60% of the increase was attributable to higher employee-related costs due mainly to higher headcount levels, as well as increased incentive and travel costs and the impact of newly acquired businesses, with the remainder due largely to higher support costs relating to expansion of the segment's global business operations.

Depreciation and amortization expense for 2008 was $70.5 million, an increase of $14.6 million, or 26.2%, from $55.9 million in 2007. Depreciation expense increased $12.7 million due mainly to higher levels of capital spending in recent periods for new machinery and equipment. Amortization expense was up $1.9 million from 2007 primarily associated with the amortization of newly acquired intangible assets.

V&M Segment

	Year Ended December 31,		Increase	
(dollars in millions)	2008	2007	$	%
Revenues	**$ 1,473.2**	$ 1,273.7	$ 199.5	15.7%
Income before income taxes	**$ 301.4**	$ 268.0	$ 33.4	12.5%

V&M segment revenues totaled $1.5 billion for 2008, an increase of $199.5 million, or 15.7%, from $1.3 billion in 2007. Approximately 20% of the increase was attributable to the effects of a weaker U.S. dollar throughout a portion of 2008 as compared to 2007 and the incremental impact of new product line acquisitions during the past year. Excluding these effects, nearly 40% of the segment's revenue growth was the result of a 12% increase in sales of engineered valves in 2008 as compared to 2007, resulting mainly from higher levels of international pipeline construction project activity. Sales of process valves increased 15% year-over-year as a result of higher demand for equipment for use in gas processing, refinery and product storage applications. Higher rig count and activity levels throughout much of 2008 in the United States and Canada contributed to a 12% increase in demand for distributed valves and an 8% increase in sales of aftermarket parts and services. Sales of measurement products increased 27% in 2008 as compared to

2007, nearly 40% of which was due to the incremental impact of new product line acquisitions during the year, with the remainder due largely to an increase in market activity in the United States and higher demand for equipment to be used in nuclear applications.

Income before income taxes totaled $301.4 million in 2008, an increase of $33.4 million, or 12.5%, from $268.0 million in 2007. Cost of sales as a percentage of revenues increased from 64.2% in 2007 to 65.7% in 2008. The increase in this ratio was due primarily to (i) an increase in the cost of raw materials, freight, labor and manufacturing overhead that was not fully offset by higher pricing (approximately a 1.1 percentage-point increase) and (ii) an increase in the ratio of certain indirect production costs in relation to revenues, primarily relating to higher headcount levels and higher overhead costs associated with expansion of the segment's business (approximately a 0.6 percentage-point increase).

Selling and administrative expenses for 2008 totaled $171.4 million as compared to $157.3 million in 2007, an increase of $14.1 million, or 9.0%. Over one-third of the increase was attributable to the effects of a weaker U.S. dollar throughout a portion of 2008 as compared to 2007 and the incremental impact of new product line acquisitions during the past year. Excluding these effects, over 90% of the remaining increase was attributable to higher employee-related costs, particularly in the selling and marketing function, that were mainly associated with higher headcount levels needed to support expansion of the segment's business.

Depreciation and amortization in the V&M segment increased $2.2 million, or 7.2%, from $30.0 million in 2007 to $32.2 million in 2008 primarily as a result of increased capital spending for new machinery and equipment in recent periods.

CS Segment

	Year Ended December 31,		Increase	
(dollars in millions)	2008	2007	$	%
Revenues	$ 638.9	$ 505.6	$ 133.3	26.4%
Income before income taxes	$ 102.0	$ 76.5	$ 25.5	33.4%

CS segment revenues for 2008 totaled $638.9 million, an increase of $133.3 million, or 26.4%, from $505.6 million in 2007. Two-thirds of the segment increase was attributable to a 37% increase in sales of centrifugal compression equipment, while sales of reciprocating equipment also increased more than 15%. Within the centrifugal compression equipment product line, shipments of engineered units designed primarily to meet air separation, gas and engineered air requirements increased 42% with sales of new plant air equipment and aftermarket parts and services both up more than 30% from the prior year as a result of higher demand across all product lines by the segment's industrial customer base. Over one-half of the increase in the reciprocating product line was due to a 39% increase in sales of Ajax units primarily to customers in China, Russia, Mexico and to packagers in the United States. In addition, shipments of Superior Compressors increased 12% primarily due to demand from packagers in the United States and sales of aftermarket parts and services were up 9% largely due to increased parts availability allowing for a reduction in beginning of the year backlog levels.

Income before income taxes for the CS segment totaled $102.0 million in 2008, an increase of $25.5 million, or 33.4%, from $76.5 million in 2007. Cost of sales as a percent of revenues declined from 69.3% in 2007 to 68.9% in 2008. The improvement was primarily due to a decrease of 0.3 percentage points in the ratio resulting from lower costs associated with transactions denominated in currencies other than the functional currency of the segment's legal entities. The segment also benefitted from a mix shift to a higher amount of sales of higher-margin centrifugal compression equipment during the year and improved pricing within the centrifugal compression equipment product line.

Selling and administrative expenses for 2008 totaled $81.2 million, an increase of $16.3 million, or 25.0%, from $64.9 million in 2007. Over 80% of the increase was due to higher employee-related costs largely attributable to higher headcount and increased employee incentive costs.

Depreciation and amortization expense totaled $15.3 million in 2008 compared to $13.7 million in 2007, an increase of $1.6 million, or 11.6%. Higher levels of capital spending in recent periods accounted for the majority of the increase.

Corporate Segment

The Corporate segment's loss before income taxes for 2008 totaled $191.9 million, an increase of $36.6 million from $155.3 million in 2007. The primary factors causing the increase were (i) higher interest expense of $26.5 million and (ii) higher selling and administrative expenses of $8.4 million. An increase of $3.9 million in foreign currency losses, increased depreciation and amortization of $3.9 million and a decline in interest income of $3.4 million were mostly offset by a decline of $9.5 million in the 2008 charge for the final settlement of the Company's U.S. defined benefit pension plans as compared to the initial settlement charge recorded in 2007.

Included in the Corporate segment were increased foreign currency losses, as compared to the prior year, of $3.9 million, primarily related to intercompany loans the Company had with various foreign subsidiaries that were denominated in currencies other than the U.S. dollar.

Selling and administrative expenses in 2008 totaled $103.1 million, an increase of $8.4 million, from $94.7 million in 2007. The increase is due primarily to (i) higher employee incentive costs of $4.1 million mostly related to increased 2008 company-wide financial performance, (ii) higher non-cash stock compensation expense of $4.2 million and (iii) a $3.6 million charge taken in 2008 related to a dispute on an historical acquisition. These increases were partially offset by a decline of approximately $3.0 million in legal costs

associated with compliance-related activities. Additionally, during 2008, the Company recorded a $5.8 million reduction in expense relating to one of its non-U.S. defined benefit pension plans. A similar reduction in expense was recorded in 2007 relating to another of the Company's non-U.S. defined benefit pension plans.

Depreciation and amortization increased by $3.9 million from $10.2 million in 2007 to $14.1 million in 2008 primarily due to higher amortization expense associated with the Company's capitalized enterprise-wide software systems as well as additional amortization of certain intangible assets relating to intellectual property.

The decreases in interest income and the charge for terminating the Company's U.S. defined benefit pension plan as well as the increase in interest expense in 2008 as compared to 2007 are discussed in "Consolidated Results – 2008 Compared to 2007" above.

Orders and Backlog

Orders were as follows:

	Year Ended December 31,		Decrease	
(dollars in millions)	**2009**	2008	$	%
DPS	**$ 3,126.2**	$ 5,255.4	$ (2,129.2)	(40.5)%
V&M	**1,004.1**	1,573.5	(569.4)	(36.2)%
CS	**464.9**	711.7	(246.8)	(34.7)%
	$ 4,595.2	$ 7,540.6	$ (2,945.4)	(39.1)%

Orders during 2009 were down $2.9 billion, or 39.1%, from $7.5 billion in 2008 to $4.6 billion in 2009 with the DPS segment accounting for 72% of the decrease. Orders for the fourth quarter of 2009 however, increased modestly from the third quarter of 2009 and 16.6% from the fourth quarter of 2008. Orders cancelled during 2009 totaled $117.1 million.

DPS segment orders for 2009 totaled $3.1 billion, down almost $2.2 billion, or 40.5%, from $5.3 billion for 2008. Excluding the incremental effect of orders from newly acquired businesses, legacy orders for the DPS segment declined 42.2% from 2008 levels. Subsea equipment orders decreased 48%, accounting for approximately 60% of the total decrease in segment orders for 2009 as compared to 2008. The decrease in subsea orders was primarily due to orders received in 2008 relating to two large projects offshore West Africa as well as a project offshore Eastern Canada amounting to nearly $1.7 billion in total compared to two large orders received in 2009 to provide a number of trees and other equipment to projects offshore Brazil and in the Gulf of Mexico totaling approximately $618 million. Excluding the incremental effect of orders from newly acquired businesses, drilling equipment orders declined 49% during 2009 as compared to 2008 due largely to a lower level of activity with regard to new deepwater rig construction projects and lower levels of awards for new and aftermarket land equipment. Legacy surface equipment orders were down 27% as a result of the impact of lower commodity prices on activity levels which negatively impacted demand from all major regions of the world. Excluding the incremental effect of orders from newly acquired businesses, orders for process systems (which is a later cycle business) were down 21% due to the lack of major project awards in 2009 as compared to 2008.

The V&M segment received orders totaling $1.0 billion in 2009, a decrease of $569.4 million, or 36.2%, from $1.6 billion in 2008. A 54% decline in distributed valve orders and a 34% decline in orders for engineered valves accounted for 79% of the decrease in total segment orders during 2009 as compared to 2008. Distributed valve orders were negatively impacted during 2009 by weak market conditions and activity levels in the United States and Canada. The downturn in the North American market and delays in the startup of major pipeline construction projects resulted in the lower level of awards for engineered valves during the year. Orders for process valves declined 32% as a result of a slowdown in projects supporting refinery and petrochemical applications. Additionally, excluding the incremental effect of orders from newly acquired businesses, weakness in the drilling and production markets resulted in a 26% decline in orders for legacy measurement products in the United States, Canada and the United Kingdom.

Orders in the CS segment for 2009 totaled $464.9 million, down $246.8 million, or 34.7%, from $711.7 million in 2008. Over two-thirds of the decrease was due to a 43% decline in orders for centrifugal compression equipment. Orders for new engineered units decreased 53% due mainly to a slowdown in demand from international customers for projects requiring the use of air separation equipment. Weakness in the global industrial markets also contributed to a 37% decrease in awards for plant air equipment and a 22% decline in demand for aftermarket parts and services. Reciprocating compression equipment orders were down nearly 25% for 2009 compared to 2008 due mainly to (i) a 46% decrease in orders for Ajax units and a 47% decrease in orders for Superior Compressors, primarily from North American packagers and lease fleet operators, and (ii) a 10% decrease in demand for aftermarket parts and services which reflected weakness in natural gas prices for much of 2009 as well as lower customer maintenance activity levels.

Backlog was as follows:

	December 31,		Decrease	
(dollars in millions)	**2009**	2008	$	%
DPS	**$ 4,364.1**	$ 4,416.8	$ (52.7)	(1.2)%
V&M	**547.1**	749.2	(202.1)	(27.0)%
CS	**278.6**	440.5	(161.9)	(36.8)%
	$ 5,189.8	$ 5,606.5	$ (416.7)	(7.4)%

The decline in backlog in the V&M and CS segments at the end of 2009 as compared to 2008 may have a negative impact on 2010 revenues of those segments when compared to revenues reported for those segments in 2009.

Recent Pronouncements

Effective January 1, 2009, the Company adopted the provisions of FASB ASC Topic No. 805, Business Combinations (ASC 805), and FASB ASC 810, related to Noncontrolling Interests in Consolidated Financial Statements. These two standards were adopted in conjunction with each other on a prospective basis. The most significant changes to business combination accounting pursuant to ASC 805 and ASC 810 are the following: (a) recognize, with certain exceptions, 100 percent of the fair values of assets acquired, liabilities assumed and noncontrolling interests in acquisitions of less than a 100 percent controlling interest when the acquisition constitutes a change in control of the acquired entity, (b) acquirers' shares issued in consideration for a business combination will be measured at fair value on the closing date, not the announcement date, (c) recognize contingent consideration arrangements at their acquisition date fair values, with subsequent changes in fair value generally reflected in earnings, (d) the expensing of all transaction costs as incurred and most restructuring costs, (e) recognition of pre-acquisition loss and gain contingencies at their acquisition date fair values, with certain exceptions, (f) capitalization of acquired in-process research and development rather than expense recognition and (g) recognize changes that result from a business combination transaction in an acquirer's existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense. See Note 2 of the notes to consolidated financial statements for acquisitions subject to this new accounting guidance in 2009.

Liquidity and Capital Resources

The Company's cash and cash equivalents increased by nearly $240.0 million to $1,861.0 million at December 31, 2009 as compared to $1,621.0 million at December 31, 2008. The main reason for the increase was positive cash flow from operations of $613.5 million partially offset by (i) debt repayments totaling $131.1 million associated with redemption of the remaining 1.5% Convertible Debentures during 2009 and (ii) capital expenditures of $240.9 million.

During 2009, the Company generated $613.5 million of cash from operations as compared to $987.6 million for 2008. The primary reasons for the decrease were the lower level of earnings in 2009 and the increased cash needed for working capital growth during 2009 as compared to cash generated from reductions in working capital in 2008. Net income for 2009 totaled $475.5 million, a decrease of $105.2 million from 2008. Cash totaling nearly $10.6 million was utilized for working capital increases in 2009 following a reduction of working capital in 2008 that generated approximately $211.0 million of additional cash. During 2009, cash utilized for increasing inventories, largely for the DPS segment's subsea business, and for deposits made to vendors and other prepayments as well as for current year income tax payments, was mostly offset by cash received as a result of strong collections of receivables, largely from the DPS segment's drilling and surface businesses and from higher progress payments received from customers. During 2008, working capital declined as accounts payable and accrued liabilities grew at a faster pace than inventory and accounts receivable.

The Company utilized $225.7 million of cash for investing activities in 2009 as compared to $460.0 million during 2008. Capital spending decreased from $272.2 million in 2008 to $240.9 million in 2009. In November 2009, the Company issued 23.6 million shares of its common stock for the acquisition of 100% of the outstanding stock of NATCO Group, Inc. (NATCO) as well as certain other consideration related to replacement of vested and unvested stock compensation awards held by former NATCO employees at the acquisition date. NATCO's balance sheet included $34.4 million of cash on hand at the date of acquisition which was added to Cameron's consolidated balance sheet following the acquisition. This additional cash acquired was partially offset by $23.2 million of cash utilized in 2009 for the purchase of assets or capital stock of two other businesses. During 2008, the Company spent $191.7 million in connection with the acquisition of certain assets and liabilities of seven businesses.

During 2008, the Company's financing activities generated $415.1 million of cash compared to $169.3 million of cash utilized during 2009. In June 2008, the Company received net proceeds after issuance costs of approximately $742.4 million from issuance of long-term senior notes with maturities of 10 and 30 years. On June 18, 2009, the Company notified the holders of its 1.5% Convertible Debentures that it would exercise its right to redeem for cash all of the outstanding notes on July 20, 2009 at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest up to, but not including the redemption date. A total of $131.1 million was spent for redemption of the remaining outstanding 1.5% Convertible Debentures. Additionally, the Company spent $29.2 million of cash in 2009 to acquire more than 935,000 shares of treasury stock as compared to $279.4 million spent in 2008 to acquire nearly 7.0 million shares.

The Company expects to spend an estimated $180 million for capital equipment and facilities during 2010 in connection with its program of improving manufacturing efficiency and lowering costs. Cash on hand and future expected operating cash flows will be utilized to fund the Company's 2010 capital spending program as well as costs expected to be incurred in connection with the continued integration of the operations of NATCO into those of the Company.

On a longer-term basis, the Company issued $450.0 million of 6.375% 10-year senior notes and $300.0 million of 7.0% 30-year senior notes in June 2008. The Company also has outstanding $500.0 million face value of 2.5% Convertible Debentures due in 2026. Under the terms of the debenture agreements, holders of the Company's 2.5% Convertible Debentures could require the Company to redeem them beginning in June 2011. At December 31, 2009, the 2.5% Convertible Debentures did not meet the requirements to allow for conversion by the holders of the debt.

Despite recent uncertainty and volatility in the credit markets, the Company believes, based on its current financial condition, existing backlog levels and current expectations for future market conditions, that it will be able to meet its short- and longer-term liquidity needs with the existing $1.9 billion of cash on hand, expected cash flow from future operating activities and amounts available under its $585.0 million five-year multicurrency revolving credit facility, which expires on April 14, 2013.

The following summarizes the Company's significant cash contractual obligations and other commercial commitments for the next five years as of December 31, 2009.

(dollars in millions)		Payments Due by Period			
Contractual Obligations	**Total**	**Less Than 1 Year**	**1 - 3 Years**	**4 - 5 Years**	**After 5 Years**
Debt (a)	$ 1,266.7	$ 16.7	$ 500.0	$ —	$ 750.0
Capital lease obligations (b)	12.7	5.6	6.6	0.5	—
Operating leases	160.1	32.1	53.0	38.8	36.2
Purchase obligations (c)	908.2	858.2	44.8	5.0	0.2
Minimum required contributions to funded defined benefit pension plans (d)	9.4	9.4	—	—	—
Benefit payments expected for unfunded pension and postretirement benefit plans	18.5	2.1	4.1	3.9	8.4
Unrecognized tax benefits (e)	29.0	29.0	—	—	—
Total contractual cash obligations	$ 2,404.6	$ 953.1	$ 608.5	$ 48.2	$ 794.8

(a) See Note 10 of the Notes to Consolidated Financial Statements for information on redemption rights by the Company, and by holders of the Company's debentures, that would allow for early redemption of the 2.5% Convertible Debentures in 2011.

(b) Payments shown include interest.

(c) Represents outstanding purchase orders entered into in the ordinary course of business.

(d) The Company does not estimate its future minimum required contributions beyond one year. Due to the underfunded nature of the Company's defined benefit pension plans in the U.K., the Company may elect to contribute more than the minimum required amount to the plans during 2010.

(e) The balance shown represents the portion of the Company's unrecognized tax benefits recorded as a current liability at December 31, 2009. The remaining balance of unrecognized tax benefits totaling $31.4 million has been excluded from the table as the Company cannot reasonably estimate the timing of the associated future cash outflows.

(dollars in millions)		Amount of Commitment Expiration by Period			
Other Unrecorded Commercial Obligations and Off-Balance Sheet Arrangements	**Total Commitment**	**Less Than 1 Year**	**1 - 3 Years**	**4 - 5 Years**	**After 5 Years**
Committed lines of credit	$ 585.0	$ —	$ —	$ 585.0	$ —
Standby letters of credit and bank guarantees	871.6	508.9	210.3	106.0	46.4
Financial letters of credit	22.9	22.1	0.8	—	—
Insurance bonds	4.5	4.3	0.1	0.1	—
Other financial guarantees	5.0	1.0	4.0	—	—
Total commercial commitments	$ 1,489.0	$ 536.3	$ 215.2	$ 691.1	$ 46.4

The Company secures certain contractual obligations under various agreements with its customers or other parties through the issuance of letters of credit or bank guarantees. The Company has various agreements with financial institutions to issue such instruments. As of December 31, 2009, the Company had $871.6 million of letters of credit and bank guarantees outstanding in connection with the delivery, installation and performance of the Company's products. Additional letters of credit and guarantees are outstanding at December 31, 2009 in connection with certain financial obligations of the Company. Should these facilities become unavailable to the Company, the Company's operations and liquidity could be negatively impacted. Circumstances which could result in the withdrawal of such facilities include, but are not limited to, deteriorating financial performance of the Company, deteriorating financial condition of the financial institutions providing such facilities, overall constriction in the credit markets or rating downgrades of the Company.

Factors That May Affect Financial Condition and Future Results

Downturns in the oil and gas industry have had, and will likely in the future have, a negative effect on the Company's sales and profitability.

Demand for most of the Company's products and services, and therefore its revenues, depends to a large extent upon the level of capital expenditures related to oil and gas exploration, production, development, processing and transmission. Declines, as well

as anticipated declines, in oil and gas prices could negatively affect the level of these activities, or could result in the cancellation, modification or rescheduling of existing orders. As an example, the substantial decline in oil and gas prices which began during the latter half of 2008 and continued into early 2009, combined with the constricted credit markets during that time, caused a reduction in orders by the Company's customers during 2009 which will, in certain cases, negatively impact the Company's expected 2010 revenues and profitability.

Factors that contribute to the volatility of oil and gas prices include, but are not limited to, the following:

- demand for oil and gas, which is impacted by economic and political conditions and weather;
- the ability of the Organization of Petroleum Exploring Countries (OPEC) to set and maintain production levels and pricing;
- the level of production from non-OPEC countries;
- policies regarding exploration and development of oil and gas reserves;
- the political environments of oil and gas producing regions, including the Middle East.

Recent tightening of borrowing standards by lenders could adversely impact the ability of the Company's customers to finance future purchases of equipment or could adversely impact the Company's ability to finance the Company's future operational and capital needs.

The public and private credit markets in the United States and around the world became severely constricted in late 2008 due to economic concerns about various world economies. This uncertainty and turmoil in the credit markets negatively impacted, in certain cases, the ability of customers to finance purchases of the Company's equipment which may have contributed to a decline in sales, profitability and operating cash flows of the Company during a portion of 2009. While economic conditions have shown some improvement in recent months, significant uncertainty still exists over future economic conditions and lenders in many cases continue to exercise tighter lending standards than in recent previous years. As a result, certain customers may continue to face difficulty in financing new purchases of the Company's equipment which could have a negative impact on the Company's future results of operations and operating cash flows. Additionally, although the Company does not currently anticipate a need to access the credit markets for new financing in the short-term, a prolonged constriction on future lending by banks or investors could also result in higher interest rates on future debt obligations of the Company or could restrict the Company's ability to obtain sufficient financing to meet its long-term operational and capital needs or could limit its ability in the future to consummate significant business acquisitions to be paid for in cash.

Cancellation of orders in backlog are possible.

The Company experienced $117.1 million of order cancellations during 2009. The Company is typically protected against financial losses related to products and services it has provided prior to any cancellation. However, if the Company's customers cancel existing purchase orders, future profitability could be further negatively impacted.

At December 31, 2009, the Company had a backlog of orders for equipment to be used on deepwater drilling rigs of approximately $683.9 million, including approximately $178.5 million of equipment ordered for rigs whose construction was not supported by a pre-existing contract with an operator. Although oil and gas prices have increased in recent months, should they begin to decline again or, in some cases, stay at current levels for an extended period of time, further order cancellations or delays in expected shipment dates may occur.

The inability of the Company to deliver its backlog on time could affect the Company's future sales and profitability and its relationships with its customers.

At December 31, 2009, the Company's backlog was $5.2 billion. The ability to meet customer delivery schedules for this backlog is dependent on a number of factors including, but not limited to, access to the raw materials required for production, an adequately trained and capable workforce, project engineering expertise for large subsea projects, sufficient manufacturing plant capacity and appropriate planning and scheduling of manufacturing resources. Many of the contracts the Company enters into with its customers require long manufacturing lead times and contain penalty or incentive clauses relating to on-time delivery. A failure by the Company to deliver in accordance with customer expectations could subject the Company to financial penalties or loss of financial incentives and may result in damage to existing customer relationships. Additionally, the Company bases its earnings guidance to the financial markets on expectations regarding the timing of delivery of product currently in backlog. Failure to deliver backlog in accordance with expectations could negatively impact the Company's financial performance and thus cause adverse changes in the market price of the Company's outstanding common stock and other publicly-traded financial instruments.

Integration of the recent acquisition of NATCO into the Company's operations may cause disruptions, inefficiencies or the risk of unplanned costs for the Company.

On November 18, 2009, the Company closed on the stock-for-stock acquisition of NATCO for a total purchase price valued at approximately $988.5 million based on the closing price of the Company's common stock on that date. This is the largest acquisition in the history of the Company. The Company will spend a good portion of 2010 integrating the operations of NATCO into the existing Cameron operations in both the Process Systems and Flow Control divisions of the DPS segment and in the Measurement division of the V&M segment. The integration of these operations will require a significant amount of time and effort for management and employees of those divisions and may result in disruptions and inefficiencies occurring in the legacy operations of those businesses

for a period of time. Additionally, former NATCO customers may elect to buy from competitors of Cameron rather than continue to do business with the former operations of NATCO now that they have become part of the Cameron organization. Costs of integrating the former NATCO operations into Cameron could exceed what is currently expected. Both of these events, if they occurred, could negatively impact the Company's expected future revenues, costs, profitability and operating cash flows.

Following the NATCO acquisition, total Cameron goodwill at December 31, 2009 was $1.4 billion, a large portion of which was allocated to the Company's Process Systems division reporting unit, which includes the majority of the newly acquired NATCO operations. As a result, a future deterioration in expected profitability or cash flows of the Company or its Process Systems division reporting unit could negatively impact the estimated fair market values of both which, if it were to occur, could increase the likelihood of a goodwill impairment charge being required.

The Company has embarked on a significant capital expansion program in recent years.

The Company has spent $240.9 million in 2009 and $272.2 million in 2008 on capital expenditures for new machine tools and other equipment, including 2009 expenditures of $48.6 million for expanding its subsea facility in Johor, Malaysia and expenditures of $38.3 million in 2009 for completion of a new surface manufacturing facility in Ploiesti, Romania. For 2010, the Company expects full-year capital expenditures of approximately $180 million. To the extent this ongoing program of continuing to upgrade machine tools, manufacturing technologies, processes and facilities in order to improve efficiency and address expected market demand for the Company's products causes disruptions in the Company's plants, or the needed machine tools or facilities are not delivered and installed or in use as currently expected, the Company's ability to deliver existing or future backlog may be negatively impacted. In addition, if the new facilities recently completed or nearing completion are unable to add production in accordance with the currently scheduled timetable, or in the event production is not as efficient as scheduled, future profitability may be negatively impacted.

Execution of subsea systems projects exposes the Company to risks not present in its other businesses.

This market is significantly different from the Company's other markets since subsea systems projects are significantly larger in scope and complexity, in terms of both technical and logistical requirements. Subsea projects (i) typically involve long lead times, (ii) typically are larger in financial scope, (iii) typically require substantial engineering resources to meet the technical requirements of the project and (iv) often involve the application of existing technology to new environments and in some cases, new technology. The Company's subsea business unit received orders in the amount of $1.4 billion during 2009. Several of these orders are substantially more complex and involve substantially more risk than previous projects. To the extent the Company experiences unplanned efficiencies or difficulties in meeting the technical and/or delivery requirements of the projects, the Company's earnings or liquidity could be positively or negatively impacted. The Company accounts for its subsea projects, as well as separation and drilling projects, using accounting rules as contained in the FASB's ASC relating to construction-type and production-type contracts. In accordance with this guidance, the Company estimates the expected margin on these projects and recognizes this margin as units are completed. Factors that may affect future project costs and margins include the ability to properly execute the engineering and design phases consistent with our customers' expectations, production efficiencies obtained, and the availability and costs of labor, materials and subcomponents. These factors can significantly impact the accuracy of the Company's estimates and materially impact the Company's future period earnings. If the Company experiences cost underruns or overruns, the expected margin could increase or decline. In accordance with the accounting guidance, the Company would record a cumulative adjustment to increase or reduce the margin previously recorded on the related project. Subsea projects accounted for approximately 16% of total revenues for the year ended December 31, 2009. As of December 31, 2009, the Company had a subsea systems project backlog of approximately $2.0 billion.

Fluctuations in worldwide currency markets can impact the Company's profitability.

The Company has established multiple "Centers of Excellence" facilities for manufacturing such products as subsea trees, subsea chokes, subsea production controls and BOPs. These production facilities are located in the United Kingdom, Brazil and other European and Asian countries. To the extent the Company sells these products in U.S. dollars, the Company's profitability is eroded when the U.S. dollar weakens against the British pound, the euro, the Brazilian real and certain Asian currencies, including the Singapore dollar. Alternatively, profitability is enhanced when the U.S. dollar strengthens against these same currencies.

The Company's worldwide operations expose it to instability and changes in economic and political conditions, foreign currency fluctuations, trade and investment regulations and other risks inherent to international business.

The economic risks of doing business on a worldwide basis include the following:

- volatility in general economic, social and political conditions, including Venezuela where the Company has $118.7 million of unfilled subsea orders with its national oil company;
- differing tax rates, tariffs, exchange controls or other similar restrictions;
- changes in currency rates;
- inability to repatriate income or capital;
- reductions in the number or capacity of qualified personnel; and
- seizure of equipment.

Cameron has manufacturing and service operations that are essential parts of its business in developing countries and economically and politically volatile areas in Africa, Latin America, Russia and other countries that were part of the Former Soviet Union, the Middle East, and Central and South East Asia. The Company also purchases a large portion of its raw materials and components from a relatively small number of foreign suppliers in developing countries. The ability of these suppliers to meet the Company's demand could be adversely affected by the factors described above.

Increasingly, some of the Company's customers, particularly the national oil companies, have required a certain percentage of, or an increased percentage of, local content in the products they buy directly or indirectly from the Company. This requires the Company to add to or expand manufacturing capabilities in certain countries that are presently without the necessary infrastructure or human resources in place to conduct business in a manner as typically done by Cameron. This increases the risk of untimely deliveries, cost overruns and defective products.

Economic conditions around the world have resulted in decreased tax revenues for many governments, which could lead to changes in tax laws in countries where the Company does business, including the United States. Changes in tax laws, including changes proposed or currently under consideration in the United States and other countries, could have a negative impact on the Company's future results.

The Company is subject to trade regulations that expose the Company to potential liability.

Doing business on a worldwide basis also puts the Company and its operations at risk due to political risks and the need for compliance with the laws and regulations of many jurisdictions. These laws and regulations impose a range of restrictions and/or duties on importation and exportation, operations, trade practices, trade partners and investment decisions. The Company has received inquiries regarding its compliance with certain such laws and regulations from several U.S. federal agencies.

The Company does business and has operations in a number of developing countries that have relatively underdeveloped legal and regulatory systems when compared to more developed countries. Several of these countries are generally perceived as presenting a higher than normal risk of corruption, or as having a culture where requests for improper payments are not discouraged. Maintaining and administering an effective U.S. Foreign Corrupt Practices Act (FCPA) compliance program in these environments presents greater challenges to the Company than is the case in other, more developed countries.

In July 2007, the Company was one of a number of companies to receive a letter from the Criminal Division of the U.S. Department of Justice (DOJ) requesting information on activities undertaken on their behalf by a customs clearance broker. The DOJ is inquiring into whether certain of the services provided to the Company by the customs clearance broker may have involved violations of the U.S. Foreign Corrupt Practices Act (FCPA). In response, the Company engaged special counsel reporting to the Audit Committee of the Board of Directors to conduct an investigation into its dealings with the customs clearance broker in Nigeria and Angola to determine if any payment made to or by the customs clearance broker on the Company's behalf constituted a violation of the FCPA. Special counsel also reviewed the extent, if any, of the Company's knowledge and involvement in the performance of these services and activities and whether the Company fulfilled its obligations under the FCPA. In addition, the U.S. Securities and Exchange Commission (SEC) is conducting an informal inquiry into the same matters. The investigation by special counsel has been completed and the Company is waiting for the agencies to commence discussions regarding the ultimate disposition of this matter. The current tolling agreement between the Company and the agencies expires on April 30, 2010. At this stage, the Company cannot predict what the disposition will entail. The Company undertook enhanced compliance training efforts for its personnel, including foreign operations personnel dealing with customs clearance regulations and hired a Chief Compliance Officer in September 2008 to oversee and direct all legal compliance matters for the Company.

The Company completed its acquisition of NATCO in November 2009, and at the time NATCO had a pending SEC enforcement action under the FCPA. In January 2010, without admitting or denying the underlying allegations, it settled the action and agreed to a civil penalty of $65,000, and, in a related proceeding, agreed to an order requiring it to cease and desist from future violations of the FCPA.

Compliance with U.S. regulations on trade sanctions and embargoes also poses a risk to Cameron since its business is conducted on a worldwide basis through various entities. Cameron has received a number of inquiries from U.S. governmental agencies regarding compliance with these regulations. On March 25, 2009, Cameron received a letter from the Office of Global Security Risk of the U.S. Securities and Exchange Commission inquiring into the status of Cameron's non-U.S. entities' withdrawal from conducting business in or with Iran, Syria and Sudan. In mid-2006, Cameron adopted a policy which prohibited doing business with these and other U.S. embargoed countries and restricted its non-U.S. subsidiaries and persons from taking new orders from those countries, though Cameron did not prohibit them from honoring then existing contracts if they were, in the opinion of non-U.S. counsel, binding and enforceable in accordance with their terms and would subject a Cameron entity to damages for a failure to perform thereunder, provided such contracts could, in fact, be performed without any U.S. person or entity involvement and otherwise in accordance with existing U.S. regulations. Cameron's records show that its non-U.S. entities recognized revenues in 2009 of approximately $6.4 million with respect to business with Iran. No deliveries were made to Syria or Sudan in 2009. Cameron's backlog report shows remaining revenues from deliveries to Iran of approximately $3.7 million scheduled to be recognized subsequent to December 31, 2009. It is expected that, with these deliveries, performance under the pre-mid-2006 contracts will be complete. Cameron is examining these deliveries to confirm they were in compliance with its policy and is actively monitoring present and future performance of its non-U.S. entities to ensure compliance. Cameron also received an inquiry in 2006 from the Office of Global Security Risk regarding essentially the same matters as in 2009. In December 2008, Cameron received an inquiry from the U.S. Department of Treasury's Office of Foreign

Assets Control regarding a bank guaranty Cameron requested to support a sale to a Burmese entity. Cameron has responded and has received no further inquiry regarding this matter.

In January 2007, the Company underwent a Pre-Assessment Survey as part of a Focused Assessment Audit initiated by the Regulatory Audit Division of the U.S. Customs and Border Protection, Department of Homeland Security. The Pre-Assessment Survey of the period September 2001 through September 2007 resulted in a finding that the Company had deficiencies in its U.S. customs compliance process and had underpaid customs duties. The Company has since paid these duties and taken corrective action with respect to these deficiencies. The sufficiency of these corrective actions is currently undergoing a Follow-Up Compliance Improvement Plan Review which is expected to be completed by the end of the third quarter of 2010.

The Company is subject to environmental, health and safety laws and regulations that expose the Company to potential liability.

The Company's operations are subject to a variety of national and state, provisional and local laws and regulations, including laws and regulations relating to the protection of the environment. The Company is required to invest financial and managerial resources to comply with these laws and expects to continue to do so in the future. To date, the cost of complying with governmental regulation has not been material, but the fact that such laws or regulations are frequently changed makes it impossible for the Company to predict the cost or impact of such laws and regulations on the Company's future operations. The modification of existing laws or regulations or the adoption of new laws or regulations imposing more stringent environmental restrictions could adversely affect the Company.

Enacted and proposed climate protection regulations and legislation may impact the Company's operations or those of its customers.

In December 2009, the United States Environmental Protection Agency (EPA) announced an endangerment finding under the United States Clean Air Act that greenhouse gas emissions endanger public health and welfare. The EPA also enacted regulations in September 2009, which became effective January 1, 2010, requiring monitoring and reporting by certain facilities and companies of greenhouse gas emissions. Carbon emission reporting and reduction programs have also expanded in recent years at the state, regional and national levels with certain countries having already implemented various types of cap-and-trade programs aimed at reducing carbon emissions from companies that currently emit greenhouse gases such as electric power generators and utilities. In addition, in June 2009, the United States House of Representatives passed The American Clean Energy and Security Act which is expected to be considered by the United States Senate during 2010.

To the extent Cameron is subject to any of these or other similar proposed or newly enacted laws and regulations, the Company expects that its efforts to monitor, report and comply with such laws and regulations, and any related taxes imposed on companies by such programs, will increase the Company's cost of doing business in certain jurisdictions, including the United States, and may require costs to modify certain of its compression products which involve the use of power generation equipment and certain of its facilities in order to lower any direct or indirect emissions of greenhouse gases from those facilities.

To the extent the Company's customers, particularly those involved in power generation, petrochemical processing or petroleum refining are subject to any of these or other similar proposed or newly enacted laws and regulations, the Company is exposed to risks that the additional costs by customers to comply with such laws and regulations could impact their ability or desire to continue to operate at similar levels in certain jurisdictions as historically seen or as currently anticipated which could negatively impact the Company's operations in those same jurisdictions in support of its customers.

The Company could also be impacted by new laws and regulations that might favor the increased use of non-fossil fuels, including nuclear, solar and bio-fuels or that are designed to increase energy efficiency.

If the proposed or newly executed laws dampen demand for oil and gas production, they could lower spending by the Company's customers for the Company's products and services.

Environmental Remediation

The Company's worldwide operations are subject to domestic and international regulations with regard to air, soil and water quality as well as other environmental matters. The Company, through its environmental management system and active third-party audit program, believes it is in substantial compliance with these regulations.

The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the CS operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had been active for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2009, the Company's consolidated balance sheet included a noncurrent liability of $7.3 million for environmental matters.

Environmental Sustainability

The Company has pursued environmental sustainability in a number of ways. Processes are monitored in an attempt to produce the least amount of waste. None of the Company's facilities are rated above Small Quantity Generated status. All of the waste disposal

firms used by the Company are carefully selected in an attempt to prevent any future Superfund involvements. Actions are taken in an attempt to minimize the generation of hazardous wastes and to minimize air emissions. None of the Company's facilities are classified as sites that generate more than minimal air emissions. Recycling of process water is a common practice. Best management practices are used in an effort to prevent contamination of soil and ground water on the Company's sites. The Company has an active health, safety and environmental audit program in place throughout the world.

Market Risk Information

The Company is currently exposed to market risk from changes in foreign currency rates and changes in interest rates. A discussion of the Company's market risk exposure in financial instruments follows.

Foreign Currency Exchange Rates

A large portion of the Company's operations consist of manufacturing and sales activities in foreign jurisdictions, principally in Europe, Canada, West Africa, the Middle East, Latin America and the Pacific Rim. As a result, the Company's financial performance may be affected by changes in foreign currency exchange rates in these markets. Overall, for those locations where the Company is a net receiver of local non-U.S. dollar currencies, Cameron generally benefits from a weaker U.S. dollar with respect to those currencies. Alternatively, for those locations where the Company is a net payer of local non-U.S. dollar currencies, a weaker U.S. dollar with respect to those currencies will generally have an adverse impact on the Company's financial results. The impact on the Company's financial results of gains or losses arising from foreign currency denominated transactions, if material, have been described under "Results of Operations" in this Management's Discussion and Analysis of Financial Condition and Results of Operations for the periods shown.

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into foreign currency forward contracts to hedge specific large anticipated receipts or disbursements in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2009. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea, drilling, valve or other equipment contracts involving the Company's United States operations and its wholly-owned subsidiaries in Brazil, Italy, Romania, Singapore and the United Kingdom. At December 31, 2009, the Company was also party to certain foreign currency forward and foreign currency option contracts which have not been accounted for as hedges under the accounting rules for derivatives and hedging activities as reflected in the FASB's ASC, involving underlying foreign currency denominated accounts recorded on the balance sheet of its wholly-owned subsidiary in Canada or anticipated foreign currency cash flows of its wholly-owned subsidiary in Italy.

Interest Rates

The Company is subject to interest rate risk on its long-term fixed interest rate debt, variable-interest rate borrowings and interest rate swaps. Variable-rate debt, where the interest rate fluctuates periodically, exposes the Company's cash flows to variability due to changes in market interest rates. Fixed-rate debt, where the interest rate is fixed over the life of the instrument, exposes the Company to changes in the fair value of its debt due to changes in market interest rates and to the risk that the Company may need to refinance maturing debt with new debt at a higher rate. Interest rate swaps, where the interest rates fluctuate daily, expose the Company to changes in the fair value of the swaps and to changes in cash flow, due to market interest rate changes.

The Company has performed a sensitivity analysis to determine how market interest rate changes might affect the fair value of its debt. This analysis is inherently limited because it represents a singular, hypothetical set of assumptions. Actual market movements may vary significantly from the assumptions. The effects of market movements may also directly or indirectly affect the Company's assumptions and its rights and obligations not covered by the sensitivity analysis. Fair value sensitivity is not necessarily indicative of the ultimate cash flow or the earnings effect from the assumed market rate movements.

An instantaneous one-percentage-point decrease in interest rates across all maturities and applicable yield curves would have increased the fair value of the Company's fixed-rate debt positions by approximately $90.5 million at December 31, 2009 ($71.8 million at December 31, 2008), whereas a one-percentage-point increase in interest rates would have decreased the fair value of the Company's fixed rate debt by $78.6 million at December 31, 2009 ($63.9 million at December 31, 2008). A one-percentage-point decrease in floating interest rates would have increased the fair value of the Company's interest rate swaps by $8.0 million at December 31, 2009, whereas a one-percentage-point increase in floating interest rates would have decreased the fair value of the Company's interest rate swaps by $6.6 million at December 31, 2009. This analysis does not reflect the effect that increasing or decreasing interest rates would have on other items, such as new borrowings, nor the impact they would have on interest expense and cash payments for interest.

The Company manages its debt portfolio to achieve an overall desired position of fixed and floating rates and employs interest rate swaps as a tool to achieve that goal. The major risks from interest rate derivatives include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties in such transactions.

The fair values of the 6.375% 10-year Senior Notes and the 7.0% 30-year Senior Notes are principally dependent on prevailing interest rates. The fair value of the 2.5% Convertible Debentures is principally dependent on prevailing interest rates and the Company's current share price as it relates to the initial conversion price of the instrument.

The Company has various other long-term debt instruments, but believes that the impact of changes in interest rates in the near term will not be material to these instruments.

On October 19, 2009, the Company entered into an interest rate swap with a third party to receive a fixed interest rate of 6.375% and to pay a variable rate based on the 3 month London Interbank Offered Rate (LIBOR) plus 4.801% on a notional value of $200,000,000. The swap matures on January 15, 2012 and provides for semi-annual payments each January 15 and July 15, beginning January 15, 2010. Interest is compounded quarterly on the 15th of each January, April, July and October. An additional interest rate swap with a notional value of $200,000,000 and terms identical to the above was also entered into on October 23, 2009, except that the variable rate to be paid is based on 3 month LIBOR plus 4.779%. The fair value of both interest rate swaps will be reflected on the Company's consolidated balance sheet as either an asset or liability with the change in the fair value of the swaps reflected as an adjustment to the Company's consolidated interest expense.

Information relating to the Company's outstanding foreign currency forward and option contracts as well as its outstanding interest rate swaps and the fair values recorded in the Company's Consolidated Balance Sheets at December 31, 2009 and 2008 follows:

	December 31, 2009				
	Year of Contract Expiration				December 31,
(amounts in millions except exchange rates)	2010	2011	2012	Total	2008
FX Forward Contracts –					
Buy EUR/Sell GBP:					
Notional amount to buy (in EUR)	8.2	0.7	—	8.9	49.5
Average GBP to EUR contract rate	0.8072	0.8120	—	0.8076	0.7992
Average GBP to EUR rate at December 31, 2009	0.8923	0.8934	—	0.8924	0.9611
Fair value at December 31, 2009 in U.S. dollars				$ 1.2	$ 11.6
Buy EUR/Sell CAD:					
Notional amount to sell (in EUR)	24.6	—	—	24.6	—
Average CAD to EUR contract rate	1.5773	—	—	1.5773	—
Average CAD to EUR rate at December 31, 2009	1.5132	—	—	1.5132	—
Fair value at December 31, 2009 in U.S. dollars				$ 1.5	$ —
Sell USD/Buy GBP:					
Notional amount to sell (in USD)	45.2	3.2	—	48.4	156.1
Average USD to GBP contract rate	1.8380	1.7884	—	1.8346	1.9155
Average USD to GBP rate at December 31, 2009	1.6064	1.6023	—	1.6061	1.4498
Fair value at December 31, 2009 in U.S. dollars				$ (6.0)	$ (37.9)
Other Currencies:					
Fair value at December 31, 2009 in U.S. dollars				$ (0.4)	$ (19.5)
FX Options to buy EUR –					
Notional amount to sell in USD	15.6	—	—	15.6	
Average USD to EUR contract rate	1.4705	—	—	1.4705	
Average USD to EUR rate at December 31, 2009	1.4337	—	—	1.4337	
Fair value at December 31, 2009 in U.S. dollars				$ 0.2	$ —
Interest Rate Swaps –					
Notional amount in USD	—	—	400.0	400.0	
Fair value at December 31, 2009 in U.S. dollars				$ 1.2	$ —

Management's Report on Internal Control Over Financial Reporting

The Company maintains a system of internal controls that is designed to provide reasonable but not absolute assurance as to the reliable preparation of the consolidated financial statements. The Company's management, including its Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls and procedures or the Company's internal controls will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of errors or fraud, if any, within Cameron have been detected.

The control environment of Cameron is the foundation for its system of internal controls over financial reporting and is embodied in the Company's Standards of Conduct. It sets the tone of the Company's organization and includes factors such as integrity and ethical values. The Company's internal controls over financial reporting are supported by formal policies and procedures that are reviewed, modified and improved as changes occur in the Company's business or as otherwise required by applicable rule-making bodies.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management, the internal audit department and the independent registered public accountants to review and discuss internal controls over financial reporting and accounting and financial reporting matters. The independent registered public accountants and the internal audit department report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

Assessment of Internal Control Over Financial Reporting

Cameron's management is responsible for establishing and maintaining adequate internal control (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) over financial reporting.

Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding the Company's financial controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting – including the possibility of the circumvention or overriding of controls – based on management's evaluation, management has concluded that the Company's internal controls over financial reporting were effective as of December 31, 2009, based on the framework established in "Internal Control – Integrated Framework". However, because of changes in conditions, it is important to note that internal control system effectiveness may vary over time.

In conducting management's evaluation of the effectiveness of the Company's internal controls over financial reporting, NATCO Group, Inc. and two other businesses acquired during 2009 for a total purchase price of approximately $1,011.7 million, as more fully described in Note 2 of the Notes to Consolidated Financial Statements, were excluded. These operations constituted less than 1.5% of the Company's consolidated revenues and income before income taxes and approximately 17% and 26% of total and net assets, respectively, as of and for the year ended December 31, 2009.

Ernst & Young LLP, an independent registered public accounting firm that has audited the Company's financial statements as of and for the three-year period ended December 31, 2009, has issued a report on their audit of management's internal control over financial reporting, which is included herein.



Jack B. Moore
President and Chief Executive Officer

Date: February 26, 2010



Charles M. Sledge
Senior Vice President and Chief Financial Officer

Date: February 26, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cameron International Corporation

We have audited the internal control over financial reporting of Cameron International Corporation (the Company) as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of NATCO Group, Inc. and two other businesses acquired during 2009 for a total purchase price of approximately $1,011.7 million, as more fully described in Note 2 of the Notes to Consolidated Financial Statements, which is included in the 2009 consolidated financial statements of the Company and constituted less than 1.5% of the Company's consolidated revenues and income before income taxes and approximately 17% and 26% of total and net assets, respectively, as of and for the year ended December 31, 2009. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of NATCO Group, Inc. and the two other businesses acquired during 2009 as referred to above.

In our opinion, Cameron International Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related statements of consolidated results of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2009 and our report dated February 26, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
February 26, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cameron International Corporation

We have audited the accompanying consolidated balance sheets of Cameron International Corporation (the Company) as of December 31, 2009 and 2008, and the related statements of consolidated results of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cameron International Corporation at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
February 26, 2010

Consolidated Results of Operations

	Year Ended December 31,		
(dollars in thousands, except per share data)	**2009**	2008	2007
Revenues	**$ 5,223,245**	$ 5,848,877	$ 4,666,368
Costs and expenses:			
Cost of sales (exclusive of depreciation and amortization shown separately below)	**3,540,106**	4,127,931	3,242,238
Selling and administrative expenses	**715,599**	668,296	577,588
Depreciation and amortization	**156,587**	132,079	109,774
Interest income	**(5,851)**	(27,350)	(30,745)
Interest expense	**92,370**	70,290	43,845
Restructuring expense and acquisition related costs	**81,605**	—	—
Charge for pension plan termination	**—**	26,196	35,725
Total costs and expenses	**4,580,416**	4,997,442	3,978,425
Income before income taxes	**642,829**	851,435	687,943
Income tax provision	**(167,310)**	(270,732)	(199,762)
Net income	**$ 475,519**	$ 580,703	$ 488,181
Earnings per common share:			
Basic	**$ 2.15**	$ 2.67	$ 2.23
Diluted	**$ 2.11**	$ 2.54	$ 2.11

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

(dollars in thousands, except shares and per share data)	December 31, 2009	2008
Assets		
Cash and cash equivalents	**$ 1,860,988**	$ 1,621,046
Receivables, net	**959,010**	950,362
Inventories, net	**1,664,152**	1,336,925
Other	**230,009**	148,110
Total current assets	**4,714,159**	4,056,443
Plant and equipment, net	**1,192,402**	931,647
Goodwill	**1,441,580**	709,217
Other assets	**377,232**	205,064
Total assets	**$ 7,725,373**	$ 5,902,371
Liabilities and stockholders' equity		
Current portion of long-term debt	**$ 22,164**	$ 161,279
Accounts payable and accrued liabilities	**2,208,153**	1,854,384
Accrued income taxes	**65,896**	95,545
Total current liabilities	**2,296,213**	2,111,208
Long-term debt	**1,232,302**	1,218,627
Deferred income taxes	**122,980**	99,149
Other long-term liabilities	**154,118**	128,860
Total liabilities	**3,805,613**	3,557,844
Commitments and contingencies	**—**	—
Stockholders' equity:		
Common stock, par value $.01 per share, 400,000,000 shares authorized, 263,111,472 shares issued at December 31, 2009 and 236,316,873 shares issued at December 31, 2008	**2,631**	2,363
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	**—**	—
Capital in excess of par value	**2,244,000**	1,254,593
Retained earnings	**2,285,432**	1,809,913
Accumulated other elements of comprehensive income	**9,492**	(84,218)
Less: Treasury stock at cost, 18,453,758 shares at December 31, 2009 and 19,424,120 shares at December 31, 2008	**(621,795)**	(638,124)
Total stockholders' equity	**3,919,760**	2,344,527
Total liabilities and stockholders' equity	**$ 7,725,373**	$ 5,902,371

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Cash Flows

(dollars in thousands)	Year Ended December 31, 2009	2008	2007
Cash flows from operating activities:			
Net income	**$ 475,519**	$ 580,703	$ 488,181
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**114,683**	98,728	81,458
Amortization	**41,904**	33,351	28,316
Non-cash charge for pension plan termination	**—**	26,196	35,725
Non-cash stock compensation expense	**27,701**	35,627	31,383
Tax benefit of employee stock compensation plan transactions and deferred income taxes	**(35,765)**	1,941	35,602
Changes in assets and liabilities, **net of translation, acquisitions and non-cash items:**			
Receivables	**165,162**	(157,899)	(69,223)
Inventories	**(220,941)**	(9,325)	(355,215)
Accounts payable and accrued liabilities	**139,835**	278,973	219,503
Other assets and liabilities, net	**(94,638)**	99,282	(44,010)
Net cash provided by operating activities	**613,460**	987,577	451,720
Cash flows from investing activities:			
Capital expenditures	**(240,921)**	(272,248)	(245,589)
Acquisitions, net of cash acquired (See Note 2 of the Notes to Consolidated Financial Statements)	**11,203**	(191,681)	(76,386)
Proceeds from sale of plant and equipment	**4,035**	3,903	9,056
Net cash used for investing activities	**(225,683)**	(460,026)	(312,919)
Cash flows from financing activities:			
Short-term loan borrowings (repayments), net	**(18,908)**	31,859	(200,707)
Redemption of convertible debt securities	**(131,109)**	(106,891)	—
Issuance of long-term senior notes	**—**	747,922	—
Debt issuance costs	**—**	(5,550)	—
Purchase of treasury stock	**(29,175)**	(279,393)	(321,913)
Proceeds from stock option exercises	**10,193**	17,628	52,784
Excess tax benefits of employee stock compensation plan transactions	**6,446**	16,986	28,034
Principal payments on capital leases	**(6,737)**	(7,434)	(5,312)
Net cash provided by (used for) financing activities	**(169,290)**	415,127	(447,114)
Effect of translation on cash	**21,455**	(61,548)	14,692
Increase (decrease) in cash and cash equivalents	**239,942**	881,130	(293,621)
Cash and cash equivalents, beginning of year	**1,621,046**	739,916	1,033,537
Cash and cash equivalents, end of year	**$1,860,988**	$1,621,046	$ 739,916

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Changes in Stockholders' Equity

(dollars in thousands)	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Elements of Comprehensive Income	Treasury Stock	Total
Balance – December 31, 2006	$ 1,162	$ 1,207,281	$ 745,829	$ 16,326	$ (177,772)	$1,792,826
Net income			488,181			488,181
Foreign currency translation				59,686		59,686
Change in fair value of derivatives accounted for as cash flow hedges, net of $2,803 in taxes				5,011		5,011
Other comprehensive income from derivative transactions recognized in current year earnings, net of $2,225 in taxes				(4,583)		(4,583)
Pension settlement loss, net of $14,422 in taxes				23,282		23,282
Pension curtailment gain, net of $757 in taxes				(1,222)		(1,222)
Actuarial loss, net of amortization				2,504		2,504
Comprehensive income						572,859
Adjustment to initially apply FIN 48		(2,000)	(4,996)			(6,996)
Non-cash stock compensation expense		31,383				31,383
Purchase of treasury stock					(341,423)	(341,423)
Common and treasury stock issued under stock option and other employee benefit plans		(40,411)			93,195	52,784
Tax benefit of employee stock compensation plan transactions		32,239				32,239
Stock split	1,162	(1,162)				—
Balance – December 31, 2007	2,324	1,227,330	1,229,014	101,004	(426,000)	2,133,672
Net income			580,703			580,703
Foreign currency translation				(169,378)		(169,378)
Loss on treasury locks, net of amortization and taxes				(1,192)		(1,192)
Change in fair value of derivatives accounted for as cash flow hedges, net of $26,920 in taxes				(47,245)		(47,245)
Other comprehensive income from derivative transactions recognized in current year earnings, net of $1,421 in taxes				3,254		3,254
Pension settlement loss, net of $9,693 in taxes				16,503		16,503
Impact after currency effects of actuarial gains/losses and plan amendments, net of $3,917 in taxes				7,911		7,911
Amortization of net actuarial losses and prior service credits, net of $2,295 in taxes				5,219		5,219
Comprehensive income						395,775
Adjustment for change in measurement date for postretirement benefit plans			196	(294)		(98)
Non-cash stock compensation expense		35,627				35,627
Purchase of treasury stock					(259,883)	(259,883)
Treasury stock issued under stock option and other employee benefit plans		(30,159)			47,759	17,600
Tax benefit of employee stock compensation plan transactions		22,548				22,548
Stock issued for conversion of convertible debt	39	(39)				—
Adjustment to conversion option resulting from conversion of convertible debt, net of taxes		(714)				(714)
Balance – December 31, 2008	2,363	1,254,593	1,809,913	(84,218)	(638,124)	2,344,527
Net income			**475,519**			**475,519**
Foreign currency translation				**86,649**		**86,649**
Amortization of treasury locks, net of taxes				**26**		**26**
Change in fair value of derivatives accounted for as cash flow hedges, net of $6,664 in taxes				**11,256**		**11,256**
Other comprehensive income from derivative transactions recognized in current year earnings, net of $9,601 in taxes				**16,215**		**16,215**
Impact after currency effects of actuarial gains/losses, net of $9,697 in taxes				**(22,955)**		**(22,955)**
Amortization of net actuarial losses and prior service credits, net of $580 in taxes				**2,371**		**2,371**
Pension settlement loss				**148**		**148**
Comprehensive income						**569,229**
Equity securities issued for purchase of NATCO	**236**	**982,082**			**6,207**	**988,525**
Non-cash stock compensation expense		**27,701**				**27,701**
Purchase of treasury stock					**(29,175)**	**(29,175)**
Treasury stock issued under stock option and other employee benefit plans		**(30,062)**			**39,297**	**9,235**
Tax benefit of employee stock compensation plan transactions		**9,718**				**9,718**
Stock issued for conversion of convertible debt	**32**	**(32)**				**—**
Balance – December 31, 2009	**$ 2,631**	**$ 2,244,000**	**$ 2,285,432**	**$ 9,492**	**$ (621,795)**	**$ 3,919,760**

The Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1: Summary of Major Accounting Policies

Company Operations — Cameron International Corporation (Cameron or the Company) is a leading provider of flow equipment products, systems and services to worldwide oil, gas and process industries. Products include oil and gas pressure control and separation equipment, including valves, wellheads, manifolds, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission processes used in onshore, offshore and subsea applications. Cameron also manufactures and services air and gas compressors and turbochargers.

The Company's operations are organized into three business segments — Drilling and Production Systems (DPS), Valves & Measurement (V&M) and Compression Systems (CS). Additional information regarding each segment may be found in Note 15 of the Notes to Consolidated Financial Statements.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments from 20% to 50% in affiliated companies are accounted for using the equity method.

Estimates in Financial Statements — The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, estimates of total contract profit or loss on certain long-term production contracts, estimated losses on accounts receivable, estimated realizable value on excess and obsolete inventory, contingencies, including tax contingencies, estimated liabilities for litigation exposures and liquidated damages, estimated warranty costs, estimates related to pension accounting, estimates related to the fair value of reporting units for purposes of assessing goodwill for impairment, estimated proceeds from assets held for sale and estimates related to deferred tax assets and liabilities, including valuation allowances on deferred tax assets. Actual results could differ materially from these estimates.

Revenue Recognition — The Company generally recognizes revenue, net of sales tax, once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company's subsea and drilling systems and processing equipment contracts, revenue is recognized in accordance with accounting rules relating to construction-type and production-type contracts as promulgated in the Financial Accounting Standards Board's Accounting Standards Codification (FASB ASC). Under this guidance, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue is recognized once the manufacturing process is complete for each unit specified in the contract with the customer, including customer inspection and acceptance, if required by the contract. This method requires the Company to make estimates regarding the total costs of the project, which impacts the amount of gross margin the Company recognizes in each reporting period. The Company routinely, and at least quarterly, reviews its estimates relating to total estimated contract profit or loss and recognizes changes in those estimates as they are determined. Revenue associated with change orders is not included in the calculation of estimated profit on a contract until approved by the customer. Costs associated with unapproved change orders are deferred if (i) the customer acknowledges a change has occurred and (ii) it is probable that the costs will be recoverable from the customer. If these two conditions are not met, the costs are included in the calculation of estimated profit on the project. Anticipated losses on contracts are recorded in full in the period in which they become evident.

Factors that may affect future project costs and margins include the ability to properly execute the engineering and design phases consistent with our customers' expectations, production efficiencies obtained, and the availability and costs of labor, materials and subcomponents. These factors can significantly impact the accuracy of the Company's estimates and materially impact the Company's future period earnings. Approximately 28%, 28% and 21% of the Company's revenues for the years ended December 31, 2009, 2008 and 2007, respectively, were recognized under the accounting rules for construction-type and production-type contracts.

Shipping and Handling Costs — Shipping and handling costs are reflected in the caption entitled "Cost of sales (exclusive of depreciation and amortization shown separately below)" in the accompanying Consolidated Results of Operations statements.

Cash Equivalents — The Company considers all investments purchased with original maturities of three months or less to be cash equivalents.

Short-term Investments — Investments in available-for-sale marketable debt and equity securities are carried at fair value, based on quoted market prices. Differences between cost and fair value are reflected as a component of accumulated other elements of comprehensive income until such time as those differences are realized. The basis for computing realized gains or losses is the specific identification method. If the Company determines that a loss is other than temporary, such loss will be charged to earnings. No material realized gains or losses on short-term investments were recognized during the years ended December 31, 2009, 2008 and 2007.

Allowance for Doubtful Accounts — The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience, the length of time an invoice has been outstanding, responses from customers relating to demands for payment and the current and projected financial condition of specific customers.

Inventories — Aggregate inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 48% of inventories at December 31, 2009 and 55% at December 31, 2008 are carried on the last-in, first-out (LIFO) method. For these locations, the use of LIFO results in a better matching of costs and revenues. The remaining inventories, which are generally located

outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value.

Plant and Equipment — Property, plant and equipment, both owned and under capital lease, are carried at cost. Maintenance and repair costs are expensed as incurred. The cost of renewals, replacements and betterments is capitalized. The Company capitalizes software developed or obtained for internal use. Accordingly, the cost of third-party software, as well as the cost of third-party and internal personnel that are directly involved in application development activities, are capitalized during the application development phase of new software systems projects. Costs during the preliminary project stage and post-implementation stage of new software systems projects, including data conversion and training costs, are expensed as incurred. Depreciation and amortization is provided over the estimated useful lives of the related assets, or in the case of assets under capital leases, over the related lease term, if less, using the straight-line method. The estimated useful lives of the major classes of property, plant and equipment are as follows:

	Estimated Useful Lives
Buildings and leasehold improvements	10 - 40 years
Machinery, equipment and tooling	3 - 18 years
Office furniture, software and other	3 - 10 years

Goodwill — The Company reviews the carrying value of goodwill in accordance with accounting rules on impairment of goodwill as contained in the FASB's ASC which requires that the Company estimate the fair value of each of its reporting units annually and compare such amounts to their respective book values to determine if an impairment of goodwill is required. Generally, this review is conducted during the first quarter of each annual period. Based upon the most recent annual evaluation, no impairment of goodwill was required. The estimated fair value of each reporting unit for the 2009, 2008 and 2007 evaluations was determined using discounted cash flows (Level 3 unobservable inputs) or other market-related valuation models consistent with the accounting guidance for fair value measurements in the FASB's ASC. Certain estimates and judgments are required in the application of the fair value models. The Company's reporting units for goodwill impairment evaluation purposes are the Drilling, Surface, Subsea, Flow Control and Process Systems product lines of the DPS segment, the Engineered Valves, Distributed Valves, Process Valves, Measurement Systems product lines and the Aftermarket Services business of the V&M segment and the Reciprocating and Centrifugal Compression product lines of the CS segment. See Note 15 of the Notes to Consolidated Financial Statements for further discussion of the Company's business segments.

Intangible Assets — The Company's intangible assets, excluding goodwill, represent purchased patents, trademarks, customer lists and other identifiable intangible assets. The majority of other identifiable intangible assets are amortized on a straight-line basis over the years expected to be benefited, generally ranging from 5 to 20 years. Such intangibles are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. As many areas of the Company's business rely on patents and proprietary technology, it has followed a policy of seeking patent protection both inside and outside the United States for products and methods that appear to have commercial significance. The costs of developing any intangibles internally, as well as costs of defending such intangibles, are expensed as incurred. No material impairment of intangible assets was required as of December 31, 2009, 2008 or 2007.

Long-Lived Assets — In accordance with accounting rules for the impairment or disposal of long-lived assets as contained in the FASB's ASC, long-lived assets, excluding goodwill and indefinite-lived intangibles, to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. Assets are classified as held for sale when the Company has a plan for disposal of such assets and those assets meet the held for sale criteria contained in the FASB's ASC and are stated at estimated fair value less estimated costs to sell. No material impairment of long-lived assets was required as of December 31, 2009, 2008 or 2007.

Product Warranty — Estimated warranty costs are accrued either at the time of sale based upon historical experience or, in some cases, when specific warranty problems are encountered. Adjustments to the recorded liability are made periodically to reflect actual experience.

Contingencies — The Company accrues for costs relating to litigation, including litigation defense costs, claims and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties, amounts specified by contract, amounts designated by legal statute or management's judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company's previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

Income Taxes — The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Income tax expense includes U.S. and foreign income taxes, including U.S. federal taxes on undistributed earnings of foreign subsidiaries to the extent such earnings are planned to be remitted. Taxes are not provided on the translation component of comprehensive income since the effect of translation is not considered to modify the amount of the earnings that are planned to be remitted.

The Company accounts for uncertainties in its income tax positions under the income tax accounting provisions of the FASB's ASC. Interest related to an underpayment of income taxes is reflected as a component of interest expense in the Consolidated Results of Operations statement. Penalties on a tax position taken by the Company are reflected as a component of income tax expense in the Consolidated Results of Operations statement. See Note 12 of the Notes to Consolidated Financial Statements for further discussion of the Company's income taxes.

Environmental Remediation and Compliance — Environmental remediation and postremediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value.

Pension and Postretirement Benefits Accounting — The Company follows the FASB's ASC rules on accounting for retirement benefits with regard to recognition of the funded status of its defined benefit pension and other postretirement benefit plans and in determining the amount of its net periodic benefit costs. The measurement date for all of the Company's plans was December 31, 2009.

Stock-Based Compensation — At December 31, 2009, the Company had four stock-based employee compensation plans, which are described in further detail in Note 9 of the Notes to Consolidated Financial Statements. Compensation expense for the Company's stock-based compensation plans is measured using the fair value method required by the FASB's ASC rules on stock compensation. Under this guidance, the fair value of stock option grants and restricted stock unit awards is amortized to expense using the straight-line method over the shorter of the vesting period or the remaining employee service period.

Derivative Financial Instruments — Consistent with accounting guidance for derivative instruments and hedging activities included in the FASB's ASC, the Company recognizes all derivative financial instruments as assets and liabilities on a gross basis and measures them at fair value. Hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The amounts recorded in earnings from ineffectiveness for the years ended December 31, 2009, 2008 and 2007 have not been material. The Company may at times also use forward or option contracts to hedge foreign currency assets and liabilities. These contracts are not designated as hedges under the accounting guidance described above. Therefore, the changes in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related asset or liability.

The Company will also periodically use interest rate swaps to modify the interest characteristics of some or all of its fixed or floating rate debt. Changes in the fair value of these derivatives are recognized as an adjustment to interest expense as they occur.

Foreign Currency — For most subsidiaries and branches outside the U.S., the local currency is the functional currency. The financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: (i) assets and liabilities at year-end exchange rates; (ii) income, expenses and cash flows at average exchange rates; and (iii) stockholders' equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other elements of comprehensive income in the accompanying Consolidated Balance Sheets.

For certain other subsidiaries and branches, operations are conducted primarily in currencies other than the local currencies, which are therefore the functional currency. Non-functional currency monetary assets and liabilities are remeasured at ending exchange rates. Revenue, expense and gain and loss accounts of these foreign subsidiaries and branches are remeasured at average exchange rates. Non-functional currency non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are remeasured at historical rates.

Foreign currency gains and losses arising from monetary transactions denominated in a currency other than the functional currency of the entity involved are included in income. The effects of foreign currency transactions were losses of $19,362,000, $321,000, and $360,000 for the years ended December 31, 2009, 2008, and 2007 respectively.

Recently Issued Accounting Pronouncements — Effective January 1, 2009, the Company adopted the provisions of FASB ASC Topic No. 805, Business Combinations (ASC 805), and FASB ASC 810, related to Noncontrolling Interests in Consolidated Financial Statements. These two standards were adopted in conjunction with each other on a prospective basis. The most significant changes to business combination accounting pursuant to ASC 805 and ASC 810 are the following: (a) recognize, with certain exceptions, 100 percent of the fair values of assets acquired, liabilities assumed and noncontrolling interests in acquisitions of less than a 100 percent controlling interest when the acquisition constitutes a change in control of the acquired entity, (b) acquirers' shares issued in consideration for a business combination will be measured at fair value on the closing date, not the announcement date, (c) recognize contingent consideration arrangements at their acquisition date fair values, with subsequent changes in fair value generally reflected in earnings, (d) the expensing of all transaction costs as incurred and most restructuring costs, (e) recognition of pre-acquisition loss and gain contingencies at their acquisition date fair values, with certain exceptions, (f) capitalization of acquired in-process research and development rather than expense recognition and (g) recognize changes that result from a business combination transaction in an acquirer's existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense. See Note 2 of the Notes to Consolidated Financial Statements for acquisitions subject to this new accounting guidance in 2009.

Reclassifications and Revisions — Certain prior year amounts have been reclassified to conform to the current year presentation.

Subsequent Events – The Company has evaluated subsequent events through February 26, 2010, which is the date these financial statements were filed with the U.S. Securities and Exchange Commission.

Note 2: Acquisitions (Unaudited)

Pursuant to an Amended and Restated Agreement and Plan of Merger dated June 1, 2009 (the "Agreement") with NATCO Group, Inc. ("NATCO"), the Company issued 1.185 shares of Cameron International Corporation common stock (the "Exchange Ratio"), or a total of approximately 23,637,708 shares, in order to acquire each NATCO common share outstanding on November 18, 2009 (the "Merger Date"). The Company has included the financial results of NATCO, constituting less than 1.5% of the Company's consolidated revenues and income before income taxes, in its consolidated financial statements for the period subsequent to the Merger Date. The majority of the NATCO operations have been included in the DPS segment.

Prior to the Merger Date, the prior management of NATCO reported the following amounts in their Quarterly Report on Form 10-Q for the nine months ended September 30, 2009 and in their Annual Report on Form 10-K for the year ended December 31, 2008:

(dollars in thousands)	Nine Months Ended September 30, 2009	Year Ended December 31, 2008
Revenues	$ 472,593	$ 657,404
Net income	$ 24,909	$ 35,097

NATCO designed, manufactured and marketed oil and gas production equipment and separation systems. NATCO products and services have been used onshore and offshore, upstream and downstream, in most major oil and gas producing regions of the world. The Company believes that gaining access to NATCO's separation and processing technology, products and services will significantly enhance its business as a provider of flow equipment, systems, and services in the oil and gas industry.

The Merger has been accounted for as a purchase business combination. Assets acquired and liabilities assumed were recorded at their estimated fair values as of November 18, 2009, with the excess purchase price being recorded as goodwill. The total preliminary purchase price is as follows:

	$ in thousands
Value of Cameron common shares issued in exchange for NATCO common shares	$ 959,468
Cash paid for fractional shares	17
Value of NATCO stock options and restricted stock awards assumed	29,057
Total preliminary purchase price	$ 988,542

The fair value of Cameron shares issued in exchange for NATCO shares and in exchange for NATCO stock option and restricted stock awards assumed was based on the closing price of the Company's common stock on the Merger Date. For all NATCO stock options and restricted stock awards granted prior to June 1, 2009, vesting was accelerated under the terms of the NATCO stock option and restricted stock agreements; therefore, there was no modification of the awards under accounting rules for stock compensation awards. NATCO stock options and restricted stock awards granted between the signing of the Agreement and the Merger Date were exchanged for Cameron options and awards with similar terms and conditions and will continue to vest in accordance with the original terms under which they were awarded.

Preliminary Purchase Price Allocation

Under the purchase method of accounting, the total preliminary purchase price was allocated to NATCO's net tangible and identifiable intangible assets based on their fair values as of the Merger Date. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The preliminary allocation of the purchase price was based upon preliminary valuations, and the Company's estimates and assumptions are subject to change upon the receipt of additional information required to finalize the valuations. The primary areas of the purchase price allocation, which are not yet finalized, relate to inventory, property, plant and equipment, identifiable intangible assets, goodwill, certain preacquisition contingencies and related adjustments to deferred taxes. The final valuation of net assets is expected to be completed as soon as possible, but no later than one year from the acquisition date. The following table, set forth below, displays the total preliminary purchase price allocated to NATCO's net tangible and identifiable intangible assets based on their estimated fair values as of the Merger Date. These items are included in the Company's Consolidated

Balance Sheet as of December 31, 2009 and are treated as non-cash additions, except for the cash acquired, in the Company's Consolidated Cash Flows Statement for the year ended December 31, 2009.

	$ in thousands
Cash	$ 34,396
Accounts receivable	157,051
Inventory	57,936
Other current assets	13,076
Property, plant and equipment	103,652
Goodwill	731,375
Intangibles	147,860
Other non-current assets	25,749
Accounts payable and accrued liabilities	(203,034)
Deferred taxes	(56,146)
Other non-current liabilities	(23,373)
Total preliminary purchase price	$ 988,542

The primary intangible assets identified by the Company were trade names, customer relationships, and technology with associated preliminary values of $14,000,000, $71,900,000 and $56,000,000, respectively. The remaining $5,960,000 consists of customer backlog and non-compete agreements. The useful lives associated with the trade names, customer relationships and technology ranged from 15-20 years.

Other Acquisitions

During 2009, the Company acquired the assets or capital stock of two other businesses for a total cash purchase price of $23,176,000. These businesses were acquired to enhance the Company's product offerings or aftermarket services in the DPS and V&M segments. The two acquisitions were included in the Company's consolidated financial statements for the periods subsequent to the acquisitions. As of December 31, 2009, preliminary goodwill recorded as a result of these acquisitions was approximately $9,997,000, of which $3,348,000 will be deductible for income tax purposes.

During 2008, the Company acquired the assets or capital stock of seven businesses for a total cash purchase price of $191,681,000. These businesses were acquired to enhance the Company's product offerings and to strengthen the Company's ability to deliver a broader range of solutions to its customers in the DPS segment's drilling, surface and flow control businesses and in the V&M segment's measurement business. Total goodwill recorded from these acquisitions was approximately $95,966,000. Reductions to goodwill totaling approximately $23,364,000 were recorded during 2009 upon the finalization of the purchase price allocations from the prior year acquisitions based on receipt of information in 2009 relating to the fair value of the assets and liabilities acquired.

Note 3: Restructuring Expense and Acquisition Related Costs

During 2009, the Company incurred a total of $81,605,000 of restructuring expense and acquisition related costs, including (i) $60,951,000 associated with world-wide voluntary and involuntary employee severance programs, which primarily impacted the Company's operations in the United States and France, (ii) $19,393,000 of costs incurred in connection with the November 2009 acquisition of NATCO and (iii) $1,261,000 of facility closure and other related costs. Over 1,100 employees were covered by the employee severance programs.

Note 4: Receivables

Receivables consisted of the following:

	December 31,	
(dollars in thousands)	**2009**	**2008**
Trade receivables	**$ 907,160**	$ 897,453
Other receivables	**67,669**	62,557
Allowance for doubtful accounts	**(15,819)**	(9,648)
Total receivables	**$ 959,010**	$ 950,362

Note 5: Inventories

Inventories consisted of the following:

	December 31,	
(dollars in thousands)	**2009**	**2008**
Raw materials	**$ 168,594**	$ 126,649
Work-in-progress	**483,964**	403,791
Finished goods, including parts and subassemblies	**1,167,811**	931,168
Other	**11,515**	10,197
	1,831,884	1,471,805
Excess of current standard costs over LIFO costs	**(108,779)**	(85,240)
Allowance for obsolete and excess inventory	**(58,953)**	(49,640)
Total inventories	**$1,664,152**	$1,336,925

Note 6: Plant and Equipment, Goodwill and Other Assets

Plant and equipment consisted of the following:

	December 31,	
(dollars in thousands)	**2009**	**2008**
Land and land improvements	**$ 60,881**	$ 48,067
Buildings	**477,952**	347,034
Machinery and equipment	**988,483**	800,965
Tooling, dies, patterns, etc.	**127,338**	106,511
Office furniture & equipment	**107,878**	123,734
Capitalized software	**178,391**	129,305
Assets under capital leases	**29,742**	28,624
Construction in progress	**110,015**	160,299
All other	**26,764**	22,107
	2,107,444	1,766,646
Accumulated depreciation	**(915,042)**	(834,999)
Total plant and equipment, net	**$1,192,402**	$ 931,647

Changes in goodwill during 2009 were as follows:

(dollars in thousands)	**DPS**	**V&M**	**CS**	**Total**
Balance at December 31, 2008	$ 369,281	$ 277,714	$ 62,222	$ 709,217
Current year acquisitions	731,592	9,780	—	741,372
Changes primarily associated with adjustments to prior year acquisitions – related to finalization of purchase price allocations	(23,191)	(173)	—	(23,364)
Translation and other	4,339	10,016	—	14,355
Balance at December 31, 2009	$1,082,021	$ 297,337	$ 62,222	$1,441,580

Other assets consisted of the following:

	December 31,	
(dollars in thousands)	**2009**	**2008**
Deferred income taxes	**$ 35,444**	$ 23,507
Other intangibles:		
Gross:		
Customer lists	**115,004**	45,873
Patents and technology	**100,363**	41,612
Trademarks	**51,217**	36,846
Noncompete agreements, engineering drawings and other	**70,085**	40,087
Accumulated amortization	**(69,048)**	(46,575)
Other	**74,167**	63,714
Total other assets	**$ 377,232**	$ 205,064

Amortization associated with the Company's capitalized software and other amortizable intangibles recorded as of December 31, 2009 is expected to approximate $29,498,000, $26,445,000, $22,049,000, $17,042,000 and $13,741,000 for the years ending December 31, 2010, 2011, 2012, 2013 and 2014, respectively.

Note 7: Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	December 31,	
(dollars in thousands)	**2009**	**2008**
Trade accounts payable and accruals	**$ 549,665**	$ 525,507
Salaries, wages and related fringe benefits	**228,267**	164,411
Advances from customers	**1,051,965**	855,872
Sales-related costs and provisions	**70,538**	85,565
Payroll and other taxes	**58,443**	39,409
Product warranty	**45,631**	33,551
Fair market value of derivatives	**6,125**	35,715
Other	**197,519**	114,354
Total accounts payable and accrued liabilities	**$2,208,153**	$1,854,384

Additional information relating to the Company's outstanding derivative contracts as of December 31, 2009 may be found in Note 18 of the Notes to Consolidated Financial Statements.

Activity during the year associated with the Company's product warranty accruals was as follows (dollars in thousands):

Balance December 31, 2008	Warranty Provisions	Acquisitions	Charges Against Accrual	Translation and Other	Balance December 31, 2009
$33,551	$41,718	$6,276	$(35,829)	$(85)	$45,631

Note 8: Employee Benefit Plans

As of December 31, 2009, the Company sponsored separate defined benefit pension plans for employees of its United Kingdom (U.K.) and German subsidiaries as well as several unfunded defined benefit arrangements for various other employee groups. The U.K. defined benefit pension plan was frozen to new entrants effective June 14, 1996.

In June 2007, the Company notified employees and beneficiaries that it had elected to terminate the Cameron International Corporation Retirement Plan (Retirement Plan) as well as certain related unfunded supplemental plans, which covered the majority of salaried U.S. employees and certain domestic hourly employees at the time the Retirement Plan was frozen to new entrants, effective May 1, 2003. In addition, the Company curtailed future benefits from being earned under the Retirement Plan, effective December 31, 2007. The Company distributed the assets of the Retirement Plan in two phases. The first phase occurred during the fourth quarter of 2007 and included former employees who were participants in the Retirement Plan. In connection with this initial distribution of plan assets and the curtailment of future benefits from the Retirement Plan, the Company recorded a pre-tax settlement loss of $37,704,000 and a pre-tax curtailment gain of $1,979,000, for a net charge in 2007 of $35,725,000. During the fourth quarter of 2008, the Company recorded an additional settlement loss of $26,196,000 in connection with the final distribution of plan assets to current employees who were participants in the Retirement Plan and any others not covered by the initial distribution of plan assets during 2007. Following the final distribution, the excess remaining plan assets of approximately $5,117,000 became available to the Company to be used in meeting the cash funding obligations for matching contributions under the Cameron International Corporation Retirement Savings Plan, a defined contribution 401(k) plan available to the Company's eligible United States-based employees.

Certain of the Company's employees also participate in various domestic employee welfare benefit plans, including medical, dental and prescriptions. Additionally, certain employees receive retiree medical, prescription and life insurance benefits. All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.

Total net benefit plan expense (income) associated with the Company's defined benefit pension and postretirement benefit plans consisted of the following:

	Pension Benefits			Postretirement Benefits		
(dollars in thousands)	**2009**	**2008**	**2007**	**2009**	**2008**	**2007**
Service cost	**$ 2,687**	$ 3,867	$ 9,039	**$ 8**	$ 3	$ 5
Interest cost	**14,068**	20,315	25,129	**534**	1,075	1,211
Expected return on plan assets	**(13,285)**	(22,113)	(33,444)	**—**	—	—
Amortization of prior service cost (credit)	**15**	15	(540)	**(890)**	(382)	(383)
Amortization of losses (gains)	**5,741**	9,365	14,065	**(1,915)**	(1,484)	(1,078)
Net benefit plan expense (income) before settlement loss and curtailment gain	**9,226**	11,449	14,249	**(2,263)**	(788)	(245)
Settlement loss	**235**	26,196	37,704	**—**	—	—
Curtailment gain	**—**	—	(1,979)	**—**	—	—
Total net benefit plan expense (income)	**$ 9,461**	$ 37,645	$ 49,974	**$ (2,263)**	$ (788)	$ (245)
Net benefit plan expense (income):						
U.S. plans	**$ 361**	$ 29,701	$ 42,065	**$ (2,263)**	$ (788)	$ (245)
Foreign plans	**9,100**	7,944	7,909	—	—	—
Total net benefit plan expense (income)	**$ 9,461**	$ 37,645	$ 49,974	**$ (2,263)**	$ (788)	$ (245)

Included in accumulated other elements of comprehensive income at December 31, 2009 and 2008 are the following amounts that have not yet been recognized in net periodic benefit plan cost, as well as the amounts that are expected to be recognized in net periodic benefit plan cost during the year ending December 31, 2010:

	December 31, 2009		December 31, 2008		Year Ending December 31, 2010
(dollars in thousands)	**Before Tax**	**After Tax**	**Before Tax**	**After Tax**	**Expected Amortization**
Pension benefits:					
Prior service cost	**$ (29)**	**$ (18)**	$ (44)	$ (28)	$ —
Actuarial losses, net	**(97,066)**	**(69,824)**	(75,145)	(54,075)	6,913
Post retirement benefits:					
Prior service credit	**4,926**	**3,110**	5,816	3,664	(890)
Actuarial gains	**11,348**	**7,208**	18,018	11,351	(1,169)
	$ (80,821)	**$(59,524)**	$ (51,355)	$ (39,088)	$ 4,854

The change in the projected benefit obligation associated with the Company's defined benefit pension plans and the change in the accumulated benefit obligation associated with the Company's postretirement benefit plans was as follows:

	Pension Benefits		**Postretirement Benefits**	
(dollars in thousands)	**2009**	**2008**	**2009**	**2008**
Benefit obligation at beginning of year	**$ 221,340**	$ 389,820	**$ 8,963**	$ 17,825
Service cost	**2,687**	3,867	**8**	3
Interest cost	**14,068**	20,315	**534**	1,075
Plan participants' contributions	**940**	930	**—**	—
Actuarial losses (gains)	**30,715**	(20,588)	**4,755**	(4,639)
Exchange rate changes	**21,182**	(73,144)	**—**	—
Benefits and expenses paid from plan assets	**(16,413)**	(98,878)	**—**	—
Benefits paid directly by the Company	**—**	(3,679)	**(1,601)**	(1,571)
Plan amendments	**—**	—	**—**	(3,999)
Acquisitions	**—**	2,697	**5,650**	—
Change in plan measurement date	**—**	—	**—**	269
Benefit obligation at end of year	**$ 274,519**	$ 221,340	**$ 18,309**	$ 8,963
Benefit obligation at end of year:				
U.S. plans	**$ 3,036**	$ 12,872	**$ 18,309**	$ 8,963
Foreign plans	**271,483**	208,468	**—**	—
Benefit obligation at end of year	**$ 274,519**	$ 221,340	**$ 18,309**	$ 8,963

The total accumulated benefit obligation for the Company's defined benefit pension plans was $239,169,000 and $194,813,000 at December 31, 2009 and 2008, respectively.

The change in the plan assets associated with the Company's defined benefit pension and postretirement benefit plans was as follows:

	Pension Benefits		**Postretirement Benefits**	
(dollars in thousands)	**2009**	**2008**	**2009**	**2008**
Fair value of plan assets at beginning of year	**$ 195,129**	$ 368,381	**$ —**	$ —
Actual return on plan assets	**23,509**	(21,076)	**—**	—
Company contributions	**25,428**	12,225	**1,601**	—
Plan participants' contributions	**940**	930	**—**	—
Exchange rate changes	**18,724**	(65,359)	**—**	—
Acquisitions	**—**	2,585	**—**	—
Excess assets remitted to plan sponsor	**(5,117)**	—	**—**	—
Benefits and expenses paid from plan assets	**(16,413)**	(102,557)	**(1,601)**	—
Fair value of plan assets at end of year	**$ 242,200**	$ 195,129	**$ —**	$ —
Fair value of plan assets at end of year:				
U.S. plans	**$ —**	$ 15,764	**$ —**	$ —
Foreign plans	**242,200**	179,365	**—**	—
Fair value of plan assets at end of year	**$ 242,200**	$ 195,129	**$ —**	$ —

The funded status of the Company's defined benefit pension and postretirement benefit plans was as follows:

	Pension Benefits December 31,		**Postretirement Benefits December 31,**	
(dollars in thousands)	**2009**	**2008**	**2009**	**2008**
Overfunded plans	**$ —**	$ 5,328	**$ —**	$ —
Underfunded plans	**(32,319)**	(31,539)	**(18,309)**	(8,963)
Funded status	**$ (32,319)**	$ (26,211)	**$ (18,309)**	$ (8,963)
Funded status at end of year:				
Current	**$ (207)**	$ 5,125	**$ (1,880)**	$ (1,169)
Non-current	**(32,112)**	(31,336)	**(16,429)**	(7,794)
Funded status at end of year	**$ (32,319)**	$ (26,211)	**$ (18,309)**	$ (8,963)

Actual asset investment allocations for the Company's main defined benefit pension plans in the United States and the United Kingdom, which account for approximately 97.0% of total plan assets, are as follows:

	Pension Benefits	
(dollars in thousands)	**2009**	**2008**
U.S. plan:		
Equity securities	**—**	—
Fixed income debt securities, cash and other	**—**	100%
U.K. plan:		
Equity securities	**56%**	44%
Fixed income debt securities, cash and other	**44%**	56%

In each jurisdiction, the investment of plan assets is overseen by a plan asset committee whose members act as trustees of the plan and set investment policy. For the years ended December 31, 2009 and 2008, the investment strategy has been designed to approximate the performance of market indexes. The asset allocation for the U.S. plan at December 31, 2008 was heavily weighted towards fixed income debt securities, cash and other short-term investments due to the plan termination announced during 2007 as discussed above. The Company has modified its targeted allocation for the U.K. plan for 2010 and beyond to be approximately 55% in equities, 40% in fixed income debt securities and 5% in real estate and other.

During 2009, the Company made contributions totaling approximately $25,428,000 to the assets of its various defined benefit pension plans. Contributions to plan assets for 2010 are currently expected to approximate $9,380,000 assuming no change in the current discount rate or expected investment earnings.

The fair values of the Company's pension plan assets by asset category at December 31, 2009 were as follows:

(dollars in thousands)	Fair Value Based on Quoted Prices in Active Markets for Identical Assets (Level 1)	Fair Value Based on Significant Other Observable Inputs (Level 2)	Fair Value Based on Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$ 14,277	$ —	$ —	$ 14,277
Equity securities:				
US Equities	—	54,278	—	54,278
Other	22,919	53,438	—	76,357
Bonds:				
Non-US Government Bonds	—	70,746	—	70,746
Non-US Corporate Bonds	—	17,271	—	17,271
Alternative Investments:				
Insurance contracts	—	—	7,172	7,172
Other	—	—	2,099	2,099
Total assets	$ 37,196	$ 195,733	$ 9,271	$ 242,200

Changes in the fair value of pension plan assets determined based on level 3 unobservable inputs were as follows (dollars in thousands):

	Year Ended December 31, 2009
Balance at beginning of the year	$8,622
Purchases/Sales, net	479
Actual return on plan assets	(220)
Currency impact	390
Balance at end of the year	$9,271

The weighted-average assumptions associated with the Company's defined benefit pension and postretirement benefit plans were as follows:

	Pension Benefits		Postretirement Benefits	
	2009	**2008**	**2009**	**2008**
Assumptions related to net benefit costs:				
Domestic plans:				
Discount rate	**5.08 – 6.52%**	5.00 – 6.25%	**4.88 – 6.52%**	6.25%
Expected return on plan assets	**5.25%**	5.25%	**—**	—
Health care cost trend rate	**—**	—	**9.00%**	7.50%
Measurement date	**1/1/2009**	1/1/2008	**1/1/2009**	10/1/2007
International plans:				
Discount rate	**5.75 – 6.25%**	5.25 – 5.75%	**—**	—
Expected return on plan assets	**5.50 – 6.75%**	4.50 – 6.75%	**—**	—
Rate of compensation increase	**3.00 – 4.50%**	2.75 – 4.50%	**—**	—
Measurement date	**1/1/2009**	1/1/2008	**—**	—
Assumptions related to end-of-period benefit obligations:				
Domestic plans:				
Discount rate	**5.03%**	5.08 – 6.52%	**5.03%**	6.52%
Health care cost trend rate	**—**	—	**9.00%**	7.50%
Measurement date	**12/31/2009**	12/31/2008	**12/31/2009**	12/31/2008
International plans:				
Discount rate	**5.50 – 5.75%**	5.75 – 6.25%	**—**	—
Rate of compensation increase	**3.00 – 4.50%**	3.00 – 4.50%	**—**	—
Measurement date	**12/31/2009**	12/31/2008	**—**	—

The Company's discount rate assumptions for its U.S. postretirement benefits plan and its U.K. defined benefit pension plan are based on the average yield of a hypothetical high quality bond portfolio with maturities that approximately match the estimated cash flow needs of the plans.

The assumptions for expected long-term rates of return on assets are based on historical experience and estimated future investment returns, taking into consideration anticipated asset allocations, investment strategies and the views of various investment professionals.

The rate of compensation increase assumption for foreign plans reflect local economic conditions and the Company's compensation strategy in those locations.

The health care cost trend rate is assumed to decrease gradually from 9% to 5% by 2018 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(dollars in thousands)	One-percentage-point Increase	One-percentage-point Decrease
Effect on total of service and interest cost components in 2009	$ 19	$ (18)
Effect on postretirement benefit obligation as of December 31, 2009	$ 1,052	$ (945)

Year-end amounts applicable to the Company's pension plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets were as follows:

	Projected Benefit Obligation in Excess of Plan Assets		Accumulated Benefit Obligation in Excess of Plan Assets	
(dollars in thousands)	**2009**	**2008**	**2009**	**2008**
Fair value of applicable plan assets	**$ 242,200**	$ 179,761	**$ 9,271**	$ 7,005
Projected benefit obligation of applicable plans	**$ (274,519)**	$(211,300)	**$ —**	$ —
Accumulated benefit obligation of applicable plans	**$ —**	$ —	**$ (18,533)**	$ (13,712)

Future expected benefit payments are as follows:

	Pension Benefits		Postretirement Benefits
(dollars in thousands)	U.S. Unfunded Plans	Foreign Funded Plans	U.S. Unfunded Plans
Year ended December 31:			
2010	$ 212	$ 6,059	$ 1,926
2011	$ 220	$ 6,228	$ 1,860
2012	$ 214	$ 6,420	$ 1,828
2013	$ 209	$ 6,746	$ 1,773
2014	$ 205	$ 6,914	$ 1,719
2015 – 2019	$ 1,243	$ 38,634	$ 7,190

The Company's United States-based employees who are not covered by a bargaining unit and certain others are also eligible to participate in the Cameron International Corporation Retirement Savings Plan. Under this plan, employees' savings deferrals are partially matched in cash and invested at the employees' discretion. In connection with the termination of the Retirement Plan, as described above, the Company modified the Retirement Savings Plan, effective January 1, 2008, to provide enhanced benefits to eligible employees. Beginning January 1, 2008, the Company provides nondiscretionary retirement contributions to the Retirement Savings Plan on behalf of each eligible employee equal to 3% of their defined pay (prior to January 1, 2008, the Company made cash contributions for hourly employees who were not covered under collective bargaining agreements and contributed 2% of pay for new employees hired after May 1, 2003, dependent on the Company meeting certain specified financial objectives). Eligible employees vest in the 3% retirement contributions plus any earnings after completing three years of service. In addition, the Company provides an immediately vested matching contribution of up to 100% of the first 6% of pay contributed by each eligible employee. Prior to January 1, 2008, the Company matched up to 100% of the first 3% of pay contributed by each eligible employee and up to 50% of the next 3% of eligible employee contributions. Employees may contribute amounts in excess of 6% of their pay to the Retirement Savings Plan, subject to certain United States Internal Revenue Service limitations. The Company's expense under this plan for the years ended December 31, 2009, 2008 and 2007 amounted to $20,575,000, $19,584,000 and $13,228,000, respectively. In addition, the Company provides savings or other benefit plans for employees under collective bargaining agreements and, in the case of certain international employees, as required by government mandate, which provide for, among other things, Company matching contributions in cash based on specified formulas. Expense with respect to these various defined contribution and government-mandated plans for the years ended December 31, 2009, 2008 and 2007 amounted to $34,295,000, $33,846,000 and $17,437,000, respectively.

Note 9: Stock-Based Compensation Plans

The Company has grants outstanding under four equity compensation plans, only one of which, the 2005 Equity Incentive Plan (2005 EQIP), is currently available for future grants of equity compensation awards to employees and non-employee directors. The other three plans, which continue to have options outstanding at December 31, 2009, are the Company's Long-Term Incentive Plan, as Amended and Restated as of November 2002, the Broadbased 2000 Incentive Plan and the Second Amended and Restated 1995 Stock Option Plan for Non-Employee Directors. Options granted under the Company's four equity compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant and all terms were fixed.

Stock-based compensation expense recognized was as follows:

	Year Ended December 31,		
(dollars in thousands)	**2009**	2008	2007
Outstanding restricted and deferred stock unit and award grants	**$ 18,505**	$ 20,084	$ 15,610
Unvested outstanding stock option grants	**9,196**	15,543	15,773
Total stock-based compensation expense	**$ 27,701**	$ 35,627	$ 31,383

The total income statement tax benefit recognized from stock-based compensation arrangements during the years ended December 31, 2009, 2008 and 2007 totaled approximately $10,208,000, $13,182,000, $12,004,000, respectively.

Stock options

Options with terms of seven years are granted to officers and other key employees of the Company under the 2005 EQIP plan at a fixed exercise price equal to the fair value of the Company's common stock on the date of grant. The options vest in one-third increments each year on the anniversary date following the date of grant, based on continued employment. Grants made in previous years to officers and other key employees under the Long-Term and Broadbased Incentive Plans provide similar terms, except that the options terminate after ten years rather than seven.

In connection with the acquisition of NATCO, effective November 18, 2009, the Company issued 811,727 vested and 132,793 unvested options for the Company's common stock to certain former NATCO employees in exchange for similar options in NATCO

common stock held by those employees immediately prior to the acquisition date. The terms, conditions and value of the options issued by the Company were similar to the NATCO options and thus, no option modification accounting was required at the date of the exchange (see Note 2 of the Notes to Consolidated Financial Statements for further information).

A summary of option activity under the Company's stock compensation plans as of and for the year ended December 31, 2009 is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (dollars in thousands)
Outstanding at January 1, 2009	7,368,776	$26.52		
Granted	827,000	39.24		
Added through acquisitions	944,520	27.26		
Exercised	(1,220,531)	17.17		
Forfeited	(88,043)	30.42		
Expired	(31,734)	32.96		
Outstanding at December 31, 2009	7,799,988	$29.35	4.49	$100,973
Vested at December 31, 2009 or expected to vest in the future	7,775,983	$29.34	4.48	$100,761
Exercisable at December 31, 2009	5,293,918	$27.52	3.83	$ 78,197

	At December 31, 2009
Stock-based compensation cost not yet recognized under the straight-line method (dollars in thousands)	$12,720
Weighted-average remaining expense recognition period (in years)	2.02

The fair values per share of option grants for the years ended December 31, 2009, 2008 and 2007 were estimated using the Black-Scholes-Merton option pricing formula with the following weighted-average assumptions:

	Year Ended December 31,		
	2009	**2008**	**2007**
Expected life (in years)	**2.4**	3.3	2.6
Risk-free interest rate	**1.1%**	1.7%	3.4%
Volatility	**32.0%**	36.8%	31.2%
Expected dividend yield	**0.0%**	0.0%	0.0%

The Company determined the assumptions involving the expected life of its options and volatility rates based primarily on historical data and consideration of expectations for the future.

The above assumptions and market prices of the Company's common stock at the date of option exercises resulted in the following values:

	Year Ended December 31,		
	2009	**2008**	**2007**
Grant-date fair value per option	**$ 8.10**	$ 6.31	$ 10.32
Intrinsic value of options exercised (dollars in thousands)	**$ 23,511**	$ 59,921	$ 95,203
Average intrinsic value per share of options exercised	**$ 19.26**	$ 35.08	$ 23.69

Restricted and deferred stock units and awards

During 2005, the Company began issuing restricted stock units with no exercise price to key employees in place of stock options. During 2009, 2008 and 2007, grants of restricted stock units were made to officers and key employees. Approximately 72,634 and 235,433 of the restricted stock unit grants during 2008 and 2007, respectively, contained performance-based conditions which were fully satisfied based on the Company's full-year 2008 and 2007 financial performance against certain targets. No 2009 restricted stock unit grants contained performance-based conditions. The restricted stock units granted to officers and other key employees generally provided for three-year 100% cliff vesting on the third anniversary of the date of grant, based on continued employment.

In connection with the acquisition of NATCO, effective November 18, 2009, the Company issued 68,881 unvested Cameron restricted common stock awards to certain former NATCO employees in exchange for similar shares of NATCO restricted stock held by those employees immediately prior to the acquisition date. The terms, conditions and value of the restricted stock awards issued by the Company were similar to the NATCO restricted stock awards and thus, no restricted stock modification accounting was required at the date of the exchange (see Note 2 of the Notes to Consolidated Financial Statements for further information).

Under an update to the Compensation Program for Non-Employee Directors approved by the Board of Directors in May 2008, non-employee directors are entitled to receive an annual number of deferred stock units that is equal to a value of $250,000 determined on the day following the Company's annual meeting of stockholders or, if a director's election to the Board occurs between annual meetings of stockholders, the initial grant of deferred stock units is based on a pro-rata portion of the annual grant amount equal to the remaining number of months in the board year until the next annual meeting of stockholders. These units, which have no exercise price and no expiration date, vest in one-fourth increments quarterly over the following year but cannot be converted into common stock until the earlier of termination of Board service or three years, although Board members have the ability to voluntarily defer conversion for a longer period of time.

A summary of restricted stock unit and restricted stock award activity under the Company's stock compensation plans as of and for the year ended December 31, 2009 is presented below:

Restricted Stock Units and Awards	Number	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2009	1,799,869	$30.16
Granted	616,904	25.44
Added through acquisitions	68,881	40.59
Vested	(525,160)	21.57
Forfeited	(48,407)	27.46
Nonvested at December 31, 2009	1,912,087	$31.56

	At December 31, 2009
Stock-based compensation cost not yet recognized under the straight-line method (dollars in thousands)	$19,447
Weighted-average remaining expense recognition period (in years)	1.28

The intrinsic value of restricted stock units vesting during the years ended December 31, 2009, 2008 and 2007 was $10,980,000, $19,278,000 and $5,277,000, respectively.

During the years ended December 31, 2009, 2008 and 2007, respectively, a total of 616,904, 639,799 and 708,042 restricted stock units (post-split) at a weighted-average grant date fair value of $25.44, $36.40 and $29.04 per share (post-split) were granted. The fair value of restricted stock units is determined based on the closing trading price of the Company's common stock on the grant date.

At December 31, 2009, 8,340,040 shares were reserved for future grants of options, deferred stock units, restricted stock units and other awards. The Company may issue either treasury shares or newly issued shares of its common stock in satisfaction of these awards.

Note 10: Debt

The Company's debt obligations were as follows:

	December 31,	
(dollars in thousands)	**2009**	2008
Short-term borrowings under revolving credit facility	**$ —**	$ 14,482
Senior notes, net of $1,928 of unamortized original issue discount at December 31, 2009 ($2,028 at December 31, 2008)	**748,072**	747,972
Convertible debentures, net of discount of $22,768 at December 31, 2009 ($38,543 at December 31, 2008)	**477,232**	592,566
Other debt	**16,742**	10,941
Obligations under capital leases	**12,420**	13,945
	1,254,466	1,379,906
Current maturities	**(22,164)**	(161,279)
Long-term portion	**$ 1,232,302**	$ 1,218,627

On June 26, 2008, the Company issued $450,000,000 in aggregate principal amount of 6.375% Senior Notes due July 15, 2018 (the "2018 Notes") and $300,000,000 in aggregate principal amount of 7.0% Senior Notes due July 15, 2038 (the "2038 Notes" and, together with the 2018 Notes, the "Notes"). The Company pays interest on the Notes on January 15 and July 15 of each year,

beginning January 15, 2009. The Company may redeem some of the Notes from time to time or all of the Notes at any time at redemption prices that include accrued and unpaid interest and a make-whole premium as defined in the respective supplemental indentures (the Supplemental Indentures). In the event of the occurrence of a Change of Control Repurchase Event, as defined in the Supplemental Indentures, the holders of the Notes may require the Company to repurchase the Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest. The Notes are senior unsecured obligations of the Company and rank equally with all of the Company's other existing unsecured and unsubordinated debt.

On April 14, 2008, the Company entered into a multicurrency revolving credit facility providing for borrowings up to $585,000,000, which expires on April 14, 2013. The facility allows the Company to borrow funds at the London Interbank Offered Rate (LIBOR) plus 40 basis points (including a facility fee), which varies based on the Company's current debt rating, and, if aggregate outstanding credit exposure exceeds one-half of the total facility amount, an additional 10-basis-point fee is incurred. The Company, at its option, may also borrow at other specified rates as defined in the credit facility. Additionally, the Company is required to maintain a total debt-to-capitalization ratio of no more than 60% during the term of the agreement. At December 31, 2008, the Company had Pound Sterling borrowings outstanding totaling £10,000,000, under its $585,000,000 multicurrency revolving credit facility at an interest rate of 4.20% with a maturity date of January 20, 2009. No amounts were outstanding under the credit facility at December 31, 2009.

On May 23, 2006, the Company issued $500,000,000 face value of twenty-year senior convertible debentures, due June 15, 2026, that pay interest semi-annually at a rate of 2.5% on each June 15 and December 15, beginning December 15, 2006. The Company has the right to redeem the 2.5% Convertible Debentures at any time on or after June 20, 2011, at principal plus accrued and unpaid interest. Holders may require the Company to repurchase all or a portion of the 2.5% Convertible Debentures on June 15 of 2011, 2016 and 2021, or at any time the Company undergoes a fundamental change as defined in the debenture agreement, for principal plus accrued and unpaid interest. Prior to June 15, 2011, holders may also convert their debenture holdings into shares of common stock at a conversion rate of 28.2656 shares of common stock per $1,000 principal amount, or $35.38 per share (post-split basis), only under the following circumstances:

- during any quarter after June 30, 2006, if the closing price of the Company's common stock exceeds 130% of the then-current conversion price for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding quarter;
- during the five business-day period after any five consecutive trading day period in which the trading price per debentures for each day of the period was less than 97% of the product of the last reported sales price of the Company's common stock and the current conversion rate;
- upon the occurrence of specified corporate events; or
- upon receipt of a notice of redemption by the Company.

Holders may also convert the 2.5% Convertible Debentures into shares of common stock at any time on or after June 15, 2011 without meeting the above provisions. In either case involving conversion by the holders, any amount due up to and including the principal amount of the debt and accrued but unpaid interest will be satisfied in cash by the Company. The portion of the conversion value of the debt in excess of principal may, at the option of the Company, be satisfied in either cash or shares of the Company's common stock. The initial conversion rate is subject to adjustment based on certain specified events or in the event the Company undergoes a fundamental change as defined. As part of the offering of the 2.5% Convertible Debentures, the Company agreed to file a shelf registration statement related to the resale of the debentures and the common stock issuable upon conversion of the debentures within a specified period of time and to have the registration statement become effective and maintain effectiveness during periods specified in the debenture agreement. This registration statement was filed timely by the Company on August 14, 2006. If the registration statement subsequently ceases to be effective, the Company could be subject to liquidated damage payments of up to 0.50% per year on the principal amount of the 2.5% Convertible Debentures, payable on June 15 and December 15 of each year during the period that the registration statement is not effective, as defined in the debenture agreement.

During 2004, the Company issued an aggregate amount of $238,000,000 face value of twenty-year convertible debentures due 2024 with an interest rate of 1.5%, payable semi-annually on May 15 and November 15. The Company had the right to redeem the 1.5% Convertible Debentures anytime after May 15, 2009 at the principal amount plus accrued and unpaid interest, and the debenture holders had the right to require the Company to repurchase the debentures on the fifth, tenth and fifteenth anniversaries of the issue. The 1.5% Convertible Debentures were convertible into the Company's common stock at a rate of 57.9428 shares per debenture, or $17.26 per share (post-split basis). The holders could convert the debentures into the Company's common stock only under the following circumstances:

- during any quarter in which the sales price of the Company's common stock exceeds 120% of the conversion price for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding quarter;
- during any five consecutive trading day period immediately following any five consecutive trading day period in which the average trading price for the debentures is less than 97% of the average conversion value of the debentures;
- upon fundamental changes in the ownership of the Company's common stock, which would include a change of control as defined in the debenture agreement.

The Company elected to use the "cash pay" provision with respect to its 1.5% Convertible Debentures for any debentures tendered for conversion or designated for redemption. Under this provision, the Company will satisfy in cash its conversion obligation for 100% of

the principal amount of any debentures submitted for conversion, with any remaining amount to be satisfied in shares of the Company's common stock.

During 2008, the Company notified the holders of its 1.5% and 2.5% Convertible Debentures of their rights under the terms of the debentures to request conversion of those debentures. As a result of conversions by the holders, $106,891,000 principal value of the 1.5% Convertible Debentures were repaid by the Company in cash during 2008 along with the issuance of 3,975,147 new shares of the Company's common stock to satisfy the excess of the conversion value of the debentures over the principal balance.

On June 18, 2009, the Company notified the holders of its 1.5% Convertible Debentures that it would exercise its right to redeem for cash all of the outstanding notes on July 20, 2009 at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest up to, but not including the redemption date. All of the remaining 1.5% Convertible Debentures, with a principal value totaling $131,109,000, were either converted by the holders or redeemed by the Company in cash. In addition, approximately 3,156,891 shares of common stock were issued to holders of the 1.5% Convertible Debentures who elected the conversion option in recognition of the conversion value of those debentures at the conversion date.

The Company's 2.5% and 1.5% Convertible Debentures are accounted for under accounting rules for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) as contained in the FASB's ASC. These accounting rules require the Company to separately account for the liability and equity components of its convertible debt instruments in a manner that reflects the Company's non-convertible debt borrowing rates when interest cost is recognized. Specifically, the accounting rules require bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt as a component of interest expense. The bifurcation of the debt and equity components was based on estimated market borrowing rates of 5.9% and 4.85%, respectively, for non-convertible debt instruments similar to the 2.5% and 1.5% Convertible Debentures. The bifurcation resulted in approximately $65,802,000 being included in capital in excess of par value on the Company's Consolidated Balance Sheets at both December 31, 2009 and 2008, related to the initial conversion value of the Company's 2.5% and 1.5% Convertible Debentures. The discount on the 2.5% Convertible Debentures remaining at December 31, 2009 from the initial bifurcation of the conversion value was $22,768,000, which will be fully amortized to interest expense by June 15, 2011. In addition to the expense associated with the stated interest rates on the debt, an additional amount of interest expense totaling $15,775,000, $20,623,000 and $20,532,000 has been recognized for the years ended December 31, 2009, 2008 and 2007, respectively, relating to the amortization of the remaining discount on the convertible debentures that is intended to result in a rate of interest expense recognized in the Company's Consolidated Results of Operations for each year that approximates the estimated market borrowing rates for non-convertible debt instruments as shown above. Had the 2.5% Convertible Debentures been convertible at December 31, 2009 (which they were not under the terms of the debenture agreement), the Company could have been required to issue approximately 2,171,077 shares of its common stock in satisfaction of the conversion value of the debentures in excess of their principal amount based on the closing price of the Company's common stock of $41.80 at December 31, 2009.

Other debt, some of which is held by entities located in countries with high rates of inflation, has a weighted-average interest rate of 12.9% at December 31, 2009 (15.8% at December 31, 2008). Future maturities of the Company's debt (including the remaining amount of unamortized discount but excluding capital leases) are approximately $16,742,000 in 2010, $477,232,000 in 2011, and $748,072,000 thereafter. Maturities in 2011 are mainly related to the 2.5% Convertible Debentures, which the holders have the right to require the Company to repurchase on June 15, 2011. Maturities thereafter are related to the 6.375% and 7.0% Senior Notes issued during 2008.

In addition to the above, the Company also has other unsecured and uncommitted credit facilities available to its foreign subsidiaries to fund ongoing operating activities. Certain of these facilities also include annual facility fees.

Interest paid during the years ended December 31, 2009, 2008 and 2007 approximated $81,974,000, $47,448,000 and $17,279,000, respectively.

Note 11: Leases

The Company leases certain facilities, office space, vehicles and office, data processing and other equipment under capital and operating leases. Rental expenses for the years ended December 31, 2009, 2008 and 2007 were $57,419,000, $49,582,000 and $42,709,000, respectively. Future minimum lease payments with respect to capital leases and operating leases with noncancelable terms in excess of one year were as follows:

(dollars in thousands)	Capital Lease Payments	Operating Lease Payments
Year ended December 31:		
2010	$ 5,553	$ 32,140
2011	4,165	32,234
2012	2,407	20,716
2013	520	17,938
2014	16	20,842
Thereafter	—	36,260
Future minimum lease payments	12,661	160,130
Less: amount representing interest	(241)	—
Lease obligations at December 31, 2009	$ 12,420	$ 160,130

Note 12: Income Taxes

The components of income before income taxes were as follows:

	Year Ended December 31,		
(dollars in thousands)	**2009**	**2008**	**2007**
Income before income taxes:			
U.S. operations	**$ 223,950**	$ 334,250	$ 287,363
Foreign operations	**418,879**	517,185	400,580
Income before income taxes	**$ 642,829**	$ 851,435	$ 687,943

The provisions for income taxes were as follows:

	Year Ended December 31,		
(dollars in thousands)	**2009**	**2008**	**2007**
Current:			
U.S. federal	**$ 83,531**	$ 142,306	$ 64,497
U.S. state and local	**3,440**	708	4,143
Foreign	**119,376**	139,298	99,725
	206,347	282,312	168,365
Deferred:			
U.S. federal	**(33,299)**	(25,215)	20,578
U.S. state and local	**(291)**	3,024	(3,787)
Foreign	**(5,447)**	10,611	14,606
	(39,037)	(11,580)	31,397
Income tax provision	**$ 167,310**	$ 270,732	$ 199,762

The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

	Year Ended December 31,		
(dollars in thousands)	**2009**	**2008**	**2007**
U.S. federal statutory rate	**35.00%**	35.00%	35.00%
State and local income taxes	**0.38**	0.67	0.68
Foreign statutory rate differential	**(7.26)**	(4.86)	(3.47)
Change in valuation allowance on deferred tax assets	**1.99**	0.71	(1.52)
Nondeductible expenses	**1.54**	0.59	1.28
Net U.S. tax on foreign source income	**(5.00)**	0.58	0.59
Change in utilization of certain foreign tax credits	**—**	—	(2.26)
All other	**(0.62)**	(0.89)	(1.26)
Total	**26.03%**	31.80%	29.04%
Total income taxes paid	**$ 231,171**	$ 159,680	$ 199,283

Components of deferred tax assets (liabilities) were as follows:

	December 31,	
(dollars in thousands)	2009	2008
Deferred tax liabilities:		
Plant and equipment	**$ (71,748)**	$ (43,818)
Inventory	**(39,484)**	(38,769)
Convertible debentures	**(8,181)**	(13,572)
Intangible assets	**(82,359)**	—
Other	**(22,953)**	(13,477)
Total deferred tax liabilities	**(224,725)**	(109,636)
Deferred tax assets:		
Postretirement benefits other than pensions	**12,310**	12,472
Reserves and accruals	**98,861**	54,519
Net operating losses and related deferred tax assets	**102,554**	23,237
Pensions	**20,080**	7,998
Other	**12,197**	24,218
Total deferred tax assets	**246,002**	122,444
Valuation allowance	**(46,127)**	(28,748)
Net deferred tax liabilities	**$ (24,850)**	$ (15,940)

Changes in the Company's unrecognized tax benefits were as follows:

	Year Ended December 31,		
(dollars in thousands)	2009	2008	2007
Balance at beginning of year	**$ 46,611**	$ 47,344	$ 42,789
Increases due to tax positions taken prior to the fiscal year	**26,056**	240	2,850
Increases due to tax positions taken during the fiscal year	**12,744**	3,805	7,943
Decreases relating to settlements with tax authorities	**(27,552)**	(3,170)	(2,412)
Decreases resulting from the lapse of applicable statutes of limitation	**(1,400)**	(1,552)	(5,727)
Net (decrease) increase due to translation and interest	**3,957**	(56)	1,901
Balance at end of year	**$ 60,416**	$ 46,611	$ 47,344

The Company is not currently aware of any adjustments that may occur that would materially increase or decrease the amount of its unrecognized tax benefits during the next twelve-month period or any material amounts included as unrecognized tax benefits at December 31, 2009 that, if recognized, would not impact the Company's effective income tax rate.

There were no material payments for interest or penalties for the years ended December 31, 2009, 2008 or 2007. Also, there were no material accruals for unpaid interest or penalties at December 31, 2009 or 2008.

The Company and its subsidiaries file income tax returns in the United States, various domestic states and localities and in many foreign jurisdictions. The earliest years' tax returns filed by the Company that are still subject to examination by authorities in the major tax jurisdictions are as follows:

United States	United Kingdom	Canada	France	Germany	Norway	Singapore	Italy
2000	2007	2002	2006	2004	2003	2004	2005

Primarily due to losses incurred in certain jurisdictions as well as changes in estimates concerning the realizability of certain deferred tax assets, valuation allowances increased in 2009 by $12,852,000, increased in 2008 by $7,103,000 and decreased in 2007 by $6,897,000, with a corresponding offset in the Company's income tax expense. In addition, valuation allowances were established in 2007 in the amount of $7,400,000, to offset the tax benefit of net operating losses and other deferred tax assets recorded as part of international acquisitions. Similar valuation allowances established in prior years were reduced in 2008 by $7,650,000, with a corresponding offset to goodwill. Certain valuation allowances are recorded in the non-U.S. dollar functional currency of the respective operation and the U.S. dollar equivalent reflects the effects of translation. The valuation allowance increased in 2009 by $4,527,000 and decreased in 2008 and 2007 by $4,612,000 and $3,830,000, respectively, due to translation.

At December 31, 2009, the Company had net operating loss and credit carryforwards in numerous jurisdictions with various expiration periods, including certain jurisdictions which have no expiration period. The Company had a valuation allowance of $46,127,000 as of December 31, 2009 against these net operating loss and credit carryforwards and other deferred tax assets. The Company has considered all available evidence in assessing the need for the valuation allowance, including future taxable income and ongoing prudent

and feasible tax planning strategies. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the net deferred tax assets would be charged to income in the period such determination was made.

The tax benefit that the Company receives with respect to certain stock benefit plan transactions is credited to capital in excess of par value and does not reduce income tax expense. This benefit amounted to $9,718,000, $22,548,000 and $32,239,000 in 2009, 2008 and 2007, respectively, including adjustments made to certain accruals related to prior year benefits.

The Company considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003, certain amounts earned during 2009, certain amounts earned by NATCO, and amounts previously subjected to tax in the U.S., to be permanently reinvested. An estimate of the amounts considered permanently reinvested is $1,679,000,000. It is not practical for the Company to compute the amount of additional U.S. tax that would be due on this amount. The Company has provided deferred income taxes on the earnings that the Company anticipates will be remitted.

The Company operates in jurisdictions in which it has been granted tax holidays. Currently the benefit of these holidays is not material.

Note 13: Stockholders' Equity

Common Stock

On December 7, 2007, stockholders of the Company approved an amendment to the Company's Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 150,000,000 to 400,000,000. Additionally, effective December 28, 2007, the Company implemented a 2-for-1 stock split in the form of a stock dividend at that date.

In February 2006, the Company's Board of Directors changed the number of shares of the Company's common stock authorized for repurchase from the 5,000,000 shares authorized in August 2004 to 10,000,000 shares in order to reflect the 2-for-1 stock split effective December 15, 2005. This authorization was subsequently increased to 20,000,000 in connection with the 2-for-1 stock split effective December 28, 2007 and eventually to 30,000,000 by a resolution adopted by the Board of Directors on February 21, 2008. Additionally, on May 22, 2006, the Company's Board of Directors approved repurchasing shares of the Company's common stock with the proceeds remaining from the Company's 2.5% Convertible Debenture offering, after taking into account a planned repayment of $200,000,000 principal amount of the Company's outstanding 2.65% Senior Notes due 2007. This authorization is in addition to the 30,000,000 shares described above.

Purchases pursuant to the 30,000,000-share Board authorization may be made by way of open market purchases, directly or indirectly, for the Company's own account or through commercial banks or financial institutions and by the use of derivatives such as a sale or put on the Company's common stock or by forward or economically equivalent transactions.

Changes in the number of shares of the Company's outstanding stock for the last three years were as follows:

	Common Stock	Treasury Stock	Shares Outstanding
Balance - December 31, 2006	116,170,863	(3,881,236)	112,289,627
Purchase of treasury stock before stock split	—	(5,284,256)	(5,284,256)
Stock issued under stock option and other employee benefit plans before stock split	—	2,074,029	2,074,029
Effect of stock split on shares outstanding	116,170,863	(7,091,464)	109,079,399
Purchase of treasury stock after stock split	—	(150,000)	(150,000)
Balance - December 31, 2007	232,341,726	(14,332,927)	218,008,799
Purchase of treasury stock	—	(6,968,363)	(6,968,363)
Stock issued under stock option and other employee benefit plans	—	1,877,170	1,877,170
Stock issued upon conversion of 1.5% Convertible Debentures	3,975,147	—	3,975,147
Balance - December 31, 2008	236,316,873	(19,424,120)	216,892,753
Purchase of treasury stock	**—**	**(935,178)**	**(935,178)**
Stock issued related to NATCO acquisition	**23,637,708**	**237,323**	**23,875,031**
Stock issued under stock option and other employee benefit plans	**—**	**1,668,217**	**1,668,217**
Stock issued upon conversion of 1.5% Convertible Debentures	**3,156,891**	**—**	**3,156,891**
Balance - December 31, 2008	**263,111,472**	**(18,453,758)**	**244,657,714**

At December 31, 2009, 17,204,156 shares of unissued common stock were reserved for future issuance under various employee benefit plans.

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value of $.01 per share. Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Company prior to issuance of any shares. Each such series or class shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such series or class of preferred stock as may be adopted by the Board of Directors prior to the issuance of any shares thereof.

Stockholder Rights Plan

On August 19, 2009, the Board of Directors approved amending its Stockholder Rights Agreement to accelerate the expiration of its outstanding Stockholder Rights to August 31, 2009 from October 31, 2017.

Amendment to Bylaws

The Board of Directors approved an amendment to the Company's Bylaws, effective February 18, 2010, to adopt a majority vote standard for non-contested elections of directors.

Retained Earnings

Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company's Board of Directors from a current year's earnings as well as from the total of capital in excess of par value plus the retained earnings, which amounted to approximately $4,529,432,000 at December 31, 2009.

Note 14: Accumulated Other Elements of Comprehensive Income

Accumulated other elements of comprehensive income comprised the following:

	December 31,	
(dollars in thousands)	**2009**	**2008**
Accumulated foreign currency translation gain (loss)	**$ 81,576**	$ (5,073)
Prior service credits, net, related to the Company's pension and postretirement benefit plans	**3,092**	3,636
Actuarial losses, net, related to the Company's pension and postretirement benefit plans	**(62,616)**	(42,724)
Change in fair value of derivatives accounted for as cash flow hedges, net of tax and other[1]	**(12,560)**	(40,057)
	$ 9,492	$ (84,218)

[1] Approximately $8,391,000 (after tax) of accumulated other elements of comprehensive income is expected to be recognized as a reduction in earnings during 2010.

Note 15: Business Segments

The Company's operations are organized into three separate business segments - DPS, V&M and CS.

Based upon the amount of equipment installed worldwide and available industry data, DPS is a leading provider of systems and equipment used to control pressures, direct flows of oil and gas wells and separate oil and gas from impurities. DPS's products include surface and subsea production systems, blowout preventers, drilling and production control systems, oil and gas separation equipment, gas conditioning units, membrane separation systems, water processing systems, block valves, gate valves, actuators, chokes, wellheads, manifolds, drilling riser and aftermarket parts and services.

Based upon the amount of equipment installed worldwide and available industry data, V&M is a leading provider of valves and also supplies measurement systems primarily used to control, direct and measure the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. V&M's products include gate valves, ball valves, butterfly valves, Orbit valves, double block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and services as well as measurement products such as totalizers, turbine meters, flow computers, chart recorders, ultrasonic flow meters and sampling systems.

CS provides reciprocating and integrally geared centrifugal compression equipment and related aftermarket parts and services for the energy industry and for manufacturing companies and chemical process industries worldwide.

The Company's primary customers are oil and gas majors, national oil companies, independent producers, engineering and construction companies, drilling contractors, rental companies, geothermal energy and independent power producers, pipeline operators, major chemical, petrochemical and refining companies, natural gas processing and transmission companies, compression leasing companies, durable goods manufacturers, utilities and air separation companies.

The Company markets its equipment through a worldwide network of sales and marketing employees supported by agents and distributors in selected international locations. Due to the extremely technical nature of many of the products, the marketing effort is further supported by a staff of engineering employees.

The Company expenses all research and product development and enhancement costs as incurred, or if incurred in connection with a product ordered by a customer, when the revenue associated with the product is recognized. For the years ended December 31, 2009, 2008 and 2007, the Company incurred research and product development costs, including costs incurred on projects designed to enhance or add to its existing product offerings, totaling approximately $78,115,000, $68,665,000 and $59,585,000, respectively. DPS accounted for 70%, 69% and 68% of each respective year's total costs.

Summary financial data by segment follows:

	Year Ended December 31, 2009				
(dollars in thousands)	**DPS**	**V&M**	**CS**	**Corporate & Other**	**Consolidated**
Revenues	**$3,406,054**	**$1,194,685**	**$ 622,506**	**$ —**	**$5,223,245**
Depreciation and amortization	**$ 90,313**	**$ 36,208**	**$ 16,525**	**$ 13,541**	**$ 156,587**
Interest income	**$ —**	**$ —**	**$ —**	**$ (5,851)**	**$ (5,851)**
Interest expense	**$ —**	**$ —**	**$ —**	**$ 92,370**	**$ 92,370**
Income (loss) before income taxes	**$ 631,475**	**$ 211,347**	**$ 90,558**	**$ (290,551)**	**$ 642,829**
Capital expenditures	**$ 174,405**	**$ 49,965**	**$ 12,324**	**$ 4,227**	**$ 240,921**
Total assets	**$4,771,052**	**$1,181,273**	**$ 411,748**	**$1,361,300**	**$7,725,373**

	Year Ended December 31, 2008				
(dollars in thousands)	**DPS**	**V&M**	**CS**	**Corporate & Other**	**Consolidated**
Revenues	$3,736,706	$1,473,245	$ 638,926	$ —	$5,848,877
Depreciation and amortization	$ 70,498	$ 32,192	$ 15,253	$ 14,136	$ 132,079
Interest income	$ —	$ —	$ —	$ (27,350)	$ (27,350)
Interest expense	$ —	$ —	$ —	$ 70,290	$ 70,290
Income (loss) before income taxes	$ 639,919	$ 301,405	$ 102,014	$ (191,903)	$ 851,435
Capital expenditures	$ 163,649	$ 62,982	$ 24,614	$ 21,003	$ 272,248
Total assets	$3,069,816	$1,199,353	$ 423,379	$1,209,823	$5,902,371

	Year Ended December 31, 2007				
(dollars in thousands)	**DPS**	**V&M**	**CS**	**Corporate & Other**	**Consolidated**
Revenues	$2,887,079	$1,273,680	$ 505,609	$ —	$4,666,368
Depreciation and amortization	$ 55,882	$ 30,039	$ 13,668	$ 10,185	$ 109,774
Interest income	$ —	$ —	$ —	$ (30,745)	$ (30,745)
Interest expense	$ —	$ —	$ —	$ 43,845	$ 43,845
Income (loss) before income taxes	$ 498,751	$ 268,033	$ 76,483	$ (155,324)	$ 687,943
Capital expenditures	$ 147,304	$ 59,736	$ 22,783	$ 15,766	$ 245,589
Total assets	$2,784,305	$1,174,630	$ 363,656	$ 408,228	$4,730,819

For internal management reporting, and therefore in the above segment information, Corporate and Other includes expenses associated with the Company's Corporate office, as well as all of the Company's interest income, interest expense, certain litigation expense managed by the Company's General Counsel, foreign currency gains and losses from certain intercompany lending activities managed by the Company's centralized Treasury function, all of the restructuring expense and acquisition related costs for the Company, the charge for the termination of the U.S. defined benefit pension plans and all of the Company's stock compensation expense. Consolidated interest income and expense are treated as a Corporate item because cash equivalents and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, income taxes are managed on a worldwide basis by the Corporate Tax Department and are therefore treated as a corporate item.

Revenue by shipping location and long-lived assets by country were as follows:

	Year Ended December 31,		
(dollars in thousands)	**2009**	**2008**	**2007**
Revenues:			
United States	**$ 2,551,301**	$ 2,885,127	$ 2,359,256
United Kingdom	**663,412**	765,779	664,026
Other foreign countries	**2,008,532**	2,197,971	1,643,086
Total revenues	**$ 5,223,245**	$ 5,848,877	$ 4,666,368

	Year Ended December 31,		
(dollars in thousands)	**2009**	**2008**	**2007**
Long-lived assets:			
United States	**$ 1,769,316**	$ 1,034,959	$ 849,580
United Kingdom	**232,839**	182,474	210,972
Other foreign countries	**899,448**	541,274	496,259
Total long-lived assets	**$ 2,901,603**	$ 1,758,707	$ 1,556,811

Note 16: Earnings Per Share

The calculation of basic and diluted earnings per share for each period presented was as follows:

	Year Ended December 31,		
(amounts in thousands, except per share data)	**2009**	**2008**	**2007**
Net income	**$ 475,519**	$ 580,703	$ 488,181
Average shares outstanding (basic)	**221,391**	217,524	219,355
Common stock equivalents	**2,194**	2,529	3,439
Incremental shares from assumed conversion of convertible debentures	**1,441**	8,594	8,593
Shares utilized in diluted earnings per share calculation	**225,026**	228,647	231,387
Earnings per share:			
Basic	**$2.15**	$2.67	$2.23
Diluted	**$2.11**	$2.54	$2.11

The Company's 2.5% Convertible Debentures have been included in the calculation of diluted earnings per share for the year ended December 31, 2009, since the average price of the Company's common stock exceeded the conversion price of the debentures during a portion of 2009. The Company's 1.5% and 2.5% Convertible Debentures have both been included in the calculation of diluted earnings per share for the years ended December 31, 2008 and 2007, since the average market price of the Company's common stock exceeded the conversion price of the debentures during all or a portion of each year. See Note 10 of the Notes to Consolidated Financial Statements for further information regarding conversion of these debentures.

Note 17: Summary of Non-cash Operating, Investing and Financing Activities

The effect on net assets of non-cash operating, investing and financing activities was as follows:

	Year Ended December 31,	
(dollars in thousands)	**2009**	**2008**
Net assets of NATCO acquired in exchange for Cameron common stock, excluding net cash acquired	**$ 954,146**	$ —
Tax benefit of employee stock compensation plan transactions	**$ 9,718**	$ 22,548
Change in fair value of derivatives accounted for as cash flow hedges, net of tax	**$ 11,256**	$ (47,245)
Actuarial loss and impact of plan amendments, net, related to defined benefit pension and postretirement benefit plans	**$ (22,955)**	$ 7,911
Change in net assets due to a change in the measurement date of the Company's postretirement benefit plans	**$ —**	$ (98)

Note 18: Off-Balance Sheet Risk and Guarantees, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Guarantees

At December 31, 2009, the Company was contingently liable with respect to approximately $871,554,000 of bank guarantees and standby letters of credit issued on its behalf by major domestic and international financial institutions in connection with the delivery, installation and performance of the Company's products under contract with customers throughout the world. The Company was also liable to these financial institutions for financial letters of credit and other guarantees issued on its behalf totaling nearly $27,891,000 which provide security to third parties relating to the Company's ability to meet specified financial obligations, including payment of leases, customs duties, insurance and other matters. Additionally, the Company was liable for approximately $4,470,000 of insurance bonds at December 31, 2009 relating to the requirements in certain foreign jurisdictions where the Company does business that the Company hold insurance bonds rather than bank guarantees.

The Company's other off-balance sheet risks were not material at December 31, 2009.

Concentrations of Credit Risk

Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2009. The Company typically does not require collateral for its customer trade receivables. Allowances for doubtful accounts are recorded for estimated losses that may result from the inability of customers to make required payments. See Note 4 of the Notes to Consolidated Financial Statements for additional information.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, derivative instruments and debt instruments. The book values of cash and cash equivalents, trade receivables, trade payables, derivative instruments and floating-rate debt instruments are considered to be representative of their respective fair values. Certain cash equivalents have also been valued based on quoted market prices which are considered to be Level 1 market inputs as defined in the fair value measurements guidance of the FASB's ASC. At December 31, 2009, the fair value of the Company's fixed-rate debt (based on Level 1 quoted market rates) was approximately $1,450,927,000 as compared to $1,250,000,000 face value of the debt. At December 31, 2008, the fair value of the Company's fixed rate debt (based on Level 1 quoted market rates) was approximately $1,303,470,000 as compared to $1,381,109,000 face value of the debt.

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into foreign currency forward contracts to hedge specific large anticipated receipts or disbursements in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2009. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea, drilling, valve or other equipment contracts involving the Company's United States operations and its wholly-owned subsidiaries in Brazil, Italy, Romania, Singapore and the United Kingdom. At December 31, 2009, the Company was also party to certain foreign currency forward and foreign currency option contracts which have not been accounted for as hedges involving underlying foreign currency denominated accounts recorded on the balance sheet of its wholly-owned subsidiary in Canada or anticipated foreign currency cash flows of its wholly-owned subsidiary in Italy. The Company determines the fair value of its outstanding foreign currency forward and option contracts based on quoted exchange rates for the respective currencies applicable to similar instruments. These quoted exchange rates are considered to be Level 2 observable market inputs.

The Company manages its debt portfolio to achieve an overall desired position of fixed and floating rates and employs interest rate swaps as a tool to achieve that goal. On October 19, 2009, the Company entered into an interest rate swap with a third party to receive a fixed interest rate of 6.375% and to pay a variable rate based on the 3 month London Interbank Offered Rate (LIBOR) plus 4.801% on a notional value of $200,000,000. The swap matures on January 15, 2012 and provides for semi-annual payments each January 15 and July 15, beginning January 15, 2010. Interest is compounded quarterly on the 15th of each January, April, July and October. An additional interest rate swap with a notional value of $200,000,000 and terms identical to the above was also entered into on October 23, 2009, except that the variable rate to be paid is based on 3 month LIBOR plus 4.779%. The fair value of the interest rate swaps is affected by changes in quoted 3-month LIBOR rates, which is also considered to be a Level 2 observable market input.

Information relating to the contracts and the estimated fair values recorded in the Company's Consolidated Balance Sheets at December 31, 2009 and 2008 follows:

	December 31, 2009 Year of Contract Expiration				December 31,
(amounts in thousands except exchange rates)	2010	2011	2012	Total	2008
FX Forward Contracts –					
Buy EUR/Sell GBP:					
Notional amount to buy (in EUR)	8,204	715	—	8,919	49,456
Average GBP to EUR contract rate	0.8072	0.8120	—	0.8076	0.7992
Average GBP to EUR rate at December 31, 2009	0.8923	0.8934	—	0.8924	0.9611
Fair value at December 31, 2009 in U.S. dollars				$ 1,206	$ 11,596
Buy EUR/Sell CAD:					
Notional amount to sell (in EUR)	24,600	—	—	24,600	—
Average CAD to EUR contract rate	1.5773	—	—	1.5773	—
Average CAD to EUR rate at December 31, 2009	1.5132	—	—	1.5132	—
Fair value at December 31, 2009 in U.S. dollars				$ 1,497	$ —
Sell USD/Buy GBP:					
Notional amount to sell (in USD)	45,196	3,222	—	48,418	156,129
Average USD to GBP contract rate	1.8380	1.7884	—	1.8346	1.9155
Average USD to GBP rate at December 31, 2009	1.6064	1.6023	—	1.6061	1.4498
Fair value at December 31, 2009 in U.S. dollars				$ (5,994)	$ (37,917)
Other Currencies:					
Fair value at December 31, 2009 in U.S. dollars				$ (448)	$ (19,507)
FX Options to buy EUR –					
Notional amount to sell in USD	15,600	—	—	15,600	—
Average USD to EUR contract rate	1.4705	—	—	1.4705	—
Average USD to EUR rate at December 31, 2009	1.4337	—	—	1.4337	—
Fair value at December 31, 2009 in U.S. dollars				$ 184	$ —
Interest Rate Swaps –					
Notional amount in USD	—	—	400,000	400,000	—
Fair value at December 31, 2009 in U.S. dollars				$ 1,245	$ —

The fair value of derivative financial instruments recorded in the Company's Consolidated Balance Sheet at December 31, 2009 was as follows (in thousands):

	Asset Derivatives		Liability Derivatives	
	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as hedging instruments:				
Foreign exchange contracts	Current assets	$ 1,181	Current liabilities	$ (6,027)
	Non-current assets	3	Non-current liabilities	(349)
		1,184		(6,376)
Derivatives not designated as hedging instruments:				
Foreign exchange contracts	Current assets	1,735	Current liabilities	(98)
Interest rate swaps	Non-current assets	1,245	Non-current liabilities	—
		2,980		(98)
Total Derivatives		$ 4,164		$ (6,474)

The effects of derivative financial instruments on the Company's consolidated financial statements for the year ended December 31, 2009 were as follows (in thousands):

	Effective Portion			Ineffective Portion and Other	
Derivatives in Cash Flow Hedging Relationships	**Amount of Pre-Tax Gain (Loss) Recognized in OCI on Derivatives**	**Location of Gain (Loss) Reclassified from Accumulated OCI into Income**	**Amount of Gain (Loss) Reclassified from Accumulated OCI into Income**	**Location of Gain (Loss) Recognized in Income on Derivatives**	**Amount of Gain (Loss) Recognized in Income on Derivatives**
Foreign exchange contracts	$ 17,920	Revenues	$ (17,303)	Cost of goods sold-ineffective portion	$ 2,828
		Cost of goods sold	(8,365)		
		Depreciation expense	(148)		
Total	$ 17,920		$ (25,816)		$ 2,828

Approximately $1,051,000 was recognized as a reduction to cost of goods sold and $1,245,000 was recognized as a reduction in interest expense during the year ended December 31, 2009 relating to foreign currency forward contracts and interest rate swap agreements, respectively, which were not designated as hedging instruments.

Note 19: Contingencies

The Company is subject to a number of contingencies, including environmental matters, litigation and tax contingencies.

Environmental Matters

The Company's worldwide operations are subject to regulations with regard to air, soil and water quality as well as other environmental matters. The Company, through its environmental management system and active third-party audit program, believes it is in substantial compliance with these regulations.

The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the CS operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had been active for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2009, the Company's consolidated balance sheet included a noncurrent liability of approximately $7,329,000 for environmental matters.

Legal Matters

In 2001, the Company discovered that contaminated underground water from the former manufacturing site in Houston referenced above had migrated under an adjacent residential area. Pursuant to applicable state regulations, the Company notified the affected homeowners. Concerns over the impact on property values of the underground water contamination and its public disclosure led to a number of claims by homeowners. The Company has settled these claims, primarily as a result of a settlement of a class action lawsuit, and is obligated to reimburse 197 homeowners for any diminution in value of their property due to contamination concerns at the time of any sale.

Recent testing results of monitoring wells on the southeastern border of the plume have caused the Company to notify 33 homeowners whose property is adjacent to the class area that their property may be affected. The Company is taking remedial measures to prevent these properties from being affected.

The Company believes, based on its review of the facts and law, that any potential exposure from existing agreements as well as any possible new claims that may be filed with respect to this underground water contamination will not have a material adverse effect on its financial position or results of operations. The Company's consolidated balance sheet included a liability of approximately $13,701,000 for these matters as of December 31, 2009.

The Company has been named as a defendant in a number of multi-defendant, multi-plaintiff tort lawsuits since 1995. At December 31, 2009, the Company's consolidated balance sheet included a liability of approximately $5,099,000 for such cases, including estimated legal costs. The Company believes, based on its review of the facts and law, that the potential exposure from these suits will not have a material adverse effect on its consolidated results of operations, financial condition or liquidity.

Regulatory Contingencies

In January 2007, the Company underwent a Pre-Assessment Survey as part of a Focused Assessment Audit initiated by the Regulatory Audit Division of the U.S. Customs and Border Protection, Department of Homeland Security. The Pre-Assessment Survey of the period September 2001 through September 2007 resulted in a finding that the Company had deficiencies in its U.S. customs compliance process and had underpaid customs duties. The Company has since paid these duties and taken corrective action with respect to these deficiencies. The sufficiency of these corrective actions is currently undergoing a Follow-Up Compliance Improvement Plan Review which is expected to be completed by the end of the third quarter of 2010.

In July 2007, the Company was one of a number of companies to receive a letter from the Criminal Division of the U.S. Department of Justice (DOJ) requesting information on activities undertaken on their behalf by a customs clearance broker. The DOJ is inquiring into whether certain of the services provided to the Company by the customs clearance broker may have involved violations of the U.S. Foreign Corrupt Practices Act (FCPA). In response, the Company engaged special counsel reporting to the Audit Committee of the Board of Directors to conduct an investigation into its dealings with the customs clearance broker in Nigeria and Angola to determine if any payment made to or by the customs clearance broker on the Company's behalf constituted a violation of the FCPA. Special counsel also reviewed the extent, if any, of the Company's knowledge and involvement in the performance of these services and activities and whether the Company fulfilled its obligations under the FCPA. In addition, the U.S. Securities and Exchange Commission (SEC) is conducting an informal inquiry into the same matters. The investigation by special counsel has been completed and the Company is waiting for the agencies to commence discussions regarding the ultimate disposition of this matter. The current tolling agreement between the Company and the agencies expires on April 30, 2010. At this stage, the Company cannot predict what the disposition will entail. The Company undertook enhanced compliance training efforts for its personnel, including foreign operations personnel dealing with customs clearance regulations and hired a Chief Compliance Officer in September 2008 to oversee and direct all legal compliance matters for the Company.

The Company completed its acquisition of NATCO in November 2009, and at the time NATCO had a pending SEC enforcement action under the FCPA. In January 2010, without admitting or denying the underlying allegations, it settled the action and agreed to a civil penalty of $65,000, and, in a related proceeding, agreed to an order requiring it to cease and desist from future violations of the FCPA.

Tax Contingencies

The Company has legal entities in over 35 countries. As a result, the Company is subject to various tax filing requirements in these countries. The Company prepares its tax filings in a manner which it believes is consistent with such filing requirements. However, some of the tax laws and regulations which the Company is subject to are subject to interpretation and/or judgment. Although the Company believes that the tax liabilities for periods ending on or before the balance sheet date have been adequately provided for in the financial statements, to the extent that a taxing authority believes that the Company has not prepared its tax filings in accordance with the authority's interpretation of the tax laws/regulations, the Company could be exposed to additional taxes.

Note 20: Unaudited Quarterly Operating Results

Unaudited quarterly operating results were as follows:

	2009 (quarter ending)			
(dollars in thousands, except per share data)	**March 31,**	**June 30,**	**September 30,**	**December 31,**
Revenues	**$1,257,023**	**$1,270,038**	**$1,231,791**	**$1,464,393**
Revenues less cost of sales (exclusive of depreciation and amortization)	**$ 413,365**	**$ 429,254**	**$ 403,779**	**$ 436,741**
Restructuring expense and acquisition related costs	**$ 22,316**	**$ 10,864**	**$ 5,853**	**$ 42,572**
Net income	**$ 114,637**	**$ 138,604**	**$ 124,944**	**$ 97,334**
Earnings per share:				
Basic	**$ 0.53**	**$ 0.64**	**$ 0.57**	**$ 0.42**
Diluted	**$ 0.52**	**$ 0.62**	**$ 0.56**	**$ 0.41**

	2008 (quarter ending)			
(dollars in thousands, except per share data)	**March 31,**	**June 30,**	**September 30,**	**December 31,**
Revenues	$1,339,254	$1,480,633	$1,504,733	$1,524,257
Revenues less cost of sales (exclusive of depreciation and amortization)	$ 373,895	$ 417,388	$ 453,907	$ 475,756
Charge for pension plan termination	$ —	$ —	$ —	$ 26,196
Net income	$ 122,981	$ 148,785	$ 162,980	$ 145,957
Earnings per share:				
Basic	$ 0.57	$ 0.69	$ 0.75	$ 0.67
Diluted	$ 0.53	$ 0.64	$ 0.71	$ 0.66

Selected Consolidated Historical Financial Data of Cameron International Corporation

The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2009. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,				
(dollars in thousands, except per share data)	**2009**	**2008**	**2007**	**2006**	**2005**
Income Statement Data:					
Revenues	**$5,223,245**	$5,848,877	$4,666,368	$3,742,907	$2,517,847
Costs and expenses:					
Cost of sales (exclusive of depreciation and amortization shown separately below)	**3,540,106**	4,127,931	3,242,238	2,601,072	1,796,277
Selling and administrative expenses	**715,599**	668,296	577,588	528,568	381,267
Depreciation and amortization	**156,587**	132,079	109,774	101,350	78,398
Interest income	**(5,851)**	(27,350)	(30,745)	(26,939)	(13,060)
Interest expense	**92,370**	70,290	43,845	34,974	18,484
Restructuring expense and acquisition related costs	**81,605**	—	—	—	—
Charge for pension plan termination	**—**	26,196	35,725	—	—
Acquisition integration costs	**—**	—	—	29,578	—
Total costs and expenses	**4,580,416**	4,997,442	3,978,425	3,268,603	2,261,366
Income before income taxes	**642,829**	851,435	687,943	474,304	256,481
Income tax provision	**(167,310)**	(270,732)	(199,762)	(165,316)	(89,384)
Net income	**$ 475,519**	$ 580,703	$ 488,181	$ 308,988	$ 167,097
Basic earnings per share	**$ 2.15**	$ 2.67	$ 2.23	$ 1.36	$ 0.75
Diluted earnings per share	**$ 2.11**	$ 2.54	$ 2.11	$ 1.32	$ 0.74
Balance Sheet Data (at the end of period):					
Total assets	**$7,725,373**	$5,902,371	$4,730,819	$4,350,750	$3,098,562
Stockholders' equity	**$3,919,760**	$2,344,527	$2,133,672	$1,792,826	$1,610,090
Long-term debt	**$1,232,302**	$1,218,627	$ 682,443	$ 662,191	$ 419,613
Other long-term obligations	**$ 277,098**	$ 228,009	$ 221,828	$ 267,521	$ 146,998

Reconciliation of GAAP to Non-GAAP Financial Information

	Year Ended December 31, 2009				
(dollars in thousands)	**DPS**	**V&M**	**CS**	**Corporate**	**Total**
Income (loss) before income taxes	**$631,475**	**$211,347**	**$ 90,558**	**$(290,551)[1]**	**$ 642,829**
Depreciation and amortization	**90,313**	**36,208**	**16,525**	**13,541**	**156,587**
Interest income	**—**	**—**	**—**	**(5,851)**	**(5,851)**
Interest expense	**—**	**—**	**—**	**92,370**	**92,370**
EBITDA	**$721,788**	**$247,555**	**$107,083**	**$(190,491)**	**$ 885,935**
EBITDA (as a percent of revenues)	**21.2%**	**20.7%**	**17.2%**	**N/A**	**17.0%**

[1] Includes an $81,605 charge for restructuring activities and acquisition related costs.

	Year Ended December 31, 2008				
(dollars in thousands)	**DPS**	**V&M**	**CS**	**Corporate**	**Total**
Income (loss) before income taxes	$639,919	$301,405	$102,014	$(191,903)[2]	$ 851,435
Depreciation and amortization	70,498	32,192	15,253	14,136	132,079
Interest income	—	—	—	(27,350)	(27,350)
Interest expense	—	—	—	70,290	70,290
EBITDA	$710,417	$333,597	$117,267	$(134,827)	$1,026,454
EBITDA (as a percent of revenues)	19.0%	22.6%	18.4%	N/A	17.5%

[2] Includes a $26,196 charge for termination of the U.S. pension plans.

	Year Ended December 31, 2007				
(dollars in thousands)	**DPS**	**V&M**	**CS**	**Corporate**	**Total**
Income (loss) before income taxes	$498,751	$268,033	$ 76,483	$(155,324)[3]	$ 687,943
Depreciation and amortization	55,882	30,039	13,668	10,185	109,774
Interest income	—	—	—	(30,745)	(30,745)
Interest expense	—	—	—	43,845	43,845
EBITDA	$554,633	$298,072	$ 90,151	$(132,039)	$ 810,817
EBITDA (as a percent of revenues)	19.2%	23.4%	17.8%	N/A	17.4%

[3] Includes a $35,725 charge for termination of the U.S. pension plans.

Earnings before interest, taxes, depreciation and amortization expense (EBITDA) is a non-GAAP financial measure. Accordingly, this schedule provides a reconciliation of EBITDA to income (loss) before income taxes, the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles in the United States (GAAP). The Company believes the presentation of EBITDA is useful to the Company's investors because EBITDA is viewed as an appropriate measure for evaluating the Company's performance and liquidity and reflects the resources available for strategic opportunities including, among others, investing in the business, strengthening the balance sheet, repurchasing the Company's securities and making strategic acquisitions. In addition, EBITDA is a widely used benchmark in the investment community. The presentation of EBITDA, however, is not meant to be considered in isolation or as a substitute for the Company's financial results prepared in accordance with GAAP.

Stockholder Return Performance Graphs

The graphs below show the cumulative total stockholder return on the Company's Common Stock from December 31, 2004 to December 31, 2009 and compare it with the cumulative total return of the Standard & Poor's Composite 500 Stock Index and the weighted-average (based on stock market capitalization) cumulative total return of a Peer Group selected by the Company. Each case assumes an investment of $100 on December 31, 2004 and the reinvestment of any dividends, and the points on the graph represent the value of each of these investments at the end of each year shown.

The Peer Group in the first graph includes Baker Hughes Incorporated, BJ Services Company, Halliburton Company, Schlumberger Limited, Smith International, Inc. and Weatherford International Ltd. This Peer Group has been used by the Company for stockholder return comparisons since the 2003 Proxy Statement, but is being discontinued due to the pending acquisition of BJ Services Company by Baker Hughes Incorporated.

The Peer Group in the second graph reflects the removal of BJ Services Company and the addition of two direct competitors (FMC Technologies, Inc. and National Oilwell Varco, Inc.). This peer group, which will be used in future comparisons, includes Baker Hughes Incorporated, FMC Technologies, Inc., Halliburton Company, National Oilwell Varco, Inc., Schlumberger Limited, Smith International, Inc. and Weatherford International Ltd.

Prior Peer Group



Current Peer Group



Stockholder Information

Transfer Agent and Registrar

Computershare Trust Company, N.A.
General correspondence about your shares should be addressed to:

Computershare Trust Company, N.A.
Shareholder Services
P.O. Box 43069
Providence, RI 02940-3069
Website: www.computershare.com

Telephone inquiries can be made to the Telephone Response Center at (781) 575-2725, Monday through Friday, 8:30 a.m. to 7:00 p.m., Eastern Time.

Additional Stockholder Assistance

For additional assistance regarding your holdings, write to:

Corporate Secretary
Cameron International Corporation
1333 West Loop South, Suite 1700
Houston, Texas 77027
Telephone: (713) 513-3322

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m., Wednesday, May 12, 2010, at the Company's corporate headquarters in Houston, Texas. A meeting notice and proxy materials are being mailed to all stockholders of record on March 15, 2010.

Certifications

The Company filed with the Securities and Exchange Commission, as Exhibit 31 to its Annual Report on Form 10-K for the 2009 fiscal year, certifications of its Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosures. The Company also submitted to the New York Stock Exchange (NYSE) the previous year's certification of its Chief Executive Officer certifying that he was not aware of any violations by the Company of the NYSE corporate governance listing standards.

Stockholders of Record

The approximate number of record holders of Cameron International Corporation common stock was 1,114 as of February 12, 2010.

Common Stock Prices

Cameron International Corporation common stock is listed on the New York Stock Exchange under the symbol CAM. The trading activity during 2009 and 2008 was as follows:

	High	Low	Last
2009			
First Quarter	**$25.74**	**$17.19**	**$21.93**
Second Quarter	**33.07**	**21.01**	**28.30**
Third Quarter	**39.72**	**24.63**	**37.82**
Fourth Quarter	**42.49**	**35.37**	**41.80**
	High	**Low**	**Last**
2008			
First Quarter	$52.79	$37.00	$41.64
Second Quarter	57.47	40.80	55.35
Third Quarter	58.53	35.06	38.54
Fourth Quarter	38.54	16.15	20.50

The following documents are available on the Company's website at www.c-a-m.com:

- The Company's filings with the Securities and Exchange Commission (SEC).
- The charters of the Committees of the Board.
- Other documents that may be required to be made so available by the SEC or the New York Stock Exchange.

DIRECTORS

Sheldon R. Erikson
Chairman of the Board
Cameron
Houston, Texas

C. Baker Cunningham
President and Chief Executive Officer,
Belden CDT Inc. (retired)
St. Louis, Missouri

Peter J. Fluor
Chairman and Chief Executive Officer
Texas Crude Energy, Inc.
Houston, Texas

Douglas L. Foshee
Chairman and Chief Executive Officer
El Paso Corporation
Houston, Texas

Jack B. Moore
President and Chief Executive Officer
Cameron
Houston, Texas

Michael E. Patrick
Investor
Dallas, Texas

Jon Erik Reinhardsen
President and Chief Executive Officer
Petroleum Geo-Services ASA
Lysaker, Norway

David Ross III
Investor
Houston, Texas

Bruce W. Wilkinson
Chairman and Chief Executive Officer
McDermott International, Inc. (retired)
Houston, Texas

OFFICERS

CAMERON

Jack B. Moore
President and
Chief Executive Officer

William C. Lemmer
Senior Vice President and
General Counsel

Charles M. Sledge
Senior Vice President and
Chief Financial Officer

R. Scott Amann
Vice President,
Investor Relations

John C. Bartos
Vice President,
Development and Technology

H. Keith Jennings
Vice President and Treasurer

Christopher A. Krummel
Vice President, Controller and
Chief Accounting Officer

Joseph H. Mongrain
Vice President,
Human Resources

Stuart Taylor
Vice President, Tax

Stephen P. Tomlinson
Vice President,
Operations Support

Grace B. Holmes
Corporate Secretary and
Governance Officer

DRILLING & PRODUCTION SYSTEMS

John D. Carne
President[1]

Harold E. Conway, Jr.
President,
Drilling Systems

Hal J. Goldie
President,
Subsea Systems

Gary M. Halverson
President,
Surface Systems

Leslie A. Hiller
President,
Process Systems

Britt O. Schmidt
President, Flow Control

Kevin Fleming
Vice President,
Human Resources

Richard A. Steans
Vice President, Finance

Edward E. Will
Vice President, Marketing

VALVES & MEASUREMENT

James E. Wright
President[2]

Mark T. Cordell
President, Distributed Valves

William B. Findlay
President, Engineered Valves

R. Scott Rowe
President, Process Valves and
Aftermarket

Patrick C. Holley
Vice President and General
Manager, Measurement

Jeffrey G. Altamari
Vice President, Finance

Kevin M. Ernest
Vice President, Marketing

Roslyn R. Larkey
Vice President,
Human Resources

David R. Mefford
Vice President, Engineering

COMPRESSION SYSTEMS

Robert J. Rajeski
President[2]

Mahesh K. Joshi
President, Centrifugal
Compression Systems

Richard E. Stegall
President, Reciprocating
Compression Systems

Greg L. Boane
Vice President, Finance

Ronald J. Flecknoe
Vice President,
Aftermarket Sales

Adam L. C. Nightingale
Vice President,
Human Resources

Edward E. Roper
Vice President, Marketing and
Business Development

Wayne T. Wootton
Vice President, Supply Chain

[1] *Also, Senior Vice President, Cameron*

[2] *Also, Vice President, Cameron*





CAMERON

1333 West Loop South | Suite 1700 | Houston, Texas 77027 | 713.513.3300 | www.c-a-m.com